ENABLING A MORE CONNECTED WORLD

2011 ANNUAL REPORT



EVERY CONNECTION COUNTS

TE connectivity

AT TE CONNECTIVITY, WE DESIGN AND MANUFACTURE HIGHLY ENGINEERED SOLUTIONS THAT CONNECT AND PROTECT DATA AND POWER INSIDE MILLIONS OF PRODUCTS THAT TOUCH EVERY ASPECT OF OUR LIVES. IN A WORLD WHERE EVERYTHING IS CONNECTED, WE BELIEVE...

EVERY CONNECTION COUNTS.

500,000 HIGHLY ENGINEERED PRODUCTS



UNMATCHED ENGINEERING CAPABILITIES

7,500
engineers around the world

20,000+
patents granted or pending

$733
million invested in R&D and engineering in fiscal year 2011

SERVING ATTRACTIVE MARKETS



31% AUTOMOTIVE

TE products are in virtually every vehicle on the road today. With advanced technologies that are lighter and more efficient, we connect critical electronic functions in the car, from navigation and advanced safety systems to highly integrated engine controls and power management systems.



26% BROADBAND CONNECTIVITY

As the leader in broadband connectivity, we make it possible for massive volumes of data to move efficiently and reliably, so a whole world of information can move seamlessly from origination to destination—from the data center, to the desktop, the chip and right to the device in the palm of your hand—and back.



29% ENERGY AND INDUSTRIAL

TE supplies over 90% of the world's largest industrial manufacturers and energy utilities with connectivity products that are reliable, trusted and stand the test of time, even in the harshest environments and the world's most remote locations.



14% CONSUMER

TE's continuous drive for miniaturization and speed helps manufacturers create smaller, lighter, thinner and more exciting products – in everything from smartphones to gaming devices, computers and tablets.

Figures shown are a percentage of fiscal year 2011 revenue.

GLOBAL SCALE, LOCAL STRENGTH

TE's strength in engineering, design, manufacturing and service extends to customers in every major region of the world. Working side-by-side to create innovative and efficient ways to solve their connectivity challenges, TE is committed to moving our customers forward, faster and in more places than ever before.



32%
AMERICAS
18%
ASIA
(excluding China)
15%
CHINA
35%
EMEA

Figures shown are a percentage of fiscal year 2011 revenue.

OUR VISION:

TO BE *THE* CHOICE FOR MAKING THE CONNECTION.



TOM LYNCH
Chief Executive Officer

We changed our name in 2011 to TE Connectivity to better reflect our vision for the company.

This vision is driving us to build the kind of company that customers turn to first to meet their connectivity needs. We have made significant progress towards achieving our vision and strengthened our company to better serve our customers. Today, we have the broadest offering of highly engineered solutions in our industry. Our engineers work side-by-side with many of our customers, serving as an extension of their own product development organizations. Our supply chain is in closer proximity to our customers' factories, allowing us to deliver faster with shorter lead times. Most importantly, no matter where our employees work in the company or their function, all of us are committed to providing our customers with an extraordinary experience that sets TE apart.

Our strategy is built around this vision, and it drives every aspect of how we operate our business and invest our resources. We believe this vision and the strategy that supports it best reflects our potential and inspires us to do the things necessary to be a premier partner for our customers, a great place to work for our people and an outstanding investment for our shareholders.

STRENGTHENING TE AND ACHIEVING OUR VISION

In 2007, we began the process of strengthening the company to fully capitalize on our leadership in the connectivity market. We started by divesting businesses which were not strategically important to our core connectivity business. The majority of the capital generated from these divestitures was returned to shareholders.

We also significantly restructured our manufacturing footprint, reducing the number of factories from approximately 130 to below 100 and improving our gross margins. In 2007, we embarked on the transition to become a Lean company. At that time, we had about 200 Lean practitioners; today, we have more than 3,000 practitioners dedicated to improving our productivity. Every factory and design center is becoming a Lean operation. The transition to Lean is not an easy journey, but it is essential to delivering the high levels of customer satisfaction and productivity we expect. In short, Lean is the key to leveraging our scale and consistently providing an extraordinary customer experience.

To achieve the vision, we expanded our thinking about emerging markets and took a more strategic approach. We have always supported our multi-national customers in emerging markets. In the past four years, we have significantly increased our focus on winning with local customers,

The drive for more efficient, greener energy is accelerating, and the rapidly expanding demand for data shows no sign of slowing down. These trends require more connectivity, and we are the leading company providing these connections.

strengthened our local leadership and significantly expanded the percentage of products designed locally within these regions. Today, our Consumer Solutions business is led from China, and our Chief Technology Officer is based in Shanghai. We have also quadrupled the number of design engineers in China to about 1,000. As a result of these efforts, we expect emerging markets to grow from 26% of our sales today to 35% by 2015.

Three years ago, we began to transform our distribution channel to serve customers better. We transitioned from 1,000 distributors to less than 200 distributors today, creating stronger partnerships and improved service to our customers.

EXPANDING OUR PRODUCT OFFERING

The work we have completed to strengthen our foundation has enabled us to make two important acquisitions in the last two years. These acquisitions are aimed at significantly strengthening our product range and making TE the choice for any customer seeking connectivity solutions.

In December 2010, we acquired ADC, positioning us as a leading provider of connectivity for broadband networks. This acquisition enables us to capitalize on the world's expanding demand for more data at higher speeds.

We also announced the pending acquisition of Deutsch in November 2011, which will establish TE as a leader in providing connectivity solutions for harsh environment applications. Deutsch is one of the most trusted brands in our industry, and together we will be able to solve the broadest range of connectivity challenges in attractive markets that are estimated to be more than $7 billion.

CAPITALIZING ON GLOBAL TRENDS

The reshaping of the company positions us very well to capitalize on important global trends. These trends are as compelling as ever, even in the face of continued economic uncertainty. The drive for more efficient, greener energy is accelerating, and the rapidly expanding demand for data shows no sign of slowing down. These trends require more connectivity, and we are the

20x15 is our rallying cry to reach $20 billion in revenue by 2015.

leading company providing these connections.

Our markets have significant potential, and we have the strengths to capitalize on this potential. Our capabilities to design, market, manufacture and sell in virtually every part of the world with more than 5,000 people in front of customers, supported by 7,500 engineers developing and manufacturing products are unmatched. This all means we can do more for our customers.

DRIVING OUR 20X15 STRATEGY

In the midst of the financial crisis in 2009, we launched our 20x15 strategy, our rallying cry to reach $20 billion in revenue by 2015. As we lead the company into the future, the vision and strategies underlying 20x15 are driving our decisions at all levels across the organization.

2011 was a year of good progress towards our 20x15 plan. To reach $20 billion, as well as deliver 15%+ adjusted operating margin, we must execute well in the following areas:

- Provide an extraordinary customer experience
- Gain share in emerging markets
- Capitalize on our acquisitions
- Advance our innovation leadership
- Accelerate productivity through our Lean programs
- Promote an environment for highly engaged employees

I believe we have the right strategy and people to make our vision a reality. In closing, I want to thank our customers, shareholders and employees for their commitment and support.

Tom Lynch

Tom Lynch
Chief Executive Officer

FISCAL YEAR 2011 - FINANCIAL HIGHLIGHTS

NET SALES
IN US$ BILLIONS



14.4
10.3
12.1
14.3
FY08
FY09
FY10
FY11

ADJUSTED EARNINGS PER SHARE



$2.51
$.81
$2.54
$3.12
FY08
FY09
FY10
FY11

$3.7B
Sales from
Emerging Markets

25%
of Revenue from
New Product Introductions
Over Last 3 Years

20%
Return on
Invested Capital

FREE CASH FLOW
IN US$ BILLIONS



1.3
1.2
1.4
1.4
FY08
FY09
FY10
FY11

SELECT USES OF CASH*
FY08 - FY11
IN US$ BILLIONS



Dividends
$1.2
Share
Repurchases
$2.7
Acquisitions
$1.4

*Includes capital returned to shareholders and acquisition activity

BOARD OF DIRECTORS

Frederic M. Poses*
Chief Executive Officer
Ascend Performance Materials

Dr. Pierre R. Brondeau
President, Chair &
Chief Executive Officer
FMC Corporation

Dr. Juergen W. Gromer
Retired President
Tyco Electronics

Robert M. Hernandez
Chairman
RTI International Metals, Inc.

Thomas J. Lynch
Chief Executive Officer
TE Connectivity Ltd.

Daniel J. Phelan
Senior Advisor to the CEO
GlaxoSmithKline plc

Lawrence S. Smith
Retired Executive
Vice President & Co-CFO
Comcast Corporation

Paula A. Sneed
Chair & Chief Executive Officer
Phelps Prescott Group, LLC

David P. Steiner
Chief Executive Officer,
Chair & President
Waste Management, Inc.

John C. Van Scoter
President &
Chief Executive Officer
eSolar, Inc.

*Non-Executive Chairman of the TE Connectivity Ltd. Board of Directors

SENIOR MANAGEMENT AND EXECUTIVE OFFICERS

Thomas J. Lynch
Chief Executive Officer

Mario Calastri
Senior Vice President
Treasurer

Alan C. Clarke
President
Network Solutions

Terrence R. Curtin
Executive Vice President
Chief Financial Officer

Joseph B. Donahue
Executive Vice President
Chief Operating Officer
President, Transportation
Solutions

Charles P. Dougherty
President
Communications
& Industrial Solutions

Gordon Hwang
Senior Vice President
China

Jane A. Leipold
Senior Vice President
Global Human Resources

Minoru Okamoto
Senior Advisor to the CEO

James O'Toole
President
Consumer Solutions

Robert J. Ott
Senior Vice President
Corporate Controller

Eric J. Resch
Senior Vice President
Chief Tax Officer

Michael Robinson
Senior Vice President
Operations

Robert A. Scott
Executive Vice President
General Counsel

Robert N. Shaddock
Executive Vice President
Chief Technology Officer

Joan E. Wainwright
Senior Vice President
Channel, Marketing &
Communications

OUR CORE VALUES

INTEGRITY

We must demand of ourselves and of each other the highest standards of individual and corporate integrity. We safeguard company assets. We comply with all laws and company policies. We are dedicated to diversity, fair treatment, mutual respect and trust.

ACCOUNTABILITY

We honor the commitments we make and take personal responsibility for all actions and results. We create an operating discipline of continuous improvement that is an integral part of our culture.

TEAMWORK

We foster an environment that encourages innovation, creativity, excellence and results through teamwork. We practice leadership that teaches, inspires and promotes full participation and career development. We encourage open and effective communication and interaction.

INNOVATION

We recognize that innovation is the foundation of our business. We challenge ourselves to develop new and improved ideas for all that we do. We encourage, expect and value creativity, openness to change, and fresh approaches.

CORPORATE RESPONSIBILITY: Since launching TE Responsibility Advantage in January 2011, TE became a signatory of the United Nations Global Compact, further reinforcing our dedication to corporate responsibility and ethical business practices.

TE BECAME A SIGNATORY OF THE UNITED NATIONS GLOBAL COMPACT.

ENVIRONMENTAL: We're working diligently to reduce our use of energy and water, and to reduce our output of greenhouse gas emissions, waste, and wastewater by 10% over three years. In 2011, TE moved into the top 100 U.S. companies in *Newsweek's* Green Rankings for all industries.

TE REDUCED GREENHOUSE GAS EMISSIONS BY 31,000 METRIC TONS AND REDUCED ENERGY USAGE BY 88,000,000 KILOWATTS.*

SOCIAL: A strong community provides the foundation for business to grow and prosper. TE is building stronger local and global communities and creating a positive work environment for our employees by supporting community projects and interests through charitable grants, volunteering and donations.

TE CONNECTIVITY, TE EMPLOYEES AND THE TE FOUNDATION CONTRIBUTED TO MORE THAN 1,400 ORGANIZATIONS AROUND THE WORLD.*

GOVERNANCE: At TE, we demand of ourselves and of each other the highest ethical standards of individual and corporate integrity. Our Guide to Ethical Conduct was established to promote a common understanding of TE's core values.

ALL NEW EMPLOYEES, EXISTING EMPLOYEES AND ONSITE CONTRACTORS ARE REQUIRED TO CERTIFY THEIR COMPLIANCE WITH TE'S GUIDE TO ETHICAL CONDUCT ANNUALLY.

*Figures are for fiscal year 2011

NON-GAAP MEASURES

"Adjusted Operating Income," "Adjusted Operating Margin," "Adjusted Earnings Per Share," and "Free Cash Flow" (FCF) are non-GAAP* measures and should not be considered replacements for GAAP results. (*U.S. Generally Accepted Accounting Principles)

We have presented operating income before special items including charges or income related to legal settlements and reserves, restructuring and other charges, acquisition related charges, impairment charges, and other income or charges ("Adjusted Operating Income"). We utilize Adjusted Operating Income to assess segment level core operating performance and to provide insight to management in evaluating segment operating plan execution and underlying market conditions. It also is a significant component in our incentive compensation plans. Adjusted Operating Income is a useful measure for investors because it better reflects our underlying operating results, trends and the comparability of these results between periods. The difference between Adjusted Operating Income and operating income (the most comparable GAAP measure) consists of the impact of charges or income related to legal settlements and reserves, restructuring and other charges, acquisition-related charges, impairment charges, and other income or charges that may mask the underlying operating results and/or business trends. The limitation of this measure is that it excludes the financial impact of items that would otherwise either increase or decrease our reported operating income. This limitation is best addressed by using Adjusted Operating Income in combination with operating income (the most comparable GAAP measure) in order to better understand the amounts, character and impact of any increase or decrease on reported results.

We have presented operating margin before special items including charges or income related to legal settlements and reserves, restructuring and other charges, acquisition related charges, impairment charges, and other income or charges ("Adjusted Operating Margin"). We present Adjusted Operating Margin before special items to give investors a perspective on the underlying business results. It also is a significant component in our incentive compensation plans. Because we cannot predict the amount and timing of such items and the associated charges or gains that will be recorded in our financial statements, it is difficult to include the impact of those items in the forecast.

We have presented diluted earnings per share from continuing operations attributable to TE Connectivity Ltd. before special items, including charges or income related to legal settlements and reserves, restructuring and other charges, acquisition related charges, impairment charges, tax sharing income related to certain proposed adjustments to prior period tax returns and other tax items, certain significant special tax items, other income or charges, and, if applicable, related tax effects ("Adjusted Earnings Per Share"). We present Adjusted Earnings Per Share because we believe that it is appropriate for investors to consider results excluding these items in addition to results in accordance with GAAP. We believe such a measure provides a picture of our results that is more comparable among periods since it excludes the impact of special items, which may recur, but tend to be irregular as to timing, thereby making comparisons between periods more difficult. It also is a significant component in our incentive compensation plans. The limitation of this measure is that it excludes the financial impact of items that would otherwise either increase or decrease our reported results. This limitation is best addressed by using Adjusted Earnings Per Share in combination with diluted earnings per share from continuing operations attributable to TE Connectivity Ltd. (the most comparable GAAP measure) in order to better understand the amounts, character and impact of any increase or decrease on reported results.

"Free Cash Flow" (FCF) is a useful measure of our cash generation which is free from any significant existing obligation. It also is a significant component in our incentive compensation plans. The difference between cash flows from operating activities (the most comparable GAAP measure) and FCF (the non-GAAP measure) consists mainly of significant cash outflows and inflows that we believe are useful to identify. FCF permits management and investors to gain insight into the amount that management employs to measure cash that is free from any significant existing obligation. The difference reflects the impact from:

- net capital expenditures,
- voluntary pension contributions, and
- cash impact of special items.

Net capital expenditures are subtracted because they represent long-term commitments. Voluntary pension contributions are subtracted from the GAAP measure because this activity is driven by economic financing decisions rather than operating activity. Certain special items, including net payments related to pre-separation tax matters, pre-separation litigation payments, and class action settlement, are also considered by management in evaluating free cash flow. We believe investors should also consider these items in evaluating our free cash flow. We forecast our cash flow results excluding any voluntary pension contributions because we have not yet made a determination about the amount and timing of any such future contributions. In addition, our forecast excludes the cash impact of special items because we cannot predict the amount and timing of such items.

The limitation associated with using FCF is that it subtracts cash items that are ultimately within management's and the Board of Directors' discretion to direct and that therefore may imply that there is less or more cash that is available for the company's programs than the most comparable GAAP measure. This limitation is best addressed by using FCF in combination with the GAAP cash flow results.

FCF as presented herein may not be comparable to similarly-titled measures reported by other companies. The measure should be used in conjunction with other GAAP financial measures. Investors are urged to read our financial statements as filed with the Securities and Exchange Commission.

Because we do not predict the amount and timing of special items that might occur in the future, and our forecasts are developed at a level of detail different than that used to prepare GAAP-based financial measures, we do not provide reconciliations to GAAP of our forward-looking financial measures.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES TO GAAP FINANCIAL MEASURES

US$ IN MILLIONS, EXCEPT PER SHARE DATA

FISCAL YEAR 2011 — ADJUSTMENTS

	U.S. GAAP	Acquisition Related Charges (1)	Restructuring and Other Charges, Net	Tax Items (2)	Adjusted (Non-GAAP)
Operating Income	$ 1,741	$ 142	$ 67	$ -	$ 1,950
Diluted Earnings per Share from Continuing Operations Attributable to TE Connectivity Ltd.	$ 2.82	$ 0.24	$ 0.11	$ (0.05)	$ 3.12

FISCAL YEAR 2010 — ADJUSTMENTS

	U.S. GAAP	Restructuring and Other Charges, Net (3)	Tax Items (4)	Adjusted (Non-GAAP)
Diluted Earnings per Share from Continuing Operations Attributable to TE Connectivity Ltd.	$ 2.32	$ 0.23	$(0.01)	$ 2.54

FISCAL YEAR 2009 — ADJUSTMENTS

	U.S. GAAP	Restructuring and Other Charges, Net (5)	Impairment of Goodwill	Tax Items (6)	Other Items, Net (7)	Adjusted (Non-GAAP)
Diluted Earnings (Loss) per Share from Continuing Operations Attributable to TE Connectivity Ltd. (8)	$ (6.77)	$ 0.62	$ 6.57	$ 0.09	$ 0.28	$ 0.81

FISCAL YEAR 2008 — ADJUSTMENTS

	U.S. GAAP	Restructuring and Other Charges, Net (9)	Impairment of Goodwill	Tax Items (10)	Other Items, Net (11)	Adjusted (Non-GAAP)
Diluted Earnings per Share from Continuing Operations Attributable to TE Connectivity Ltd.	$ 2.95	$ 0.41	$ 0.18	$ (1.06)	$ 0.02	$ 2.51

(1) Includes $82 million of restructuring charges, $41 million of non-cash amortization associated with fair value adjustments primarily related to acquired inventories and customer order backlog recorded in cost of sales, and $19 million of ADC acquisition and integration costs.

(2) Includes income tax benefits associated with the settlement of certain tax matters related to an audit of prior year tax returns. Also includes the related impact to other income pursuant to the Tax Sharing Agreement with Tyco International and Covidien.

(3) Includes $137 million recorded in net restructuring and other charges and a $3 million credit recorded in cost of sales.

(4) Includes income tax expense related to certain proposed adjustments to prior year tax returns and income tax benefits associated with the settlement of an audit of prior year tax returns as well as the related impact to other income pursuant to the Tax Sharing Agreement with Tyco International and Covidien. Also includes an income tax benefit recognized in connection with a reduction in the valuation allowance associated with certain tax loss carryforwards.

(5) Includes $375 million recorded in net restructuring and other charges and a $2 million credit recorded in cost of sales.

(6) Includes an income tax benefit primarily related to proposed adjustments to prior year tax returns, and charges to other expense pursuant to the Tax Sharing Agreement with Tyco International and Covidien.

(7) Consists of $144 million of charges related to the settlement of pre-separation securities litigation and $8 million of costs related to a product liability matter from several years ago recorded in selling, general, and administrative expenses. Also includes net gain related to retirement of debt of $19 million.

(8) GAAP diluted shares excludes 1 million of non-vested restricted share awards and non-vested options as the inclusion of these securities would have been anti-dilutive. Such amounts are included in non-GAAP diluted shares.

(9) Includes $219 million recorded in net restructuring and other charges and $9 million recorded in cost of sales.

(10) In connection with the adoption of the uncertain tax position provisions of ASC 740, *Income Taxes*, we recorded income of $464 million pursuant to our Tax Sharing Agreement with Tyco International and Covidien. We also recorded $49 million of income, of which $27 million of expense is recorded in net other income (expense) and $76 million of tax benefits are recorded in income tax (expense) benefit, related to various tax matters, including a tax settlement.

(11) Consists of a $36 million gain on the sale of real estate and $8 million of costs related to a customs settlement, both of which are recorded in selling, general and administrative expenses, and $22 million of net charges related to the settlement of pre-separation securities litigation.

FREE CASH FLOW RECONCILIATION

IN US$ MILLIONS

	2008	2009	2010	2011
Net cash provided by continuing operating activities	$ 922	$ 1,378	$ 1,679	$ 1,779
Capital expenditures, net	(568)	(315)	(369)	(516)
Payments related to pre-separation tax matters, net	-	-	-	129
Pre-separation litigation payments	-	102	25	-
Voluntary pension contributions	-	61	69	-
Class action settlement	936	-	-	-
Free cash flow	$ 1,290	$ 1,226	$ 1,404	$ 1,392

CALCULATION OF RETURN ON INVESTED CAPITAL

IN US$ MILLIONS

FISCAL YEAR 2011	
Adjusted Operating Income	$ 1,950
Income Taxes Paid, Net of Refunds	(299)
	$ 1,651
Average Invested Capital	$ 8,207
Return on Invested Capital	20%

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This report contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to risks, uncertainty and changes in circumstances, which may cause actual results, performance, financial condition or achievements to differ materially from anticipated results, performance, financial condition or achievements. All statements contained herein that are not clearly historical in nature are forward-looking and the words "anticipate," "believe," "expect," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. We have no intention and are under no obligation to update or alter (and expressly disclaim any such intention or obligation to do so) our forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by law. The forward-looking statements in this report include statements addressing our future financial condition and operating results and our pending acquisition of Deutsch Group SAS ("Deutsch"). Examples of factors that could cause actual results to differ materially from those described in the forward-looking statements include, among others, business, economic, competitive and regulatory risks, such as conditions affecting demand for products, particularly the automotive industry and the telecommunications, computer and consumer electronics industries; competition and pricing pressure; fluctuations in foreign currency exchange rates and commodity prices; natural disasters and political, economic and military instability in countries in which we operate; developments in the credit markets; future goodwill impairment; compliance with current and future environmental and other laws and regulations; the possible effects on us of changes in tax laws, tax treaties and other legislation; the risk that the acquisition of Deutsch may not be consummated; the risk that a regulatory approval that may be required for the Deutsch acquisition is not obtained or is obtained subject to conditions that are not anticipated; the risk that Deutsch's operations will not be integrated successfully into ours; and the risk that revenue opportunities, cost savings and other anticipated synergies from the Deutsch acquisition may not be fully realized or may take longer to realize than expected. More detailed information about these and other factors is set forth in TE Connectivity Ltd.'s Annual Report on Form 10-K for the fiscal year ended September 30, 2011 as well as in our Current Reports on Form 8-K and other reports filed by us with the U.S. Securities and Exchange Commission.

TE CONNECTIVITY LTD.
ANNUAL REPORT
TABLE OF CONTENTS

SPECIAL NOTE ABOUT FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this Annual Report, including in the sections entitled "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Quantitative and Qualitative Disclosures about Market Risk," that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include, among others, the information concerning our possible or assumed future results of operations, business strategies, financing plans, acquisitions and divestitures, competitive position, potential growth opportunities, potential operating performance improvements, the effects of competition, and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "plan," "intend," "anticipate," "estimate," "predict," "potential," "continue," "may," "should," or the negative of these terms or similar expressions.

Forward-looking statements involve risks, uncertainties, and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we file this report except as required by law.

The risk factors identified in this Annual Report and those discussed in our Annual Report on Form 10-K for the fiscal year ended September 30, 2011 filed with the United States Securities and Exchange Commission could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business.

BUSINESS

Overview

TE Connectivity Ltd. ("TE Connectivity," or the "Company," which may be referred to as "we," "us," or "our") is a global company that designs and manufactures approximately 500,000 products that connect and protect the flow of power and data inside millions of products used by consumers and industries. We partner with customers in a broad array of industries from consumer electronics, energy, and healthcare to automotive, aerospace, and communication networks.

In March 2011, our shareholders approved an amendment to our articles of association to change our name from "Tyco Electronics Ltd." to "TE Connectivity Ltd." The name change was effective March 10, 2011. Our ticker symbol "TEL" on the New York Stock Exchange remained unchanged.

Tyco Electronics Ltd. was incorporated in Bermuda in fiscal 2000 as a wholly-owned subsidiary of then Bermuda-based Tyco International Ltd. ("Tyco International"). Effective June 29, 2007, Tyco International distributed all of our shares to its common shareholders (referred to in this report as the "separation"). We became an independent, publicly traded company owning the former electronics businesses of Tyco International.

Our business was formed principally through a series of acquisitions, from fiscal 1999 through fiscal 2002, of established electronics companies and divisions, including the acquisition of AMP Incorporated and Raychem Corporation in fiscal 1999, and the Electromechanical Components Division of Siemens and OEM Division of Thomas & Betts in fiscal 2000. These companies each had more than 50 years of history in engineering and innovation excellence. We operated as a segment of Tyco International prior to our separation.

Effective June 25, 2009, we discontinued our existence as a Bermuda company as provided in Section 132G of the Companies Act of 1981 of Bermuda, as amended (the "Bermuda Companies Act"), and, in accordance with article 161 of the Swiss Federal Code on International Private Law, continued our existence as a Swiss corporation under articles 620 et seq. of the Swiss Code of Obligations. The rights of holders of our shares are governed by Swiss law, our Swiss articles of association, and our Swiss organizational regulations.

We operate through three reporting segments: Transportation Solutions, Communications and Industrial Solutions, and Network Solutions. See Notes 1 and 23 to the Consolidated Financial Statements for additional information regarding our segments.

Our reporting segments manufacture and distribute our products and solutions to a number of end markets. The table below provides a summary of our reporting segments, the fiscal 2011 net sales contribution of each segment, and the key products and industry end markets that we serve:

Segment	Transportation Solutions	Communications and Industrial Solutions	Network Solutions
% of Fiscal 2011 Net Sales	39%	36%	25%
Key Products	• Connector systems • Relays • Circuit protection devices • Wire and cable • Heat shrink tubing • Sensors • Application tooling	• Connector systems • Relays • Touch screens • Circuit protection devices • Antennas • Heat shrink tubing	• Connector systems • Heat shrink tubing • Wire and cable • Racks and panels • Fiber optics • Wireless • Undersea telecommunication systems
Key Markets	• Automotive • Aerospace, Defense, and Marine	• Industrial • Data Communications • Appliance • Consumer Devices • Computer • Touch Solutions	• Telecom Networks • Energy • Enterprise Networks • Subsea • Communications

See Note 23 to the Consolidated Financial Statements for certain segment and geographic financial information relating to our business.

Our Competitive Strengths

We believe that we have the following competitive strengths:

- *Portfolio of market-leading connectivity businesses.* We are leaders in many of the markets we serve, and the opportunity for growth in those markets is significant. We believe our three segments serve a combined approximately $90 billion market that is expected to grow at an estimated annual growth rate of 6% over the next five years.
- *Global leader in passive components.* With net sales of $14.3 billion in fiscal 2011, we are significantly larger than many of our competitors. In the fragmented connector industry, which we estimated to be approximately $48 billion in fiscal 2011, our net sales were approximately $8.5 billion. We have established a global leadership position in the connector industry with leading market positions in the following markets:
  - Automotive—#1
  - Industrial—#1
  - Telecom/data communications—#2
  - Computers and peripherals—#3

  Our scale provides us the opportunity to accelerate our sales growth by making larger investments in existing and new technologies in our core markets and to expand our presence in emerging markets. Our leadership position also provides us the opportunity to lower our purchasing costs by developing lower cost sources of supply and to maintain a flexible manufacturing footprint worldwide that is close to our customers' locations.
- *Strong customer relationships.* As an industry leader, we have established close working relationships with many of our customers. These relationships allow us to better anticipate and respond to customer needs when designing new products and new technical solutions. By working with our customers in developing new products and technologies, we believe we are able

to identify and act on trends and leverage knowledge about next-generation technology across our products.

- *Process and product technology leadership.* We employ approximately 7,500 engineers dedicated to product research, development, and engineering. Our investment of $733 million in product and process engineering and development together with our capital spending of $581 million in fiscal 2011 enable us to consistently provide innovative, high-quality products with efficient manufacturing methods.
- *Diverse product mix and customer base.* We manufacture and sell a broad portfolio of products to customers in various industries. Our customers include many of the leaders in their respective industries, and our relationships with them typically date back many years. We believe that this diversified customer base provides us an opportunity to leverage our skills and experience across markets and reduces our exposure to particular end markets, thereby reducing the variability of our financial performance. Additionally, we believe that the diversity of our customer base reduces the level of cyclicality in our results and distinguishes us from our competitors.
- *Global presence.* We have an established manufacturing presence in over 20 countries and our sales are global. Our global coverage positions us near our customers' locations and allows us to assist them in consolidating their supply base and lowering their production costs. We believe our balanced sales distribution lowers our exposure to any particular geography and improves our financial profile.
- *Strong management team and employee base.* We believe our management team has the experience necessary to effectively execute our strategy and advance our product and technology leadership. Our Chief Executive Officer and segment leaders average more than 25 years of experience, of which most is in the electronics industry. They are supported by an experienced and talented management team that is dedicated to maintaining and expanding our position as a global leader in the industry.

  We have approximately 95,000 employees who are based throughout the world. We continue to emphasize employee development and training, and we embrace diversity. Our strong employee base, along with their commitment to uncompromising values, provides the foundation of our company's success.

Our Strategy

We want to be a premier partner to our customers; we want our employees to thrive, be highly engaged, and view our company as a great place to work; and we want to generate superior returns for our shareholders. These three basic tenets are the focus of our strategy and drive all that we do. Our strategy is built on core values of integrity, accountability, teamwork, and innovation. We expect our employees to do the right thing, take responsibility, work together, and innovate.

Our goal is to be the world leader in providing custom-engineered electronic components and solutions for an increasingly connected world. We believe that in achieving this, we will increase net sales and profitability across our segments in the markets that we serve. We intend to continue our growth by focusing on the following priorities:

- *Deliver extraordinary customer service.* We are broadening the concept of service to embrace every aspect of how we reach and serve our customers. We are increasing our focus on our strategic accounts through direct sales, better leveraging the distribution channel, and revolutionizing our web presence and eBusiness programs. These initiatives, along with our company-wide improvement program designed to improve productivity, reduce costs, and ultimately deliver greater satisfaction to our customers and greater value to shareholders, will enable us to broaden our customer reach and increase customer satisfaction while enabling us to serve customers better and more cost effectively.

- *Strengthen our innovation leadership.* Technology leadership is critical to our business. We seek to continue to strengthen our process and product technology leadership and to increase the percentage of our annual net sales from new products. In fiscal 2011, we derived approximately 25% of our net sales from new products launched within the previous three years. We intend to continue to focus our research, development, and engineering investment on next generation technologies and highly engineered products and platforms, and leverage innovation across our segments.
- *Extend our leadership in emerging markets.* We seek to improve our market leadership position in emerging geographic regions, including China, Eastern Europe, Brazil, and India, which we expect will experience higher growth rates than those of more developed regions in the world. In fiscal 2011, we generated $2.1 billion of net sales in China, $1.1 billion of net sales in Eastern Europe, $0.4 billion of net sales in Brazil, and $0.2 billion of net sales in India. We believe that expansion in these regions will enable us to grow faster than the overall global market.
- *Lead in smart connectivity.* Smart connectivity complements and expands on innovation leadership. It adds more functionality and intelligence wherever connectivity occurs. Our focus on smart connectivity enables us to provide more value to our customers by offering products that do more and solve more.
- *Supplement organic growth with strategic partnerships and acquisitions.* We will evaluate and selectively pursue strategic partnerships and acquisitions that strengthen our market position, enhance our existing product offering, enable us to enter attractive markets, expand our technological capabilities, and provide synergy opportunities.

Our Products

Our net sales by reporting segment as a percentage of our total net sales was as follows:

	Fiscal		
	2011	2010	2009
Transportation Solutions	39%	40%	34%
Communications and Industrial Solutions	36	40	38
Network Solutions	25	20	28
Total	100%	100%	100%

Transportation Solutions

The Transportation Solutions segment is a leader in electronic components, including connectors, relays, circuit protection devices, wire and cable, heat shrink tubing, and sensors, as well as application tooling and custom-engineered solutions for the automotive and aerospace, defense, and marine markets. The following are the primary product families sold by the segment:

- *Connector Systems and Components.* We offer an extensive range of electrical and electronic interconnection products. These connectors include a wide variety of pin and socket, terminal, USB, coaxial, input/output, fiber optic, and power connectors, as well as sophisticated interconnection products used in complex aerospace, defense, and marine equipment.
- *Relays.* Our relay products can be used in a wide range of applications in the automotive industry, including electric sunroofs, anti-lock braking systems, and fuel injection coils. Also, our

relay products can be used in a wide range of high-performance applications for the aerospace industry.

- *Circuit Protection Devices.* We offer a diverse range of circuit protection devices, which limit the flow of current during fault conditions and automatically reset after the fault is cleared and power to the circuit is restored. We also offer surface-mount chip fuses, gas discharge tubes for overvoltage protection, electrostatic discharge protection devices, and hybrid protection devices.
- *Wire and Cable.* We provide highly engineered cable and wire products to the aerospace, defense, and marine markets. We offer a broad range of cable, including NASA-specification cable and other cables suitable for use in rugged applications within the aerospace, defense, and marine (oil and gas exploration) industries.
- *Heat Shrink Tubing.* We offer hundreds of reliable, cost-effective products to seal, connect, insulate, protect, hold, and bundle high-performance electrical harnesses. We also provide customized harnessing design, prototype, and build services.
- *Sensors.* We offer a customized engineered portfolio of non-contact position and speed sensor technologies mainly for the automotive industry that include high measurement standards, robust housing technologies, and temperature stable designs for a variety of powertrain, safety, and chassis applications.
- *Application Tooling.* We offer a broad portfolio of hand tools, semi-automatic bench machines, and fully-automatic machine systems for processing terminal products.

In addition to the above product families, which represent over 90% of the Transportation Solutions segment's net sales, we also offer clocksprings, identification products, fiber optics, resistors and inductors, and switches.

Communications and Industrial Solutions

The Communications and Industrial Solutions segment is one of the world's largest suppliers of electronic components, including connectors, relays, touch screens, circuit protection devices, antennas, and heat shrink tubing. Our products are used primarily in the industrial machinery, data communications, household appliance, consumer devices, computer, and touch solutions markets. The following are the primary product families sold by the segment:

- *Connector Systems and Components.* We offer connector products including a wide variety of pin and socket, terminal, USB, coaxial, input/output, fiber optic, and power connectors, as well as sophisticated interconnection products used in complex telecommunications, computer, and medical equipment.
- *Relays.* Our relay products can be used in a wide range of applications in the telecommunications, industrial, and appliance markets, including signal and power relay technologies for the telecommunications industry.
- *Touch Screens.* We develop, manufacture, and market a complete line of touch solutions for point-of-sale terminals, self service, process control, medical, and consumer products. We offer component touch systems for original equipment manufacturers and a broad line of standard and custom LCD touch monitors and computers.
- *Circuit Protection Devices.* We offer a range of circuit protection devices, which limit the flow of current during fault conditions and automatically reset after the fault is cleared and power to the circuit is restored. We also offer surface-mount chip fuses, gas discharge tubes for overvoltage protection, electrostatic discharge protection devices, and hybrid protection devices.

- *Antennas.* We offer application specific and standard antenna products in a variety of structures to enable our customers to complete the transmission of wireless voice and data over a full range of protocols.
- *Heat Shrink Tubing.* We offer hundreds of reliable, cost-effective products to seal, connect, insulate, protect, hold, and bundle high-performance electrical harnesses. We also provide customized harnessing design, prototype, and build services.

In addition to the above product families, which represent over 90% of the total Communications and Industrial Solutions segment's net sales, the segment also sells identification products, wire and cable, memory card products, switches, and battery assemblies.

Network Solutions

The Network Solutions segment is one of the world's largest suppliers of infrastructure components and systems for the telecommunications and energy markets. Our products include connectors, heat shrink tubing, wire and cable, racks and panels, fiber optics, and wireless products. We are also a leader in developing, manufacturing, installing, and maintaining some of the world's most advanced subsea fiber optic communications systems. The following are the primary product families sold by the segment:

- *Connector Systems and Components.* We offer an extensive range of low, medium, and high-voltage connectors and splices, cable assemblies, sealing systems, terminals, fittings, lugs and clamps, transmission line fittings, splice closures, grounding hardware, and wall and floor outlets for voice and data connection to local area networks.
- *Heat Shrink Tubing.* We offer heat shrink tubing, heat shrinkable splice closures, wrap-around sleeves, and molded parts designed to better protect both high- and low-voltage circuits against harsh aerial, buried, and above-ground environments.
- *Wire and Cable.* We provide wire and cable for indoor and outdoor use in office, factory floor, school, and residential voice, data, and video networks, including copper and fiber optic distribution cables, shielded and unshielded twisted-pair cables, armored cable, and patch cords.
- *Racks and Panels.* We provide racks and panels that are used to integrate, organize, and manage fiber and copper cables and splices, thereby simplifying installation, maintenance, and upgrades for both exchange/head end and customer premise environments.
- *Fiber Optics.* We provide fiber optic connectors, splices, fiber optic splice closures, fiber management systems, high density cable assemblies, couplers and splitters, and complete cabling systems. These products find use in both local-area and wide-area networks, and "Last-Mile" Fiber-to-the-Home installations.
- *Wireless.* We offer solutions for radio frequency distribution and distributed antenna systems. These products provide wireless coverage and capacity and operate as an extension of the wireless network, expanding the reach of both in-building and outdoor signals.
- *Undersea Telecommunication Systems.* We design, build, maintain, and test undersea fiber optic networks for the telecommunication and oil and gas markets.

In addition to the above product families, which represent over 90% of the total Network Solutions segment's net sales, the segment also sells printed circuit board devices, relays, network interface devices, and application tooling.

Markets

We sell our products to manufacturers and distributors in a number of major markets. The approximate percentage of our total net sales by market in fiscal 2011 was as follows:

Markets	Percentage
Automotive	34%
Telecommunications	14
Industrial	8
Telecom Networks	8
Energy	7
Computer	7
Enterprise Networks	6
Aerospace, Defense, and Marine	5
Appliance	4
Medical	3
Other	4
Total	100%

Automotive. The automotive industry uses our products in motor management systems for combustion and electric vehicles, body electronic applications, safety systems, chassis systems, security systems, driver information, passenger entertainment, and comfort and convenience applications. Electronic components regulate critical vehicle functions, from fuel intake to braking, as well as information, entertainment, and climate control systems.

Telecommunications. Our products are used in telecommunications products, such as data networking equipment, switches, routers, wire line infrastructure equipment, wireless infrastructure equipment, wireless base stations, mobile phones, and undersea fiber optic telecommunication systems.

Industrial. Our products are used in factory automation and process control systems, photovoltaic systems, industrial motors and generators, and general industrial machinery and equipment.

Telecom Networks. Our products are used by communication service providers to facilitate the high-speed delivery of services from central offices to customer premises. This industry services the needs of emerging countries that are building out their communications infrastructure as well as countries upgrading networks to support high-speed internet connectivity and delivery of high-definition television.

Energy. The energy industry uses our products in power generation equipment and power transmission equipment. The industry has been investing heavily to improve, upgrade, and restore existing equipment and systems. In addition, this industry addresses the needs of emerging countries that are building out and upgrading their energy infrastructure.

Computer. Our products are used in computer products, such as servers and storage equipment, workstations, notebook computers, tablets, desktop computers, and business and retail equipment.

Enterprise Networks. We provide structured cabling systems and cable management products for commercial buildings and office campuses, products that enable high-bandwidth voice and data communications throughout facilities ranging from data centers to office buildings to hotel and resort complexes.

Aerospace, Defense, and Marine. Our products are used in military and commercial aircraft, missile systems, military ground systems, satellites, space programs, radar systems, and offshore oil and gas applications.

Appliance. Our products are used in many household appliances, including refrigerators, washers, dryers, dishwashers, and microwaves.

Medical. Our products are used in a wide variety of medical devices, ranging from diagnostic and monitoring equipment, surgical devices, ultrasound systems, and energy-based catheters.

Other. Our products are used in numerous products, including instrumentation and measurement equipment, commercial and building equipment, building network and cabling systems, and railway equipment. This category also includes products sold through third-party distributors.

Customers

Our customers include automobile, telecommunication, computer, industrial, aerospace, and consumer products manufacturers that operate both globally and locally. Our customers also include contract manufacturers and third-party distributors. We serve over 200,000 customer locations in over 150 countries, and we maintain a strong local presence in each of the geographic regions in which we operate.

Our net sales by geographic region as a percentage of our total net sales were as follows:

	Fiscal		
	2011	2010	2009
Europe/Middle East/Africa	36%	35%	34%
Asia-Pacific	32	34	29
Americas(1)	32	31	37
Total	100%	100%	100%

(1) The Americas includes our Subsea Communications business.

See Note 23 to the Consolidated Financial Statements for additional information regarding geographic regions.

We collaborate closely with our customers so that their product needs are met. There is no single customer that accounted for more than 10% of our net sales in fiscal 2011, 2010, or 2009. Our approach to our customers is driven by our dedication to further developing our product families and ensuring that we are globally positioned to best provide our customers with sales and engineering support. We believe that as electronic component technologies continue to proliferate, our broad product portfolio and engineering capability give us a potential competitive advantage when addressing the needs of our global customers.

Raw Materials

We use a wide variety of raw materials in the manufacture of our products. The principal raw materials that we use include plastic resins for molding, precious metals such as gold and silver for plating, and other metals such as copper, aluminum, brass, and steel for manufacturing cable, contacts, and other parts that are used for cable and component bodies and inserts. Many of these raw materials are produced in a limited number of countries around the world or are only available from a limited number of suppliers. The prices of these materials are driven by global supply and demand dynamics.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve the transparency and accountability concerning the supply of minerals coming from the conflict zones of the Democratic Republic of Congo ("DRC"). As a result, the Securities and Exchange Commission ("SEC") is required to establish new annual disclosure and reporting requirements for those companies who use "conflict" minerals mined from the DRC and adjoining countries in their products. When these new requirements are implemented, they could affect the sourcing and availability of minerals used in the manufacture of certain of our products. As a result, there may only be a limited pool of suppliers who provide conflict free metals.

Research and Development

We are engaged in both internal and external research and development in an effort to introduce new products, to enhance the effectiveness, ease of use, safety, and reliability of our existing products, and to expand the applications for which the uses of our products are appropriate. We continually evaluate developing technologies in areas where we may have technological or marketing expertise for possible investment or acquisition.

Our research and development expense for fiscal 2011, 2010, and 2009 was as follows:

	Fiscal		
	2011	2010	2009
	(in millions)		
Transportation Solutions	$217	$187	$172
Communications and Industrial Solutions	252	203	181
Network Solutions	155	92	86
Total	$624	$482	$439

Our research, development, and engineering efforts are supported by approximately 7,500 engineers. These engineers work closely with our customers to develop application specific, highly engineered products and systems to satisfy the customers' needs. Our new products, including product extensions, introduced during the previous three years comprised approximately 25% of our net sales for fiscal 2011.

Sales, Marketing, and Distribution

We sell our products into more than 150 countries, and we sell primarily through direct selling efforts. We also sell some of our products indirectly via third-party distributors. In fiscal 2011, our direct sales represented 78% of net sales, with the remainder of net sales provided by sales to third-party distributors and independent manufacturer representatives.

We maintain distribution centers around the world. Products are generally delivered to these distribution centers by our manufacturing facilities and then subsequently delivered to the customer. In some instances, product is delivered directly from our manufacturing facility to the customer. We contract with a wide range of transport providers to deliver our products via road, rail, sea, and air.

Seasonality and Backlog

Customer orders typically fluctuate from quarter to quarter based upon business conditions and because unfilled orders may be canceled prior to shipment of goods. We experience a slight seasonal pattern to our business. The third fiscal quarter is typically the strongest quarter of our fiscal year, while the first fiscal quarter is negatively affected by winter holidays and the fourth fiscal quarter is negatively affected by European holidays. The second fiscal quarter may also be affected by adverse winter weather conditions in certain of our end markets.

Backlog by reportable segment at fiscal year end 2011 and 2010 was as follows:

	Fiscal	
	2011	2010
	(in millions)	
Transportation Solutions	$1,041	$ 873
Communications and Industrial Solutions	1,140	1,304
Network Solutions	780	789
Total	$2,961	$2,966

We expect that the majority of our backlog at September 30, 2011 will be filled during fiscal 2012.

Competition

The industries in which we operate are highly competitive, and we compete with thousands of companies that range from large multinational corporations to local manufacturers. Competition is generally on the basis of breadth of product offering, product innovation, price, quality, delivery, and service. Our markets have generally been growing but with downward pressure on prices.

- *Transportation Solutions.* This segment competes against numerous companies, including Delphi Automotive, Molex, Amphenol, FCI, Yazaki, Sumitomo, Carlisle Interconnect Technologies, Esterline, Glenair, and HellermannTyton.
- *Communications and Industrial Solutions.* This segment competes against numerous companies, including Molex, JST Connectors, Japan Aviation Electronics, Amphenol, FCI, 3M, and Foxconn Technology Group.
- *Network Solutions.* This segment's major competitors include Corning, CommScope, 3M, Huawei Technologies, Thomas & Betts, and Hubbell. Also, the Subsea Communications business primarily competes against Alcatel-Lucent.

Intellectual Property

Patents and other proprietary rights are important to our business. We also rely upon trade secrets, manufacturing know-how, continuing technological innovations, and licensing opportunities to maintain and improve our competitive position. We review third-party proprietary rights, including patents and patent applications, as available, in an effort to develop an effective intellectual property strategy, avoid infringement of third-party proprietary rights, identify licensing opportunities, and monitor the intellectual property claims of others.

We own a large portfolio of patents that principally relate to electrical, optical, and electronic products. We also own a portfolio of trademarks and are a licensee of various patents and trademarks. Patents for individual products extend for varying periods according to the date of patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. Trademark rights may potentially extend for longer periods of time and are dependent upon national laws and use of the trademarks.

While we consider our patents and trademarks to be valued assets, we do not believe that our competitive position or our operations are dependent upon or would be materially impacted by any single patent or group of related patents.

Employees

As of September 30, 2011, we employed approximately 95,000 people worldwide, of whom 29,000 were in the Americas region, 26,000 were in the Europe/Middle East/Africa region, and 40,000 were in the Asia-Pacific region. Of our total employees, approximately 58,000 were employed in manufacturing. Approximately 65% of our employees were based in lower-cost countries, primarily China. We believe that our relations with our employees are satisfactory.

Government Regulation and Supervision

The import and export of products are subject to regulation by the United States and other countries. A small portion of our products, including defense-related products, may require governmental import and export licenses, whose issuance may be influenced by geopolitical and other events. We have a trade compliance organization and other systems in place to apply for licenses and otherwise comply with such regulations. Any failure to maintain compliance with domestic and foreign trade regulation could limit our ability to import and export raw materials and finished goods into or from the relevant jurisdiction.

Environmental

Our operations are subject to numerous health, safety, and environmental laws and regulations, including laws and regulations that have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment. We are committed to complying with these laws and to the protection of our employees and the environment. We maintain a global environmental, health, and safety program that includes appropriate policies and standards, staff dedicated to environmental, health, and safety issues, periodic compliance auditing, training, and other measures. We have a program for compliance with the European Union ("EU") Restriction of Hazardous Substances and Waste Electrical and Electronics Equipment Directives, the China Restriction of Hazardous Substances law, and similar laws.

Compliance with these laws has in the past and may in the future increase our costs of doing business in a variety of ways. For example, our costs may increase indirectly through increased energy and product costs as producers of energy, cement, iron, steel, pulp, paper, petroleum, and other major emitters of greenhouse gases are subjected to increased or new regulation or legislation that results in greater regulation of greenhouse gas emissions. We also have projects underway at a number of current and former manufacturing facilities to investigate and remediate environmental contamination resulting from past operations. Based upon our experience, current information, and applicable laws, we believe that it is probable that we will incur remedial costs in the range of approximately $12 million to $24 million. As of September 30, 2011, we believe that the best estimate within this range is approximately $13 million. We do not anticipate any material capital expenditures during fiscal 2012 for environmental control facilities or other costs of compliance with laws or regulations relating to greenhouse gas emissions.

Available Information

All periodic and current reports, registration filings, and other filings that we are required to file with the SEC, including Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 ("Exchange Act") are available free of charge through our internet website at *www.te.com*. Such documents are available as soon as reasonably practicable after electronic filing or furnishing of the material with the SEC.

The public may also read and copy any document that we file, including this Annual Report, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site at *www.sec.gov* that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, from which investors can electronically access our SEC filings.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

TE Connectivity's common shares are listed and traded on the New York Stock Exchange ("NYSE") under the symbol "TEL." The following table sets forth the high and low closing sales prices of TE Connectivity's common shares as reported by the NYSE for the quarterly periods during the fiscal years ended September 30, 2011 and September 24, 2010.

	Fiscal			
	2011		2010	
	Market Price Range		Market Price Range	
	High	Low	High	Low
First Quarter	$35.63	$28.97	$24.60	$21.12
Second Quarter	38.51	32.33	28.22	23.98
Third Quarter	37.90	33.58	32.85	26.88
Fourth Quarter	38.23	27.86	29.26	24.39

The number of registered holders of TE Connectivity's common shares at November 10, 2011 was 31,557.

Dividends and Cash Distributions to Shareholders

The following table sets forth the dividends and cash distributions to shareholders paid on TE Connectivity's common shares during the quarterly periods presented below(1).

	Fiscal	
	2011	2010
First Quarter	$ 0.16 (CHF 0.18)(2)	$ 0.16 (CHF 0.17)(2)
Second Quarter	$ 0.16 (CHF 0.18)(2)	$ 0.16 (CHF 0.17)(2)
Third Quarter	$ 0.18 (CHF 0.17)	$ 0.16 (CHF 0.18)(2)
Fourth Quarter	$ 0.18 (CHF 0.17)	$ 0.16 (CHF 0.18)(2)

(1) Payments were declared in Swiss Francs ("CHF") and paid in U.S. Dollars based on a U.S. Dollar/Swiss Franc exchange rate shortly before shareholder approval.

(2) Paid in the form of a reduction of registered share capital.

Future dividends on our common shares or reductions of registered share capital for distribution to shareholders, if any, must be approved by our shareholders. In exercising their discretion to recommend to the shareholders that such dividends or distributions be approved, our board of directors will consider our results of operations, cash requirements and surplus, financial condition, statutory requirements of applicable law, contractual restrictions, and other factors that they may deem relevant. We may from time to time enter into financing agreements that contain financial covenants and restrictions, some of which may limit our ability to pay dividends or to distribute capital reductions. In addition, interpretations of recently enacted Swiss tax legislation and various proposals in Switzerland for tax law and corporate law changes, if passed in the future, may affect our ability to pay dividends or distributions to our shareholders free from Swiss withholding tax. We are in discussions with Swiss tax authorities regarding certain administrative aspects of recently enacted Swiss tax legislation related to the classification of Swiss contributed surplus in our Swiss statutory financial statements for tax and statutory reporting purposes. Should we not be successful in our discussions, we may need to formally enter into an appeal process in order to gain a favorable ruling. Should we not gain favorable resolution, we may be required to make certain statutory reclassifications to Swiss contributed surplus in our Swiss statutory financial statements that likely will limit our ability to make distributions on our shares free of Swiss withholding tax in future years.

Performance Graph

Set forth below is a graph comparing the cumulative total shareholder return on TE Connectivity's common shares against the cumulative return on the S&P 500 Index and the Dow Jones Electrical Components and Equipment Index, assuming investment of $100 on June 14, 2007, the first day of "when-issued" trading of TE Connectivity's common shares on the NYSE prior to our separation from Tyco International on June 29, 2007, including the reinvestment of dividends, and the investment of $100 in the Indexes on June 14, 2007. The graph shows the cumulative total return as of the fiscal years ended September 28, 2007, September 26, 2008, September 25, 2009, September 24, 2010, and September 30, 2011. The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of the common shares.

COMPARISON OF CUMULATIVE TOTAL RETURN AMONG TE CONNECTIVITY LTD., S&P 500 INDEX, AND DOW JONES ELECTRICAL COMPONENTS AND EQUIPMENT INDEX


110
100
90
80
70
60
50
DOLLARS
6/14/2007
9/28/2007
9/26/2008
9/25/2009
9/24/2010
9/30/2011
TE CONNECTIVITY LTD.
S&P 500 INDEX
DOW JONES ELECTRICAL COMPONENTS AND EQUIPMENT INDEX

	6/14/07*	9/28/07	9/26/08	9/25/09	9/24/10	9/30/11
TE Connectivity Ltd.	$100.00	$ 91.56	$71.64	$61.15	$81.24	$79.74
S&P 500 Index	100.00	100.77	81.76	72.29	81.13	81.55
Dow Jones Electrical Components and Equipment Index	100.00	99.97	78.08	75.74	88.07	84.26

* $100 invested on 6/14/07 in TE Connectivity's common shares, including reinvestment of dividends, and $100 invested on 6/14/07 in Indexes. Indexes calculated on month-end basis.

Issuer Purchases of Equity Securities

The following table presents information about our purchases of our common shares during the quarter ended September 30, 2011:

Period	Total Number of Shares Purchased(1)	Average Price Paid Per Share(1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Maximum Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs(2)
June 25—July 22, 2011	55,685	$37.30	—	$ 303,544,403
July 23—August 26, 2011	7,879,523	31.13	7,870,612	58,494,024
August 27—September 30, 2011	1,920,413	30.16	1,918,545	1,500,631,148
Total	9,855,621	$30.98	9,789,157	

(1) This column includes the following transactions which occurred during the quarter ended September 30, 2011:

(i) the acquisition of 66,464 common shares from individuals in order to satisfy tax withholding requirements in connection with the vesting of restricted share awards issued under equity compensation plans; and

(ii) the purchase of 9,789,157 common shares, summarized on a trade-date basis, in conjunction with the share repurchase program announced in September 2007, which transactions occurred in open market purchases.

(2) Our board of directors authorized an increase in the share repurchase authorization of $1,500 million in September 2011. Our share repurchase program authorizes us to purchase a portion of our outstanding common shares from time to time through open market or private transactions, depending on business and market conditions. The share repurchase program does not have an expiration date.

SELECTED FINANCIAL DATA

The following table presents selected consolidated and combined financial and other operating data for TE Connectivity. The data presented below should be read in conjunction with our Consolidated Financial Statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report. Our consolidated and combined financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as an independent, publicly-traded company prior to June 29, 2007.

	As of or for Fiscal				
	2011(1)	2010(2)	2009(3)	2008(4)	2007(5)(6)
	(in millions, except per share data)				
Statement of Operations Data					
Net sales	$14,312	$12,070	$10,256	$14,373	$12,574
Gross margin	4,422	3,777	2,536	4,173	3,719
Restructuring and other charges, net	149	137	375	219	92
Pre-separation litigation charges (income), net	—	(7)	144	22	887
Impairment of goodwill	—	—	3,547	103	—
Operating income (loss)	1,741	1,516	(3,474)	1,663	655
Amounts attributable to TE Connectivity Ltd.:					
Income (loss) from continuing operations	1,248	1,059	(3,109)	1,432	(227)
Income (loss) from discontinued operations, net of income taxes	(3)	44	(156)	255	(340)
Net income (loss)	$ 1,245	$ 1,103	$ (3,265)	$ 1,687	$ (567)
Per Share Data					
Basic earnings (loss) per share attributable to TE Connectivity Ltd.:					
Income (loss) from continuing operations	$ 2.85	$ 2.34	$ (6.77)	$ 2.96	$ (0.46)
Net income (loss)	2.84	2.43	(7.11)	3.49	(1.14)
Diluted earnings (loss) per share attributable to TE Connectivity Ltd.:					
Income (loss) from continuing operations	$ 2.82	$ 2.32	$ (6.77)	$ 2.95	$ (0.46)
Net income (loss)	2.81	2.41	(7.11)	3.47	(1.14)
Dividends and cash distributions paid per common share	$ 0.68	$ 0.64	$ 0.64	$ 0.56	$ —
Balance Sheet Data					
Total current assets	$ 6,632	$ 6,731	$ 5,579	$ 7,635	$10,545
Total assets	17,723	16,992	16,018	21,406	23,654
Total current liabilities	3,401	3,460	2,615	3,387	6,218
Long-term debt	2,668	2,307	2,316	3,161	3,373
Total equity	7,484	7,056	7,006	11,072	11,358
Working capital(7)	3,231	3,271	2,964	4,248	4,327
Other Operating Data					
Capital expenditures	$ 581	$ 385	$ 328	$ 610	$ 863

(1) Fiscal 2011 income from continuing operations attributable to TE Connectivity Ltd. includes $149 million of net restructuring and other charges, $41 million of charges associated with the amortization of acquisition accounting-related fair value adjustments primarily related to acquired inventories and customer order backlog associated with ADC, $19 million of ADC acquisition and integration costs and $35 million of income tax benefits associated with the completion of fieldwork and the settlement of certain U.S. tax matters as well as the related impact of $14 million to other expense pursuant to the Tax Sharing Agreement with Tyco International and Covidien. (See Notes 3, 5, 13, and 18 to the Consolidated Financial Statements.)

(2) Fiscal 2010 income from continuing operations attributable to TE Connectivity Ltd. includes $137 million of net restructuring and other charges, $178 million of other income pursuant to the Tax Sharing Agreement with Tyco International and Covidien, $307 million of income tax charges primarily associated with certain proposed adjustments to prior year income tax returns and related accrued interest, $101 million of income tax benefits related to the completion of certain non-U.S. audits of prior year income tax returns, and $72 million of income tax benefits recognized in connection with a reduction in the valuation allowance associated with tax loss carry forwards in certain non-U.S. locations. (See Notes 3, 17, and 18 to the Consolidated Financial Statements.) Fiscal 2010 net income attributable to TE Connectivity Ltd. includes $44 million of income, net of income taxes, from discontinued operations. (See Note 4 to the Consolidated Financial Statements.)

(3) Fiscal 2009 loss from continuing operations attributable to TE Connectivity Ltd. includes net pre-separation litigation charges of $144 million, net restructuring and other charges of $375 million, impairment of goodwill of $3,547 million, a gain on retirement of debt of $22 million, other expense of $68 million pursuant to the Tax Sharing Agreement with Tyco International and Covidien, and an income tax benefit of $49 million attributable to adjustments to prior year tax returns. (See Notes 3, 8, 11, 13, 17, and 18 to the Consolidated Financial Statements.) Fiscal 2009 net loss attributable to TE Connectivity Ltd. includes $156 million of loss, net of income taxes, from discontinued operations. (See Note 4 to the Consolidated Financial Statements.)

(4) Fiscal 2008 income from continuing operations attributable to TE Connectivity Ltd. includes net pre-separation litigation charges of $22 million, net restructuring and other charges of $219 million, impairment of goodwill of $103 million, other income of $486 million pursuant to the Tax Sharing Agreement with Tyco International and Covidien, and an income tax benefit of $33 million related to the analysis and reconciliation of tax accounts. Fiscal 2008 net income attributable to TE Connectivity Ltd. includes $255 million of income, net of income taxes, from discontinued operations.

(5) Fiscal 2007 loss from continuing operations attributable to TE Connectivity Ltd. includes net pre-separation litigation charges of $887 million, separation costs of $44 million, net restructuring and other charges of $92 million, and allocated loss on retirement of debt of $232 million. Fiscal 2007 net loss attributable to TE Connectivity Ltd. includes $340 million of loss, net of income taxes, from discontinued operations.

(6) For periods prior to our separation from Tyco International, basic and diluted earnings (loss) per share were calculated utilizing the basic shares outstanding at June 29, 2007, the date of separation.

(7) Working capital is defined as current assets minus current liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and the accompanying notes included elsewhere in this Annual Report. The following discussion may contain forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those factors discussed below and elsewhere in this Annual Report, particularly in "Forward-Looking Information," and in "Part I. Item 1A. Risk Factors" as set forth in our Annual Report on Form 10-K for the fiscal year ended September 30, 2011 as filed with the SEC.

Our Consolidated Financial Statements have been prepared in United States Dollars, in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Organic net sales growth and free cash flow are non-GAAP financial measures which are discussed in Management's Discussion and Analysis of Financial Condition and Results of Operations. We believe these non-GAAP financial measures, together with GAAP financial measures, provide useful information to investors because they reflect the financial measures that management uses in evaluating the underlying results of our operations. See "Non-GAAP Financial Measures" for more information about these non-GAAP financial measures, including our reasons for including the measures and material limitations with respect to the usefulness of the measures.

The Separation

Tyco Electronics Ltd. was incorporated in Bermuda in fiscal 2000 as a wholly-owned subsidiary of then Bermuda-based Tyco International. Effective June 29, 2007, we became the parent company of the former electronics businesses of Tyco International. On June 29, 2007, Tyco International distributed all of our shares, as well as its shares of its former healthcare businesses, to its common shareholders.

Change of Domicile

Effective June 25, 2009, we discontinued our existence as a Bermuda company as provided in the Bermuda Companies Act, and, in accordance with article 161 of the Swiss Federal Code on International Private Law, continued our existence as a Swiss corporation under articles 620 et seq. of the Swiss Code of Obligations (the "Change of Domicile"). The rights of holders of our shares are governed by Swiss law, our Swiss articles of association, and our Swiss organizational regulations.

Company Name Change

In March 2011, our shareholders approved an amendment to our articles of association to change our name from "Tyco Electronics Ltd." to "TE Connectivity Ltd." The name change was effective March 10, 2011. Our ticker symbol "TEL" on the New York Stock Exchange remained unchanged.

Overview

We are a global company that designs and manufactures approximately 500,000 products that connect and protect the flow of power and data inside millions of products used by consumers and industries. We partner with customers in a broad array of industries from consumer electronics, energy, and healthcare to automotive, aerospace, and communication networks.

We operate through three reporting segments: Transportation Solutions, Communications and Industrial Solutions, and Network Solutions. See Notes 1 and 23 to the Consolidated Financial Statements for additional information regarding our segments.

We service our customers primarily through our direct sales force that serves customers in over 150 countries. The sales force is supported by approximately 7,500 engineers as well as globally deployed manufacturing sites. Through our sales force and engineering resources, we are able to collaborate with our customers throughout the world to provide highly engineered products and solutions to meet their needs.

Our strategic objective is to increase our net sales and profitability across our segments in the markets we serve. This strategy is dependent upon the following strategic priorities:

- Deliver extraordinary customer service;
- Strengthen our innovation leadership;
- Extend our leadership in emerging markets;
- Lead in smart connectivity; and
- Supplement organic growth with strategic partnerships and acquisitions.

Outlook

Our business and operating results have been and will continue to be affected by worldwide economic conditions. Our sales are dependent on certain industry end markets that are impacted by consumer as well as industrial and infrastructure spending, and our operating results can be affected by changes in demand in those markets. Overall, our net sales increased 18.6% in fiscal 2011 as compared to fiscal 2010. In fiscal 2010, our net sales increased 17.7% as compared to fiscal 2009. Our sales into consumer based markets, particularly in the automotive end market in the Transportation Solutions segment, have improved relative to fiscal 2010. Also, in industrial and infrastructure based markets, our sales in the telecom networks, energy, enterprise networks, aerospace, defense, and marine, industrial, touch solutions, and data communications end markets have improved over prior year levels due to increased capital spending by industry and governments. These improvements were partially offset by declines in the subsea communications and consumer devices end markets. Fiscal 2011 included an additional week which contributed $277 million in net sales and $0.08 per share to diluted earnings per share. ADC, which was acquired on December 8, 2010, contributed net sales of $964 million, of which $26 million related to the additional week, during fiscal 2011.

The earthquake and subsequent tsunami and aftershocks in Japan in March 2011 caused disruptions in our customers' operations and the supply chains that support their operations. We estimate that net sales and diluted earnings per share were negatively impacted by $99 million and $0.07 per share, respectively, in fiscal 2011. Our facilities in Japan were not materially damaged. We do not expect any further impact in fiscal 2012.

Net sales in the first quarter of fiscal 2012 are expected to be between $3.4 and $3.5 billion, reflecting growth in the Transportation Solutions segment, particularly in the automotive end market, and increased sales in the Network Solutions segment due to the acquisition of ADC. These increases are expected to be partially offset by weakness in the Communications and Industrial Solutions segment as compared to the first quarter of fiscal 2011. In the first fiscal quarter of 2012, we expect diluted earnings per share to be in the range of $0.66 to $0.70 per share. For fiscal 2012, we expect net sales to be between $14.3 and $14.9 billion and diluted earnings per share to be in the range of $3.00 to $3.30 per share. This outlook assumes current foreign exchange and commodity rates.

We are monitoring the current environment and its potential effects on our customers and on the end markets we serve. Additionally, we continue to closely manage our costs in order to respond to changing conditions. We are also managing our capital resources and monitoring capital availability to ensure that we have sufficient resources to fund our future capital needs. (See further discussion in "Liquidity and Capital Resources.")

Acquisitions

In July 2010, we entered into an Agreement and Plan of Merger (the "Merger Agreement") to acquire 100% of the outstanding stock of ADC, a provider of broadband communications network connectivity products and related solutions. Pursuant to the Merger Agreement, we commenced a tender offer through a subsidiary to purchase all of the issued and outstanding shares of ADC common stock at a purchase price of $12.75 per share in cash followed by a merger of the subsidiary with and into ADC, with ADC surviving as an indirect wholly-owned subsidiary. On December 8, 2010, we acquired 86.8% of the outstanding common shares of ADC. On December 9, 2010, we exercised our option under the Merger Agreement to purchase additional shares from ADC that, when combined with the shares purchased in the tender offer, were sufficient to give us ownership of more than 90% of the outstanding ADC common shares. On December 9, 2010, upon effecting a short-form merger under Minnesota law, we owned 100% of the outstanding shares of ADC for a total purchase price of approximately $1,263 million in cash (excluding cash acquired of $546 million) and $22 million representing the fair value of ADC share-based awards exchanged for TE Connectivity share options and stock appreciation rights.

The acquisition was made to accelerate our growth potential in the global broadband connectivity market. The combined organization offers a complete product portfolio across every major geographic market. It also added ADC's Distributed Antenna System products, which expanded our wireless connectivity portfolio to provide greater mobile coverage and capacity solutions to carrier and enterprise customers as demand for mobile data continues to expand. We have realized and expect additional cost savings and other synergies through operational efficiencies including the consolidation of manufacturing, marketing, and general and administrative functions. ADC's businesses are reported as part of the Network Solutions segment from the date of acquisition.

During the period from December 9, 2010 to September 30, 2011, ADC contributed net sales of $964 million and an operating loss of $59 million to our Consolidated Statements of Operations. The operating loss included restructuring charges of $82 million, charges of $41 million associated with the amortization of acquisition accounting-related fair value adjustments primarily related to acquired inventories and customer order backlog, integration costs of $10 million, and acquisition costs of $9 million.

In January 2010, we acquired 100% of the outstanding shares of capital stock of Sensitive Object, an early-stage software company engaged in developing touch-enabling technology focused on computers, mobile devices, and consumer electronics, for a purchase price of approximately $61 million in cash (net of cash acquired of $6 million), including contingent consideration of $6 million paid in fiscal 2011. The Sensitive Object acquisition complements our existing Touch Solutions business, which is primarily focused on commercial and industrial markets. Sensitive Object is reported as part of the Communications and Industrial Solutions segment from the date of acquisition.

See Note 5 to the Consolidated Financial Statements for additional information regarding acquisitions.

Acquisition Related Restructuring

During fiscal 2011, we initiated a restructuring plan associated with the integration of ADC, which is expected to generate cost efficiencies in our consolidated operations. As discussed above, in fiscal 2011, we recorded charges of $82 million related to this plan. Cash spending related to this plan was $55 million in fiscal 2011. We expect total cash spending, which will be funded with cash from operations, to be approximately $27 million in fiscal 2012. Annualized cost savings related to these actions are expected to be approximately $100 million, of which approximately 40% was realized in fiscal 2011 with the remaining 60% to be realized in fiscal 2012. Cost savings will be reflected primarily in cost of sales and selling, general, and administrative expenses.

Manufacturing Simplification and Cost Actions due to Current Economic Conditions

We plan to continue to simplify our global manufacturing footprint by migrating facilities from higher-cost to lower-cost countries, consolidating within countries, and transferring product lines to lower-cost countries. These initiatives are designed to help us maintain our competitiveness in the industry, improve our operating leverage, and position us for profitability growth in the years ahead.

In connection with our manufacturing simplification plan and in response to economic conditions, we incurred restructuring charges of approximately $67 million during fiscal 2011 and expect to incur restructuring charges of approximately $60 million during fiscal 2012. In fiscal 2011, cash spending related to restructuring was $67 million. We expect total spending, which will be funded with cash from operations, to be approximately $111 million in fiscal 2012.

Divestitures

During fiscal 2010, we sold our mechatronics business for net cash proceeds of $3 million. This business designed and manufactured customer-specific components, primarily for the automotive industry, and generated sales of approximately $100 million in fiscal 2010. In connection with the sale, we recorded a pre-tax loss on sale of $41 million in fiscal 2010.

Also, in fiscal 2010, we completed the sale of the Dulmison connectors and fittings product line which was part of our energy business in the Network Solutions segment for net cash proceeds of $12 million. In connection with the divestiture, we recorded a pre-tax impairment charge related to long-lived assets and a pre-tax loss on sale totaling $13 million in fiscal 2010. Also, we recorded a pre-tax impairment charge of $12 million in fiscal 2009 to write the carrying value of the assets and liabilities down to fair value. The Dulmison connectors and fittings product line generated sales of approximately $50 million in fiscal 2009.

During fiscal 2009, we completed the sale of the Battery Systems business, which was part of the Communications and Industrial Solutions segment, for net cash proceeds of $14 million after working capital adjustments. The divestiture resulted in a pre-tax loss on sale of $7 million in fiscal 2009.

The loss on divestitures and impairment charges are presented in restructuring and other charges, net on the Consolidated Statements of Operations. We have presented the loss on divestitures, related long-lived asset impairments, and operations of the mechatronics business, Dulmison connectors and fittings product line, and Battery Systems business in continuing operations due to immateriality. See Note 3 to the Consolidated Financial Statements for additional information regarding the divestitures.

Discontinued Operations

In fiscal 2010, we recorded income from discontinued operations of $44 million primarily in connection with the favorable resolution of certain litigation contingencies related to the Printed Circuit Group business which was sold in fiscal 2007.

In fiscal 2009, we completed the sale of the Wireless Systems business for $664 million in net cash proceeds and recognized a pre-tax gain of $59 million on the transaction. Also, in fiscal 2009, we received additional cash proceeds of $29 million and recognized an additional pre-tax gain on sale of $4 million in connection with the finalization of working capital adjustments related to the sale of the Radio Frequency Components and Subsystem and Automotive Radar Sensors businesses which were sold in fiscal 2008.

See Note 4 to our Consolidated Financial Statements for additional information regarding discontinued operations.

We have completed the divestiture of underperforming or non-strategic businesses and product lines that we began over four years ago; however, we continue to evaluate specific businesses and products which may result in additional divestitures.

Results of Operations

Consolidated Operations

Key business factors that influenced our results of operations for the periods discussed in this report include:

- ***Raw material prices.*** We purchased approximately 169 million pounds of copper, 168,000 troy ounces of gold, and 3.5 million troy ounces of silver in fiscal 2011. Prices have increased in recent years and continue to fluctuate. The following table sets forth the average prices incurred related to copper, gold, and silver during fiscal 2011, 2010, and 2009:

		Fiscal		
	Measure	2011	2010	2009
Copper	Lb.	$ 3.99	$ 3.15	$ 2.75
Gold	Troy oz.	$1,382	$1,114	$ 878
Silver	Troy oz.	$30.27	$17.91	$12.81

  In fiscal 2012, we expect to purchase approximately 177 million pounds of copper, 167,000 troy ounces of gold, and 3.5 million troy ounces of silver.

- ***Foreign exchange.*** Approximately 55% of our net sales are invoiced in currencies other than the U.S. Dollar. Our results of operations are influenced by changes in foreign currency exchange rates. Increases or decreases in the value of the U.S. Dollar, compared to other currencies, will directly affect our reported results as we translate those currencies into U.S. Dollars at the end of each fiscal period. The percentage of net sales in fiscal 2011 by major currencies invoiced was as follows:

U.S. Dollar	45%
Euro	30
Japanese Yen	8
Chinese Renminbi	5
Korean Won	3
Brazilian Real	2
British Pound Sterling	2
All others	5
Total	100%

The following table sets forth certain items from our Consolidated Statements of Operations and the percentage of net sales that such items represent for the periods shown.

	Fiscal					
	2011		2010		2009	
	($ in millions)					
Net sales	$14,312	100.0%	$12,070	100.0%	$10,256	100.0%
Cost of sales	9,890	69.1	8,293	68.7	7,720	75.3
Gross margin	4,422	30.9	3,777	31.3	2,536	24.7
Selling, general, and administrative expenses	1,780	12.4	1,538	12.7	1,408	13.7
Research, development, and engineering expenses	733	5.1	585	4.8	536	5.2
Acquisition and integration costs	19	0.1	8	0.1	—	—
Restructuring and other charges, net	149	1.0	137	1.1	375	3.7
Pre-separation litigation charges (income), net	—	—	(7)	(0.1)	144	1.4
Impairment of goodwill	—	—	—	—	3,547	34.6
Operating income (loss)	1,741	12.2	1,516	12.6	(3,474)	(33.9)
Interest income	22	0.2	20	0.2	17	0.2
Interest expense	(161)	(1.1)	(155)	(1.3)	(165)	(1.6)
Other income (expense), net	27	0.2	177	1.5	(48)	(0.5)
Income (loss) from continuing operations before income taxes	1,629	11.4	1,558	12.9	(3,670)	(35.8)
Income tax (expense) benefit	(376)	(2.6)	(493)	(4.1)	567	5.5
Income (loss) from continuing operations	1,253	8.8	1,065	8.8	(3,103)	(30.3)
Income (loss) from discontinued operations, net of income taxes	(3)	—	44	0.4	(156)	(1.5)
Net income (loss)	1,250	8.7	1,109	9.2	(3,259)	(31.8)
Less: net income attributable to noncontrolling interests	(5)	—	(6)	—	(6)	(0.1)
Net income (loss) attributable to TE Connectivity Ltd	$ 1,245	8.7%	$ 1,103	9.1%	$(3,265)	(31.8)%

Net Sales. Net sales increased $2,242 million, or 18.6%, to $14,312 million in fiscal 2011 from $12,070 million in fiscal 2010. On an organic basis, net sales increased $749 million, or 6.2%, in fiscal 2011 as compared to fiscal 2010 primarily as a result of growth in the Transportation Solutions segment. Price erosion adversely affected organic sales by $192 million in fiscal 2011. Foreign currency exchange rates positively impacted net sales by $394 million, or 3.3%, in fiscal 2011. Fiscal 2011 included an additional week which contributed $277 million in net sales. ADC, which was acquired on December 8, 2010, contributed net sales of $964 million, of which $26 million related to the additional week, during fiscal 2011. The divestitures of the mechatronics business and the Dulmison connectors and fittings product line in fiscal 2010 negatively impacted sales by $116 million in fiscal 2011 as compared to fiscal 2010.

Net sales increased $1,814 million, or 17.7%, to $12,070 million in fiscal 2010 from $10,256 million in fiscal 2009. On an organic basis, net sales increased $1,712 million, or 16.7%, in fiscal 2010 as compared to fiscal 2009. The increase in fiscal 2010 as compared to fiscal 2009 resulted primarily from strong growth in the Transportation Solutions segment, and, to a lesser degree, the Communications and Industrial Solutions segment. Price erosion adversely affected organic sales by $169 million in fiscal 2010. In fiscal 2010, foreign currency exchange rates positively impacted net sales by $188 million, or

1.8%. The divestitures of the Battery Systems business in fiscal 2009 and Dulmison connectors and fittings product line in fiscal 2010 negatively impacted sales by $86 million in fiscal 2010 as compared to fiscal 2009.

See further discussion below under Results of Operations by Segment.

The following table sets forth the percentage of our total net sales by geographic region:

	Fiscal		
	2011	2010	2009
Europe/Middle East/Africa (EMEA)	36%	35%	34%
Asia-Pacific	32	34	29
Americas(1)	32	31	37
Total	100%	100%	100%

(1) The Americas includes our Subsea Communications business.

The following table provides an analysis of the change in our net sales compared to the prior fiscal year by geographic region:

	Fiscal												
	2011							2010					
	Change in Net Sales versus Prior Fiscal Year							Change in Net Sales versus Prior Fiscal Year					
	Organic(1)		Translation(2)	Impact of 53rd Week(3)	Acquisition (Divestitures)	Total		Organic(1)		Translation(2)	Divestitures	Total	
						($ in millions)							
EMEA	$578	14.1%	$153	$ 98	$ 43	$ 872	20.7%	$ 683	19.5%	$ 2	$ (4)	$ 681	19.3%
Asia-Pacific	107	3.0	208	92	124	531	13.1	1,029	35.3	133	(29)	1,133	38.6
Americas	64	1.7	33	87	655	839	22.1	—	—	53	(53)	—	—
Total	$749	6.2%	$394	$277	$822	$2,242	18.6%	$1,712	16.7%	$188	$(86)	$1,814	17.7%

(1) Represents the change in net sales resulting from volume and price changes, before consideration of acquisitions, divestitures, and the impact of changes in foreign currency exchange rates, and for fiscal 2011, the impact of the 53rd week.

(2) Represents the change in net sales resulting from changes in foreign currency exchange rates.

(3) Represents the impact of an additional week in fiscal 2011. Includes $26 million related to ADC.

The following table sets forth the percentage of our total net sales by segment:

	Fiscal		
	2011	2010	2009
Transportation Solutions	39%	40%	34%
Communications and Industrial Solutions	36	40	38
Network Solutions	25	20	28
Total	100%	100%	100%

The following table provides an analysis of the change in our net sales compared to the prior fiscal year by segment:

	Fiscal													
	2011							2010						
	Change in Net Sales versus Prior Fiscal Year							Change in Net Sales versus Prior Fiscal Year						
	Organic[1]		Translation[2]	Impact of 53rd Week[3]	Acquisition (Divestitures)	Total		Organic[1]		Translation[2]	Divestitures	Total	
	($ in millions)												
Transportation Solutions	$621	13.0%	$179	$112	$(82)	$ 830	17.3%	$1,173	33.3%	$108	$ —	$1,281	36.4%
Communications and Industrial Solutions	50	1.1	132	91	(22)	251	5.2	955	24.7	54	(47)	962	24.9
Network Solutions	78	3.3	83	74	926	1,161	47.4	(416)	(14.5)	26	(39)	(429)	(14.9)
Total	$749	6.2%	$394	$277	$822	$2,242	18.6%	$1,712	16.7%	$188	$(86)	$1,814	17.7%

(1) Represents the change in net sales resulting from volume and price changes, before consideration of acquisitions, divestitures, and the impact of changes in foreign currency exchange rates, and for fiscal 2011, the impact of the 53rd week.

(2) Represents the change in net sales resulting from changes in foreign currency exchange rates.

(3) Represents the impact of an additional week in fiscal 2011. Included in Network Solutions is $26 million related to ADC.

Gross Margin. In fiscal 2011, gross margin increased $645 million to $4,422 million from $3,777 million in fiscal 2010. Gross margin as a percentage of net sales decreased to 30.9% in fiscal 2011 as compared to 31.3% in fiscal 2010. The increase in gross margin was due to the increase in net sales and, to a lesser degree, improved manufacturing productivity and cost reduction benefits from restructuring actions, partially offset by price erosion, increases in material costs, unfavorable product mix, and the impact of the earthquake in Japan. In addition, fiscal 2011 included charges of $41 million associated with the amortization of acquisition accounting-related fair value adjustments primarily related to acquired inventories and customer order backlog associated with ADC.

In fiscal 2010, gross margin increased $1,241 million to $3,777 million from $2,536 million in fiscal 2009. Gross margin as a percentage of net sales increased to 31.3% in fiscal 2010 as compared to 24.7% in fiscal 2009. The increase in gross margin was due primarily to higher sales and improved manufacturing productivity, and to a lesser degree, favorable product mix and cost reductions achieved from restructuring actions implemented during fiscal 2009.

Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased $242 million in fiscal 2011 to $1,780 million from $1,538 million in fiscal 2010. The increase was related primarily to increased selling expenses to support higher sales levels and the acquisition of ADC. Selling, general, and administrative expenses as a percentage of net sales were 12.4% and 12.7% in fiscal 2011 and 2010, respectively.

Selling, general, and administrative expenses increased $130 million in fiscal 2010 to $1,538 million from $1,408 million in fiscal 2009. Selling, general, and administrative expenses as a percentage of net sales were 12.7% and 13.7% in fiscal 2010 and 2009, respectively. Fiscal 2009 results included a net loss of approximately $50 million primarily associated with economic hedges of certain anticipated future transactions and resulting primarily from the devaluation of certain eastern European currencies. Excluding this item, selling, general, and administrative expenses in fiscal 2010 further decreased as a percentage of net sales as compared to fiscal 2009 as a result of increased sales and cost reductions achieved from restructuring actions implemented during fiscal 2009.

Acquisition and Integration Costs. In connection with the acquisition of ADC, we incurred acquisition and integration costs of $19 million and $8 million during fiscal 2011 and 2010, respectively.

Restructuring and Other Charges, Net. In fiscal 2011, net restructuring and other charges were $149 million as compared to $137 million in fiscal 2010 and $375 million in fiscal 2009. Total charges, including amounts reflected in cost of sales, were $149 million, $134 million, and $373 million in fiscal 2011, 2010, and 2009, respectively.

Fiscal 2011 actions were primarily associated with the acquisition of ADC and related headcount reductions in the Network Solutions segment. Additionally, we increased reductions in force as a result of current economic conditions, primarily in the Communications and Industrial Solutions segment.

Fiscal 2010 actions primarily related to headcount reductions in the Transportation Solutions segment. Fiscal 2010 charges included a pre-tax loss on sale of $41 million in the Transportation Solutions segment related to the sale of our mechatronics business, as well as a long-lived asset impairment charge and a loss on sale totaling $13 million related to the divestiture of the Dulmison connectors and fittings product line which was part of the energy business in the Network Solutions segment.

Fiscal 2009 actions primarily related to headcount reductions and manufacturing site closures across all segments in response to economic conditions and implementation of our manufacturing simplification plan. Fiscal 2009 charges included a long-lived asset impairment of $14 million in the Network Solutions segment primarily related to the divestiture of the Dulmison connectors and fittings product line and a loss on sale of $7 million related to the sale of the Battery Systems business which was part of the Communications and Industrial Solutions segment.

See Note 3 to the Consolidated Financial Statements for additional information regarding net restructuring and other charges.

Pre-separation Litigation Charges (Income), Net. During fiscal 2010, Tyco International settled the remaining significant securities lawsuit, a class action captioned *Stumpf v. Tyco International Ltd., et al.*, for $79 million. Pursuant to the sharing formula in the Separation and Distribution Agreement, our share of the settlement amount was $24 million. We had previously established reserves for this case in fiscal 2009. As a result of the settlement of the *Stumpf* case, we concluded that reserves of $22 million could be released. Accordingly, pursuant to the sharing formula, we recorded income of $7 million during fiscal 2010. As of September 30, 2011, there were no remaining securities lawsuits outstanding.

During fiscal 2009, we recorded charges of $144 million for our share of Tyco International's settlements of several securities cases and our portion of the estimated probable loss for the then remaining securities litigation claims, including the *Stumpf* case, subject to the Separation and Distribution Agreement.

See "Part I. Item 3. Legal Proceedings" of our Annual Report on Form 10-K for the fiscal year ended September 30, 2011 filed with the SEC and Note 13 to the Consolidated Financial Statements for additional information regarding pre-separation securities litigation.

Impairment of Goodwill. During fiscal 2009, we recorded a goodwill impairment charge of $2,088 million related to the Automotive reporting unit of the Transportation Solutions segment. Also, in fiscal 2009, we recorded a goodwill impairment charge of $1,459 million in the Communications and Industrial Solutions segment, of which $1,347 million and $112 million related to the Communications and Industrial Solutions and Circuit Protection reporting units, respectively.

See Note 8 to the Consolidated Financial Statements for further information regarding the impairment of goodwill.

Operating Income (Loss). Operating income was $1,741 million in fiscal 2011 compared to $1,516 million in fiscal 2010. Fiscal 2011 included an additional week which contributed $53 million of operating income. As discussed above, results for fiscal 2011 included net restructuring and other charges of $149 million, charges of $41 million associated with the amortization of acquisition accounting-related fair value adjustments primarily related to acquired inventories and customer order backlog, and acquisition and integration costs of $19 million. Fiscal 2010 results included restructuring and other charges, acquisition and integration costs, and pre-separation litigation income of $134 million, $8 million, and $7 million, respectively. Excluding these items, the increase in operating income resulted from increased sales levels and related gross margin, and, to a lesser degree, a reduction in employee incentive compensation-related expense, the acquisition of ADC, cost reduction benefits from restructuring actions, and improved manufacturing productivity, partially offset by price erosion, increases in material costs, and unfavorable product mix.

Operating income was $1,516 million in fiscal 2010 compared to an operating loss of $3,474 million in fiscal 2009. Fiscal 2010 results included restructuring and other charges, acquisition and integration costs, and pre-separation litigation income of $134 million, $8 million, and $7 million, respectively. Fiscal 2009 results included goodwill impairment charges, restructuring and other charges, and pre-separation litigation charges of $3,547 million, $373 million, and $144 million, respectively. In addition, fiscal 2009 results included a net loss of approximately $50 million primarily associated with economic hedges of certain anticipated future transactions and resulting primarily from the devaluation of certain eastern European currencies. Excluding these items, the increase in operating income resulted primarily from higher sales and related gross margins, higher gross margins as a percentage of sales due to favorable product mix, and cost reduction benefits from restructuring actions implemented in fiscal 2009, partially offset by price erosion.

Non-Operating Items

Other Income (Expense), Net

In fiscal 2011, we recorded net other income of $27 million, primarily consisting of income pursuant to the Tax Sharing Agreement with Tyco International and Covidien. During fiscal 2011, we recorded other expense of $14 million in connection with the completion of fieldwork and the settlement of certain U.S. tax matters. See additional information in Note 13 to the Consolidated Financial Statements. Also, see Note 12 to the Consolidated Financial Statements for further information regarding the Tax Sharing Agreement.

In fiscal 2010, we recorded net other income of $177 million, primarily consisting of income pursuant to the Tax Sharing Agreement with Tyco International and Covidien. The income in fiscal 2010 reflects a net increase to the receivable from Tyco International and Covidien primarily related to certain proposed adjustments to prior period income tax returns and related accrued interest, partially offset by a decrease related to the completion of certain non-U.S. audits of prior year income tax returns.

In fiscal 2009, we recorded net other expense of $48 million, primarily consisting of $68 million of expense pursuant to the Tax Sharing Agreement with Tyco International and Covidien and a $22 million gain on the retirement of debt. The $68 million of expense is attributable to a net reduction of the receivable from Tyco International and Covidien primarily as a result of the settlement of various matters with the IRS. See Note 11 to the Consolidated Financial Statements for additional information regarding the gain on retirement of debt.

Income Taxes

Our operations are conducted through our various subsidiaries in a number of countries throughout the world. We have provided for income taxes based upon the tax laws and rates in the countries in which our operations are conducted and income and loss from operations is subject to taxation.

Our effective income tax rate was 23.1% for fiscal 2011 and reflects income tax benefits recognized in connection with profitability in certain entities operating in lower tax rate jurisdictions partially offset by accrued interest related to uncertain tax positions. In addition, the effective income tax rate for fiscal 2011 reflects income tax benefits of $35 million associated with the completion of fieldwork and the settlement of certain U.S. tax matters.

Our effective income tax rate was 31.6% for fiscal 2010 and reflects charges of $307 million primarily associated with certain proposed adjustments to prior year income tax returns and related accrued interest partially offset by income tax benefits of $101 million recognized in connection with the completion of certain non-U.S. audits of prior year income tax returns. In addition, the effective income tax rate for fiscal 2010 reflects an income tax benefit of $72 million recognized in connection with a reduction in the valuation allowance associated with tax loss carryforwards in certain non-U.S. locations.

Our effective income tax rate was 15.4% for fiscal 2009 and includes the effects of the $3,547 million pre-tax impairment of goodwill for which a partial tax benefit of $523 million was recorded, a $144 million pre-tax charge related to pre-separation securities litigation for which a partial tax benefit of $25 million was recorded, a $28 million charge related to the settlement of a tax matter, and a $24 million detriment related to a $68 million pre-tax expense recognized pursuant to our Tax Sharing Agreement with Tyco International and Covidien. Additionally, the effective income tax rate for fiscal 2009 reflects adjustments related to prior years tax returns, including a $49 million tax benefit.

The valuation allowance for deferred tax assets of $1,930 million and $2,236 million at fiscal year end 2011 and 2010, respectively, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss, capital loss, and credit carryforwards in various jurisdictions. We believe that we will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets on our Consolidated Balance Sheet. The valuation allowance was calculated in accordance with the provisions of ASC 740 which require that a valuation allowance be established or maintained when it is more likely than not that all or a portion of deferred tax assets will not be realized.

The calculation of our tax liabilities includes estimates for uncertainties in the application of complex tax regulations across multiple global jurisdictions where we conduct our operations. Under the uncertain tax position provisions of ASC 740, we recognize liabilities for tax as well as related interest for issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes and related interest will be due. These tax liabilities and related interest are reflected net of the impact of related tax loss carryforwards as such tax loss carryforwards will be applied against these tax liabilities and will reduce the amount of cash tax payments due upon the eventual settlement with the tax authorities. These estimates may change due to changing facts and circumstances; however, due to the complexity of these uncertainties, the ultimate resolution may result in a settlement that differs from our current estimate of the tax liabilities and related interest. Further, management has reviewed with tax counsel the issues raised by certain taxing authorities and the adequacy of these recorded amounts. If our current estimate of tax and interest liabilities is less than the ultimate settlement, an additional charge to income tax expense may result. If our current estimate of tax and interest liabilities is more than the ultimate settlement, income tax benefits may be recognized.

We have provided income taxes for earnings that are currently distributed as well as the taxes associated with several subsidiaries' earnings that are expected to be distributed in fiscal 2012. No additional provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of subsidiaries or for unrecognized deferred tax liabilities for temporary differences related to basis differences in investments in subsidiaries, as such earnings are expected to be permanently reinvested, the investments are essentially permanent in duration, or we have concluded that no additional tax liability will arise as a result of the distribution of such earnings. As of September 30, 2011, certain subsidiaries had approximately $17 billion of undistributed earnings that we intend to permanently reinvest. A liability could arise if our intention to permanently reinvest such earnings were to change and amounts are distributed by such subsidiaries or if such subsidiaries are ultimately disposed. It is not practicable to estimate the additional income taxes related to permanently reinvested earnings or the basis differences related to investments in subsidiaries.

Income (Loss) from Discontinued Operations, Net of Income Taxes

In fiscal 2010, we recorded income from discontinued operations of $44 million primarily in connection with the favorable resolution of certain litigation contingencies related to the Printed Circuit Group business which was sold in fiscal 2007.

In fiscal 2009, we completed the sale of the Wireless Systems business for $664 million in net cash proceeds and recognized a pre-tax gain of $59 million on the transaction. Also, in fiscal 2009, we received additional cash proceeds of $29 million and recognized an additional pre-tax gain on sale of $4 million in connection with the finalization of working capital adjustments related to the sale of the Radio Frequency Components and Subsystem and Automotive Radar Sensors businesses which were sold in fiscal 2008.

Pre-tax loss from discontinued operations for fiscal 2009 included pre-tax charges of $111 million related to the Wireless Systems business's contract with the State of New York. See Note 13 to our Consolidated Financial Statements for additional information regarding the State of New York contract. Income tax expense on discontinued operations for fiscal 2009 included $68 million relating to the impact of $319 million of goodwill written off in connection with the divestiture of the Wireless Systems business, for which a tax benefit was not fully realized, as well as $35 million of unfavorable adjustments to the estimated tax provision on the Power Systems business as a result of the finalization of the tax basis of assets sold upon the filing of the fiscal 2008 income tax returns.

The Wireless Systems, Radio Frequency Components and Subsystem, Automotive Radar Sensors, Power Systems, and Printed Circuit Group businesses met the held for sale and discontinued operations criteria and have been included in discontinued operations in all periods presented on our Consolidated Financial Statements. Prior to reclassification to held for sale and discontinued operations, the Wireless Systems, Radio Frequency Components and Subsystem, and Automotive Radar Sensors businesses were components of the former Wireless Systems segment. The Power Systems and Printed Circuit Group businesses were components of the former Other segment.

See Note 4 to our Consolidated Financial Statements for additional information regarding discontinued operations.

Results of Operations by Segment

Transportation Solutions

	Fiscal		
	2011	2010	2009
	($ in millions)		
Net sales	$5,629	$4,799	$ 3,518
Operating income (loss)	$ 848	$ 515	$(2,254)
Operating margin	15.1%	10.7%	NM[(1)]

(1) Not meaningful.

The following table sets forth Transportation Solutions' percentage of total net sales by primary industry end market(1):

	Fiscal 2011	Fiscal 2010	Fiscal 2009
Automotive	88%	87%	82%
Aerospace, Defense, and Marine	12	13	18
Total	100%	100%	100%

(1) Industry end market information about net sales is presented consistently with our internal management reporting and may be periodically revised as management deems necessary.

The following table provides an analysis of the change in Transportation Solutions' net sales compared to the prior fiscal year by primary industry end market:

	Fiscal 2011: Change in Net Sales versus Prior Fiscal Year							Fiscal 2010: Change in Net Sales versus Prior Fiscal Year				
	Organic(1)		Translation(2)	Impact of 53rd Week(3)	(Divestitures)	Total		Organic(1)		Translation(2)	Total	
	($ in millions)											
Automotive	$562	13.5%	$169	$102	$(82)	$ 751	18.0%	$ 1,175	40.4%	$ 106	$ 1,281	44.2%
Aerospace, Defense, and Marine	59	9.5	10	10	—	79	12.7	(2)	(0.8)	2	—	—
Total	$621	13.0%	$179	$112	$(82)	$ 830	17.3%	$ 1,173	33.3%	$ 108	$ 1,281	36.4%

(1) Represents the change in net sales resulting from volume and price changes, before consideration of acquisitions, divestitures, and the impact of changes in foreign currency exchange rates, and for fiscal 2011, the impact of the 53rd week.

(2) Represents the change in net sales resulting from changes in foreign currency exchange rates.

(3) Represents the impact of an additional week in fiscal 2011.

Fiscal 2011 Compared to Fiscal 2010

Transportation Solutions' net sales increased $830 million, or 17.3%, to $5,629 million in fiscal 2011 from $4,799 million in fiscal 2010. Organic net sales increased by $621 million, or 13.0%, in fiscal 2011 as compared to fiscal 2010 due primarily to an increase of $562 million in the automotive end market. The strengthening of certain foreign currencies positively affected net sales by $179 million, or 3.7%, in fiscal 2011 as compared to fiscal 2010. Fiscal 2011 included an additional week which contributed approximately $112 million in net sales. The divestiture of the mechatronics business in fiscal 2010 negatively impacted sales by $82 million in fiscal 2011 as compared to fiscal 2010.

In the automotive end market, our organic net sales growth was 13.5% in fiscal 2011 as compared to fiscal 2010. The increase was attributable to growth of 17.9% in the EMEA region, 14.4% in the Americas region, and 7.7% in the Asia-Pacific region. Growth in the EMEA and Americas regions resulted from higher automotive production and increased content per vehicle. Growth in the Asia-Pacific region was negatively impacted by the earthquake in Japan. We estimate that the earthquake in Japan negatively impacted our sales in the automotive end market by $38 million in fiscal 2011. We expect global automotive production in fiscal 2012 to increase to approximately 6% over fiscal 2011 levels. In the aerospace, defense, and marine end market, our organic net sales increased 9.5% in fiscal 2011 as compared to fiscal 2010, primarily as a result of increased demand from commercial aircraft builders as they continue to increase production and, in the marine market, as a result of increased oil and gas exploration driven by increasing crude oil prices.

Transportation Solutions' operating income increased $333 million to $848 million in fiscal 2011 as compared to $515 million in fiscal 2010. Segment results included $14 million of net credits and $94 million of net charges to restructuring and other charges (credits) in fiscal 2011 and 2010, respectively. Excluding these items, the increase in operating income was due to favorable impacts of increased volume and improved manufacturing productivity, partially offset by increases in material costs and price erosion.

Fiscal 2010 Compared to Fiscal 2009

Transportation Solutions' net sales increased $1,281 million, or 36.4%, to $4,799 million in fiscal 2010 from $3,518 million in fiscal 2009. Organic net sales increased by $1,173 million, or 33.3%, in fiscal 2010 as compared to fiscal 2009 due primarily to an increase of $1,175 million in the automotive end market. The strengthening of certain foreign currencies positively affected net sales by $108 million, or 3.1%, in fiscal 2010 as compared to fiscal 2009.

In the automotive end market, our organic net sales increased 40.4% in fiscal 2010 as compared to fiscal 2009. The increase was broad-based and resulted from growth of 61.4% in the Asia-Pacific region, 40.1% in the Americas region, and 33.8% in the EMEA region driven by increases in vehicle production and replenishment of inventory in the supply chain across all regions. In the aerospace, defense, and marine end market, our organic net sales decline of 0.8% in fiscal 2010 as compared to fiscal 2009 was due to weak demand in the marine and commercial aircraft markets, partially offset by growth in the defense market.

Transportation Solutions had operating income of $515 million in fiscal 2010 as compared to an operating loss of $2,254 million in fiscal 2009. Segment results included restructuring and other charges of $94 million and $171 million in fiscal 2010 and 2009, respectively. Also, during fiscal 2009, segment results included goodwill impairment charges of $2,088 million and a net foreign currency loss of approximately $17 million associated primarily with economic hedges of certain anticipated future transactions and resulting primarily from the devaluation of certain eastern European currencies. Excluding these items, the increase resulted primarily from increases in sales and higher gross margins as a percentage of sales, as well as cost reduction benefits from restructuring actions implemented in fiscal 2009, and improved manufacturing productivity, partially offset by price erosion.

Communications and Industrial Solutions

	Fiscal		
	2011	2010	2009
	($ in millions)		
Net sales	$5,071	$4,820	$ 3,858
Operating income (loss)	$ 564	$ 682	$(1,428)
Operating margin	11.1%	14.1%	NM(1)

(1) Not meaningful.

The following table sets forth Communications and Industrial Solutions' percentage of total net sales by primary industry end market(1):

	Fiscal 2011	Fiscal 2010	Fiscal 2009
Industrial	31%	29%	28%
Data Communications	20	20	21
Appliance	16	16	13
Consumer Devices	15	17	18
Computer	10	10	11
Touch Solutions	8	8	9
Total	100%	100%	100%

(1) Industry end market information about net sales is presented consistently with our internal management reporting and may be periodically revised as management deems necessary.

The following table provides an analysis of the change in Communications and Industrial Solutions' net sales compared to the prior fiscal year by primary industry end market:

	Fiscal 2011 — Change in Net Sales versus Prior Fiscal Year							Fiscal 2010 — Change in Net Sales versus Prior Fiscal Year					
	Organic(1)		Translation(2)	Impact of 53rd Week(3)	Divestiture	Total		Organic(1)		Translation(2)	Divestiture	Total	
	($ in millions)												
Industrial	$ 96	6.9%	$ 43	$30	$ (2)	$167	11.9%	$310	28.7%	$ 23	$ (5)	$328	30.4%
Data Communications	25	2.6	28	16	—	69	7.2	144	18.1	49	(21)	172	21.7
Appliance	27	3.6	20	14	—	61	8.1	238	45.6	(9)	—	229	44.1
Consumer Devices	(99)	(12.0)	26	14	(20)	(79)	(9.5)	145	20.2	3	(18)	130	18.3
Computer	(6)	(1.2)	7	9	—	10	2.1	62	14.5	(16)	(3)	43	10.0
Touch Solutions	7	1.8	8	8	—	23	5.9	56	16.9	4	—	60	18.2
Total	$ 50	1.1%	$132	$91	$(22)	$251	5.2%	$955	24.7%	$ 54	$(47)	$962	24.9%

(1) Represents the change in net sales resulting from volume and price changes, before consideration of acquisitions, divestitures, and the impact of changes in foreign currency exchange rates, and for fiscal 2011, the impact of the 53rd week.

(2) Represents the change in net sales resulting from changes in foreign currency exchange rates.

(3) Represents the impact of an additional week in fiscal 2011.

Fiscal 2011 Compared to Fiscal 2010

Communications and Industrial Solutions' net sales increased $251 million, or 5.2%, to $5,071 million in fiscal 2011 as compared to $4,820 million in fiscal 2010. Organic net sales increased $50 million, or 1.1%, during fiscal 2011 as compared to fiscal 2010. We estimate that the earthquake in Japan negatively impacted our organic sales in the Communications and Industrial Solutions segment by $61 million in fiscal 2011. The strengthening of certain foreign currencies positively affected net sales by $132 million, or 2.7%, in fiscal 2011 as compared to fiscal 2010. Fiscal 2011 included an additional week which contributed approximately $91 million in net sales. The divestiture of the mechatronics business in fiscal 2010 negatively impacted sales by $22 million in fiscal 2011 as compared to fiscal 2010.

In the industrial end market, our organic net sales increased 6.9% in fiscal 2011 as compared to fiscal 2010 due primarily to strong growth in the industrial machinery market, particularly in the EMEA region, as well as growth in the commercial and building and factory automation markets. In the data communications end market, our organic net sales increased 2.6% in fiscal 2011 from fiscal 2010 due to strength in sales in the server, data storage, and wireless markets, particularly in the EMEA region. In the appliance end market, our organic net sales growth of 3.6% in fiscal 2011 as compared to fiscal 2010 was due to continued consumer demand in the EMEA region, partially offset by decreases in the Americas region. In the consumer devices end market, our organic net sales decreased 12.0% in fiscal 2011 as compared to fiscal 2010 due to weaker demand in the mobile phone and consumer electronics markets driven by our platform position, as well as the negative impact of the earthquake in Japan. In the computer end market, our organic net sales decrease of 1.2% in fiscal 2011 as compared to fiscal 2010 was attributable to soft demand in the personal computer market, partially offset by growth in the tablets and portables markets. In the touch solutions end market, our organic net sales increased 1.8% in fiscal 2011 as compared to fiscal 2010 as a result of increased sales in the retail market, particularly in the EMEA region.

In fiscal 2011, Communications and Industrial Solutions' operating income decreased $118 million to $564 million from $682 million in fiscal 2010. Segment results included net restructuring and other charges of $76 million and $20 million during fiscal 2011 and 2010, respectively. Excluding these items, the decrease in operating income was attributable to price erosion and increased material costs, partially offset by volume increases and cost reduction benefits associated with restructuring actions.

Fiscal 2010 Compared to Fiscal 2009

Communications and Industrial Solutions' net sales increased $962 million, or 24.9%, to $4,820 million in fiscal 2010 from $3,858 million in fiscal 2009. Organic net sales increased $955 million, or 24.7%, during fiscal 2010 as compared to fiscal 2009. The strengthening of certain foreign currencies positively affected net sales by $54 million, or 1.5%, in fiscal 2010 as compared to fiscal 2009. The divestiture of the Battery Systems business in fiscal 2009 negatively impacted sales by $47 million in fiscal 2010 as compared to fiscal 2009.

In the industrial end market, our organic net sales increased 28.7% in fiscal 2010 as compared to fiscal 2009 due primarily to increased demand for factory automation and other industrial equipment in all regions, with the highest growth in Asia. In the data communications end market, our organic net sales increased 18.1% in fiscal 2010 as compared to fiscal 2009 as a result of an increase in sales of our interconnect components to communication equipment manufacturers. In the appliance end market, our organic net sales growth of 45.6% in fiscal 2010 as compared to fiscal 2009 was attributable to improved consumer demand across all regions, particularly in Asia. In the consumer devices end market, our organic net sales growth of 20.2% in fiscal 2010 as compared to fiscal 2009 was due primarily to an increase in sales to mobile phone manufacturers. In the computer end market, our organic net sales growth of 14.5% in fiscal 2010 as compared to fiscal 2009 resulted from recovery in emerging markets and rising demand for portables, such as notebook computers. In the touch solutions end market, our organic net sales growth of 16.9% in fiscal 2010 over fiscal 2009 was due to improved demand in North America and Asia, particularly with point-of-sale terminal manufacturers, partially offset by continued weakness in global demand in the gaming markets.

Communications and Industrial Solutions had operating income of $682 million in fiscal 2010 as compared to an operating loss of $1,428 million in fiscal 2009. Segment results included net restructuring and other charges of $20 million and $138 million during fiscal 2010 and 2009, respectively. In fiscal 2009, segment results were negatively impacted by goodwill impairment charges of $1,459 million and a net foreign currency loss of approximately $33 million associated primarily with economic hedges of certain anticipated future transactions and resulting primarily from the devaluation of certain eastern European currencies. Excluding these items, the increase in operating income was due primarily to an increase in gross margin, primarily as a result of the increase in sales, and to a lesser degree, favorable product mix and cost reduction benefits from restructuring actions implemented in fiscal 2009, as well as improved manufacturing productivity.

Network Solutions

	Fiscal		
	2011	2010	2009
	($ in millions)		
Net sales	$3,612	$2,451	$2,880
Operating income	$ 329	$ 312	$ 352
Operating margin	9.1%	12.7%	12.2%

The following table sets forth Network Solutions' percentage of total net sales by primary industry end market[(1)]:

	Fiscal		
	2011	2010	2009
Telecom Networks	41%	21%	18%
Energy	24	31	27
Enterprise Networks	19	19	15
Subsea Communications	16	29	40
Total	100%	100%	100%

(1) Industry end market information about net sales is presented consistently with our internal management reporting and may be periodically revised as management deems necessary.

The following table provides an analysis of the change in Network Solutions' net sales compared to the prior fiscal year by primary industry end market:

	Fiscal												
	2011							2010					
	Change in Net Sales versus Prior Fiscal Year							Change in Net Sales versus Prior Fiscal Year					
	Organic[(1)]		Translation[(2)]	Impact of 53rd Week[(3)]	Acquisition (Divestiture)	Total		Organic[(1)]		Translation[(2)]	Divestiture	Total	
						($ in millions)							
Telecom Networks	$ 111	22.6%	$31	$34	$786	$ 962	187.5%	$ (6)	(2.3)%	$ 5	$ —	$ (1)	(0.2)%
Energy	81	11.4	34	14	(12)	117	15.5	(10)	(1.9)	13	(39)	(36)	(4.6)
Enterprise Networks	41	9.7	18	16	152	227	49.3	36	7.7	8	—	44	10.6
Subsea Communications	(155)	(21.4)	—	10	—	(145)	(20.0)	(436)	(37.6)	—	—	(436)	(37.6)
Total	$ 78	3.3%	$83	$74	$926	$1,161	47.4%	$(416)	(14.5)%	$26	$(39)	$(429)	(14.9)%

(1) Represents the change in net sales resulting from volume and price changes, before consideration of acquisitions, divestitures, and the impact of changes in foreign currency exchange rates, and for fiscal 2011, the impact of the 53rd week.

(2) Represents the change in net sales resulting from changes in foreign currency exchange rates.

(3) Represents the impact of an additional week in fiscal 2011. Includes $26 million related to ADC.

Fiscal 2011 Compared to Fiscal 2010

In fiscal 2011, Network Solutions' net sales increased $1,161 million, or 47.4%, to $3,612 million from $2,451 million in fiscal 2010. Organic net sales increased $78 million, or 3.3%, in fiscal 2011 from fiscal 2010. The strengthening of certain foreign currencies positively impacted net sales by $83 million, or 3.3%, in fiscal 2011 as compared to fiscal 2010. Fiscal 2011 included an additional week which contributed approximately $74 million in net sales. The acquisition of ADC increased sales by $964 million, of which $26 million is related to the additional week, during fiscal 2011. The divestiture of the Dulmison connectors and fittings product line in fiscal 2010 negatively impacted sales by $12 million in fiscal 2011 as compared to fiscal 2010.

In the telecom networks end market, our organic net sales increase of 22.6% in fiscal 2011 as compared to fiscal 2010 was largely due to increased fiber network investment by telecommunications companies, particularly in the EMEA and South America regions. In the energy end market, our organic net sales increased 11.4% in fiscal 2011 as compared to fiscal 2010 due primarily to a continuing strong recovery across all regions. In the enterprise networks end market, our organic net sales increased 9.7% in fiscal 2011 from fiscal 2010 levels as a result of increased data center investment in the EMEA region, particularly in India, and the Asia-Pacific region. The subsea communications end market's organic net sales decreased 21.4% in fiscal 2011 as compared to fiscal 2010 as a result of lower levels of project activity. We expect net sales in fiscal 2012 in the subsea communications end market to be similar to fiscal 2011 levels.

Network Solutions' operating income increased $17 million to $329 million in fiscal 2011 from $312 million in fiscal 2010. During fiscal 2011, segment results included $142 million of charges related to the acquisition of ADC, including $82 million of restructuring charges, $41 million of charges associated with the amortization of acquisition accounting-related fair value adjustments primarily related to acquired inventories and customer order backlog, and $19 million of acquisition and integration costs. Segment results also included additional net restructuring and other charges of $5 million in fiscal 2011. In fiscal 2010, segment results included $20 million of net restructuring and other charges and $8 million of acquisition and integration costs. Excluding these items, operating income increased as a result of the acquisition of ADC and volume increases, partially offset by unfavorable product mix, price erosion, and increased material costs.

Fiscal 2010 Compared to Fiscal 2009

In fiscal 2010, Network Solutions' net sales decreased $429 million, or 14.9%, to $2,451 million from $2,880 million in fiscal 2009. Organic net sales decreased $416 million, or 14.5%, in fiscal 2010 as compared to fiscal 2009. The strengthening of certain foreign currencies favorably affected net sales by $26 million, or 1.0%, in fiscal 2010 as compared to fiscal 2009. The divestiture of the Dulmison connectors and fittings product line negatively impacted net sales by $39 million in fiscal 2010 as compared to fiscal 2009.

In the telecom networks end market, our organic net sales decrease of 2.3% in fiscal 2010 from fiscal 2009 levels was primarily attributable to reduced wireline capital spending by telecommunications companies. In the energy end market, our organic net sales decrease of 1.9% in fiscal 2010 as compared to fiscal 2009 was due to lower investment levels by utilities and reduced customer inventory levels. In the enterprise networks end market, organic sales increased 7.7% in fiscal 2010 as compared to fiscal 2009 as a result of strong economic recoveries in Asia and Europe, while the Americas remained relatively flat. In the subsea communications end market, our organic net sales decreased 37.6% in fiscal 2010 as compared to fiscal 2009 due to the completion of certain large projects during fiscal 2009 and lower levels of project activity in fiscal 2010.

In fiscal 2010, Network Solutions' operating income decreased $40 million to $312 million from $352 million in fiscal 2009. Segment results included $20 million of net restructuring and other charges and $8 million of acquisition and integration costs in fiscal 2010. In fiscal 2009, segment results included $64 million of net restructuring and other charges. Excluding these items, the operating income decrease was primarily attributable to lower sales due to lower levels of project activity in the subsea communications end market, and to a lesser degree, price erosion, partially offset by cost reduction benefits from restructuring actions implemented in fiscal 2009 and improved manufacturing productivity.

Liquidity and Capital Resources

Our ability to fund our future capital needs will be affected by our ability to continue to generate cash from operations and may be affected by our ability to access the capital markets, money markets, or other sources of funding, as well as the capacity and terms of our financing arrangements. We believe that cash generated from operations and, to the extent necessary, these other sources of potential funding will be sufficient to meet our anticipated capital needs for the foreseeable future. We may use excess cash to reduce our outstanding debt, including through the possible repurchase of our debt in accordance with applicable law, to purchase a portion of our common shares pursuant to our authorized share repurchase program, to pay distributions or dividends on our common shares, or to acquire strategic businesses or product lines. The cost or availability of future funding may be impacted by financial market conditions. We will continue to monitor financial markets, to respond as necessary to changing conditions.

Cash Flows from Operating Activities

Net cash provided by continuing operating activities was $1,779 million in fiscal 2011 as compared to $1,679 million in fiscal 2010. The increase of $100 million in fiscal 2011 from fiscal 2010 resulted primarily from higher income levels partially offset by a reduction of accrued and other current liabilities related to employee compensation-related payments, higher income taxes paid, and payments for pre-separation tax matters.

Net cash provided by continuing operating activities was $1,679 million in fiscal 2010 as compared to $1,378 million in fiscal 2009. The increase of $301 million in fiscal 2010 over fiscal 2009 primarily resulted from higher income levels, partially offset by increased working capital to support current business levels.

Pension and postretirement benefit contributions in fiscal 2011, 2010, and 2009 were $90 million, $180 million, and $145 million, respectively. These amounts included voluntary pension contributions of $69 million and $61 million in fiscal 2010 and 2009, respectively; there were no voluntary contributions in fiscal 2011. We expect pension and postretirement benefit contributions to be $102 million in fiscal 2012, before consideration of voluntary contributions.

The amount of income taxes paid, net of refunds, during fiscal 2011, 2010, and 2009 was $299 million, $156 million, and $121 million, respectively.

In fiscal 2011, cash payments related to pre-separation tax matters were $129 million, net of indemnification payments under the Tax Sharing Agreement. We expect to make additional net cash payments of approximately $90 million over the next twelve months related to these matters. These amounts include payments in which we are the primary obligor to the taxing authorities and for which we expect a portion to be reimbursed by Tyco International and Covidien under the Tax Sharing Agreement as well as indemnification payments to Tyco International and Covidien under the Tax Sharing Agreement for tax matters where they are the primary obligor to the taxing authorities. See Note 13 to the Consolidated Financial Statements for additional information related to pre-separation tax matters.

In addition to net cash provided by operating activities, we use free cash flow as a useful measure of our cash generation which is free from any significant existing obligation. Free cash flow was $1,392 million in fiscal 2011 as compared to $1,404 million in fiscal 2010 and $1,226 million in fiscal 2009. The decline in free cash flow in fiscal 2011 as compared to fiscal 2010 was primarily driven by increases in capital expenditures, partially offset by increases in cash provided by operating activities. The increase in free cash flow in fiscal 2010 from fiscal 2009 was due primarily to increases in cash provided by operating activities. The following table sets forth a reconciliation of net cash provided by continuing operating activities, the most comparable GAAP financial measure, to free cash flow, a non-GAAP financial measure.

	Fiscal		
	2011	2010	2009
	(in millions)		
Net cash provided by continuing operating activities	$1,779	$1,679	$1,378
Capital expenditures	(581)	(385)	(328)
Proceeds from sale of property, plant, and equipment	65	16	13
Payments related to pre-separation tax matters, net	129	—	—
Pre-separation litigation payments	—	25	102
Voluntary pension contributions	—	69	61
Free cash flow	$1,392	$1,404	$1,226

Cash Flows from Investing Activities

We continue to fund capital expenditures to support new programs and to invest in machinery and our manufacturing facilities to further enhance productivity and manufacturing capabilities. Capital spending increased $196 million in fiscal 2011 to $581 million as compared to $385 million in fiscal 2010. Capital spending was $328 million in fiscal 2009. We expect fiscal 2012 capital spending levels to be approximately 4% to 5% of net sales.

During fiscal 2011, we acquired ADC for a total purchase price of approximately $1,263 million in cash (excluding cash acquired of $546 million) and $22 million of other non-cash consideration. Short-term investments acquired in connection with the acquisition of ADC were sold for proceeds of $155 million in fiscal 2011. Certain other assets acquired in connection with the acquisition of ADC were sold for net proceeds of $111 million, of which approximately $106 million was received in fiscal 2011. We also acquired another business for $14 million in cash in fiscal 2011.

During fiscal 2010, we acquired Sensitive Object for a purchase price of $61 million (net of cash acquired of $6 million), which includes $6 million of contingent consideration paid in fiscal 2011. Also, we acquired the remaining outstanding equity interests of PlanarMag for $23 million in cash and the forgiveness of an approximate $1 million loan payable. In addition, we acquired certain assets of the Optical Products Group of Zarlink for $15 million in cash.

During fiscal 2010, we received net cash proceeds of $3 million and $12 million related to the sale of the mechatronics business and the Dulmison connectors and fittings product line, respectively.

In fiscal 2009, we received net cash proceeds of $664 million related to the sale of our Wireless Systems business. Also, in fiscal 2009, we received additional cash proceeds related to working capital of $29 million in connection with the sale of the Radio Frequency Components and Subsystems and Automotive Radar Sensors businesses which occurred in fiscal 2008 and $17 million primarily related to the divestiture of the Battery Systems business.

Cash Flows from Financing Activities and Capitalization

Total debt at fiscal year end 2011 and 2010 was $2,669 million and $2,413 million, respectively. See Note 11 to the Consolidated Financial Statements for additional information regarding debt.

In December 2010, Tyco Electronics Group S.A. ("TEGSA"), our wholly-owned subsidiary, issued $250 million principal amount of 4.875% senior notes due January 15, 2021. The notes were offered and sold pursuant to an effective registration statement on Form S-3 filed on July 1, 2008, as amended on June 26, 2009. Interest on the notes accrues from the issuance date at a rate of 4.875% per year and is payable semi-annually on January 15 and July 15 of each year, beginning July 15, 2011. The notes are TEGSA's unsecured senior obligations and rank equally in right of payment with all existing and any future senior indebtedness of TEGSA and senior to any subordinated indebtedness that TEGSA may incur. The notes are fully and unconditionally guaranteed as to payment on an unsecured senior basis by TE Connectivity Ltd. Net proceeds from the issuance were approximately $249 million.

In the first quarter of fiscal 2011, in connection with the acquisition of ADC, we assumed $653 million of convertible subordinated notes due 2013, 2015, and 2017. Under the terms of the indentures governing these convertible subordinated notes, following the acquisition of ADC, the right to convert the notes into shares of ADC common stock changed to the right to convert the notes into cash. See Note 5 to the Consolidated Financial Statements for more information on the ADC acquisition. In December 2010, our ADC subsidiary commenced offers to purchase $650 million aggregate principal amount of the convertible subordinated notes at par plus accrued interest, pursuant to the terms of the indentures for the notes. The offers to purchase expired in January 2011. Promptly thereafter, $198 million principal amount of the convertible subordinated notes due 2013, $55 million principal amount of the convertible subordinated notes due 2015, and $218 million principal amount of the convertible subordinated notes due 2017 were purchased for an aggregate purchase price of $471 million. All of the convertible subordinated notes purchased by ADC have been cancelled.

In March 2011, in connection with an internal reorganization related to the acquisition of ADC, our ADC subsidiary commenced offers to purchase $177 million aggregate principal amount of its convertible subordinated notes due 2015 and 2017 at par plus accrued interest, pursuant to the terms of the indentures for the notes. The offers to purchase expired in April 2011. Promptly thereafter, $81 million principal amount of the convertible subordinated notes due 2015 and $7 million principal amount of the convertible subordinated notes due 2017 were purchased for an aggregate purchase price of $89 million. All of the convertible subordinated notes purchased by ADC have been cancelled. Our debt balance at fiscal year end 2011 included the remaining $90 million of 3.50% convertible subordinated notes due 2015 and $2 million of floating rate convertible subordinated notes due 2013.

On June 24, 2011, TEGSA entered into a five-year unsecured senior revolving credit facility ("Credit Facility"), with total commitments of $1,500 million, and terminated its then existing five-year senior unsecured credit agreement, which at the time of termination had total commitments of $1,425 million and was scheduled to mature on April 25, 2012. TEGSA had no borrowings under the Credit Facility at September 30, 2011. Also, TEGSA had no borrowings under its then existing facility at September 24, 2010.

Borrowings under the Credit Facility will bear interest at a rate per annum equal to, at the option of TEGSA, (1) the London interbank offered rate ("LIBOR") plus an applicable margin based upon the senior, unsecured, long-term debt rating of TEGSA, or (2) an alternate base rate equal to the highest of (i) Deutsche Bank AG New York branch's base rate, (ii) the federal funds effective rate plus ½ of 1%, and (iii) one-month LIBOR plus 1%, plus, in each case, an applicable margin based upon the senior, unsecured, long-term debt rating of TEGSA. TEGSA is required to pay an annual facility fee ranging from 12.5 to 30.0 basis points based upon the amount of the lenders' commitments under the Credit Facility and the applicable credit ratings of TEGSA.

The Credit Facility contains a financial ratio covenant providing that if, as of the last day of each fiscal quarter, our ratio of Consolidated Total Debt (as defined in the Credit Facility) to Consolidated EBITDA (as defined in the Credit Facility) for the then most recently concluded period of four consecutive fiscal quarters exceeds 3.5 to 1.0, an Event of Default (as defined in the Credit Facility) is triggered. The Credit Facility and our other debt agreements contain other customary covenants. None of our covenants are presently considered restrictive to our operations. As of September 30, 2011, we were in compliance with all of our debt covenants and believe that we will continue to be in compliance with our existing covenants for the foreseeable future.

During June 2009, TEGSA commenced a tender offer to purchase up to $150 million principal amount of its 6.00% senior notes due 2012, up to $100 million principal amount of its 6.55% senior notes due 2017, and up to $100 million principal amount of its 7.125% senior notes due 2037. On July 7, 2009, the tender offer expired and on July 9, 2009, TEGSA purchased and cancelled $86 million principal amount of its 6.00% senior notes due 2012, $42 million principal amount of its 6.55% senior notes due 2017, and $23 million principal amount of its 7.125% senior notes due 2037 for an aggregate payment of $141 million, plus paid accrued interest through July 7, 2009 of $3 million to the sellers of the notes. As a result of the transaction, in fiscal 2009, we recorded a pre-tax gain of $22 million, which is included in other income, including the write-off of unamortized discounts and fees of $1 million and the recognition of a gain of $12 million associated with terminated interest rate swaps previously designated as fair value hedges. Additionally, as a result of the re-purchase and cancellation, unamortized losses in accumulated other comprehensive income of $3 million related to terminated forward starting interest rate swaps designated as cash flow hedges were recognized as interest expense.

Periodically, TEGSA issues commercial paper to U.S. institutional accredited investors and qualified institutional buyers in accordance with available exemptions from the registration requirements of the Securities Act of 1933 as part of our ongoing effort to maintain financial flexibility and to potentially decrease the cost of borrowings. Borrowings under the commercial paper program are backed by the Credit Facility. TEGSA made no borrowings during fiscal 2011 and had no commercial paper outstanding at fiscal year end 2011. As of fiscal year end 2010, TEGSA had $100 million of commercial paper outstanding at an interest rate of 0.55%.

TEGSA's payment obligations under its senior notes, commercial paper, and Credit Facility are fully and unconditionally guaranteed by TE Connectivity Ltd. Neither TE Connectivity Ltd. nor any of its subsidiaries provides a guarantee as to payment obligations under notes issued by ADC prior to its acquisition in December 2010.

Payments of common share dividends and cash distributions to shareholders were $296 million, $289 million, and $294 million in fiscal 2011, 2010, and 2009, respectively. On June 22, 2009, our shareholders approved a cash distribution to shareholders in the form of a capital reduction to the par value of our common shares of CHF 0.17 per share. During the quarter ended September 25, 2009, the distribution was paid in U.S. Dollars at a rate of $0.16 per share. This capital reduction reduced the par value of our common shares from CHF 2.60 (equivalent to $2.40) to CHF 2.43 (equivalent to $2.24).

In October 2009, our shareholders approved a cash distribution to shareholders in the form of a capital reduction to the par value of our common shares of CHF 0.34 (equivalent to $0.32) per share, payable in two equal installments in each of the first and second quarters of fiscal 2010. We paid the first and second installments of the distribution at a rate of $0.16 per share each during the quarters ended December 25, 2009 and March 26, 2010. These capital reductions reduced the par value of our common shares from CHF 2.43 (equivalent to $2.24) to CHF 2.09 (equivalent to $1.92).

In March 2010, our shareholders approved a cash distribution to shareholders in the form of a capital reduction to the par value of our common shares of CHF 0.72 (equivalent to $0.64) per share, payable in four equal quarterly installments beginning in the third quarter of fiscal 2010 through the second quarter of fiscal 2011. We paid the first and second installments of the distribution at a rate of $0.16 per share each during the quarters ended June 25, 2010 and September 24, 2010. These capital reductions reduced the par value of our common shares from CHF 2.09 (equivalent to $1.92) to CHF 1.73 (equivalent to $1.60). We paid the third and fourth installments of the distribution at a rate of $0.16 per share each during the quarters ended December 24, 2010 and March 25, 2011. These capital reductions reduced the par value of our common shares from CHF 1.73 (equivalent to $1.60) to CHF 1.37 (equivalent to $1.28).

In March 2011, our shareholders approved a dividend payment to shareholders of CHF 0.68 (equivalent to $0.72) per share out of contributed surplus, payable in four equal quarterly installments beginning in the third quarter of fiscal 2011 through the second quarter of fiscal 2012 to shareholders of record on specified dates in each of the four quarters. We paid the first and second installments of the dividend at a rate of $0.18 per share each during the quarters ended June 24, 2011 and September 30, 2011.

In September 2011, our board of directors approved a recommendation to increase the quarterly dividend 17%, from $0.18 to $0.21 per share, for the four fiscal quarters beginning with the third quarter of fiscal 2012. This recommendation will be presented for shareholder approval at our annual general meeting of shareholders in March 2012. This recommendation may be in the form of a cash distribution through a capital reduction in the par value of our common shares.

Contributed surplus established during the Change of Domicile for Swiss tax and statutory purposes ("Swiss Contributed Surplus"), subject to certain conditions, is a freely distributable reserve. Upon our implementation of recently enacted Swiss tax law regarding the classification of Swiss Contributed Surplus for Swiss tax and statutory purposes, distributions to shareholders from Swiss Contributed Surplus will be free from withholding tax. We are in discussions with Swiss tax authorities regarding certain administrative aspects of the law related to the classification of Swiss Contributed Surplus for tax and statutory reporting purposes. Should we not be successful in our discussions, we may need to formally enter into an appeal process in order to gain a favorable ruling. Should we not gain favorable resolution, we may be required to make certain statutory reclassifications to Swiss Contributed Surplus that likely will limit our ability to make distributions free of withholding tax in future years and may negatively impact our ability to repurchase our shares in future years. See Note 20 to the Consolidated Financial Statements for additional information.

During fiscal 2011, our board of directors authorized a total increase in the share repurchase authorization of $2,250 million, of which $750 million was authorized in the first quarter and $1,500 million was authorized in the fourth quarter. We purchased approximately 25 million of our common shares for $867 million, approximately 18 million of our common shares for $488 million, and approximately 6 million of our common shares for $125 million during fiscal 2011, 2010, and 2009, respectively. At September 30, 2011, we had $1,501 million of availability remaining under our share repurchase authorization.

Commitments and Contingencies

The following table provides a summary of our contractual obligations and commitments for debt, minimum lease payment obligations under non-cancelable leases, and other obligations at fiscal year end 2011.

		Payments due by fiscal year					
	Total	2012	2013	2014	2015	2016	There-after
				(in millions)			
Long-term debt, including current maturities	$2,669	$ 1	$ 719	$ 379	$ 90	$ —	$1,480
Interest on long-term debt(1)	1,448	160	139	106	96	92	855
Operating leases	469	127	100	78	60	29	75
Purchase obligations(2)	162	155	5	2	—	—	—
Total contractual cash obligations(3)(4)(5)	$4,748	$ 443	$ 963	$ 565	$ 246	$ 121	$2,410

(1) Interest payments exclude the impact of our interest rate swaps.

(2) Purchase obligations consist of commitments for purchases of goods and services.

(3) The table above does not reflect unrecognized tax benefits of $1,783 million and related accrued interest and penalties of $1,287 million, the timing of which is uncertain. See Note 17 to the Consolidated Financial Statements for additional information regarding unrecognized tax benefits, interest, and penalties.

(4) The table above does not reflect pension and postretirement benefit obligations to certain employees and former employees. We are obligated to make contributions to our pension plans and postretirement benefit plans; however, we are unable to determine the amount of plan contributions due to the inherent uncertainties of obligations of this type, including timing, interest rate charges, investment performance, and amounts of benefit payments. We expect to contribute $102 million to pension and postretirement benefit plans in fiscal 2012, before consideration of voluntary contributions. These plans and our estimates of future contributions and benefit payments are more fully described in Note 16 to the Consolidated Financial Statements.

(5) Other long-term liabilities of $511 million, of which $228 million related to our ASC 460 guarantee liabilities, are excluded from the table above as we are unable to estimate the timing of payment for these items. See Note 12 to the Consolidated Financial Statements for more information regarding ASC 460.

Income Tax Matters

In connection with the separation, we entered into a Tax Sharing Agreement that generally governs our, Covidien's, and Tyco International's respective rights, responsibilities, and obligations after the distribution with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the distribution of all of our shares or the shares of Covidien to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Code or certain internal transactions undertaken in anticipation of the spin-offs to qualify for tax-favored treatment under the Code.

Pursuant to the Separation and Distribution Agreement and Tax Sharing Agreement, upon separation, we entered into certain guarantee commitments and indemnifications with Tyco International and Covidien. Under these agreements, principally the Tax Sharing Agreement, we, Tyco International, and Covidien share 31%, 27%, and 42%, respectively, of certain contingent liabilities relating to unresolved pre-separation tax matters of Tyco International. The effect of the Tax Sharing Agreement is to indemnify us for 69% of certain liabilities settled in cash by us with respect to unresolved pre-separation tax matters. Pursuant to that indemnification, we have made similar indemnifications to Tyco International and Covidien with respect to 31% of certain liabilities settled in cash by the companies relating to unresolved pre-separation tax matters. If any of the companies responsible for all or a portion of such liabilities were to default in its payment of costs or expenses related to any such liability, we would be responsible for a portion of the defaulting party or parties' obligation. We are responsible for all of our own taxes that are not shared pursuant to the Tax Sharing Agreement's sharing formula. In addition, Tyco International and Covidien are responsible for their tax liabilities that are not subject to the Tax Sharing Agreement's sharing formula.

In September 2011, Tyco International announced its intention to spin-off two of its businesses to its shareholders, with Tyco International remaining as a publicly-traded company. Although these transactions are in preliminary stages, we expect that Tyco International will continue to meet its legal obligations under the Tax Sharing Agreement.

Prior to separation, certain of our subsidiaries filed combined tax returns with Tyco International. Those and other of our subsidiaries' income tax returns are periodically examined by various tax authorities. In connection with these examinations, tax authorities, including the IRS, have raised issues and proposed tax adjustments. Tyco International, as the U.S. income tax audit controlling party under the Tax Sharing Agreement, is reviewing and contesting certain of the proposed tax adjustments. Amounts related to these tax adjustments and other tax contingencies and related interest that management has assessed under the uncertain tax position provisions of ASC 740, which relate specifically to our entities, have been recorded on the Consolidated Financial Statements. In addition, we may be required to fund portions of Covidien and Tyco International's tax obligations. Estimates about these guarantees have also been recognized on the Consolidated Financial Statements. See Note 12 to the Consolidated Financial Statements for additional information.

In prior years, in connection with the IRS audit of various fiscal years, Tyco International submitted to the IRS proposed adjustments to prior period U.S. federal income tax returns resulting in a reduction in the taxable income previously filed. The IRS accepted substantially all of the proposed adjustments for fiscal 1997 through 2000 for which the IRS had completed its field work. On the basis of previously accepted amendments, we have determined that acceptance of adjustments presented for additional periods through fiscal 2006 is more likely than not to be accepted and, accordingly, have recorded them, as well as the impacts of the adjustments accepted by the IRS, on the Consolidated Financial Statements.

In fiscal 2009, certain proposed adjustments to U.S. federal income tax returns were completed by Tyco International and in connection with these adjustments, we recorded a $97 million increase in income tax liabilities, a $10 million increase in deferred tax assets, a $60 million increase in the receivable from Tyco International and Covidien in connection with the Tax Sharing Agreement, and a $27 million charge to contributed surplus. See Note 12 to the Consolidated Financial Statements for additional information regarding the indemnification liability to Tyco International and Covidien.

As our tax return positions continue to be updated for periods prior to separation, additional adjustments may be identified and recorded on the Consolidated Financial Statements. While the final adjustments cannot be determined until the income tax return amendment process is completed and accepted by the IRS, we believe that any resulting adjustments will not have a material impact on our results of operations, financial position, or cash flows. Additionally, adjustments may be recorded to equity in the future for the impact of filing final or amended income tax returns in certain jurisdictions where those returns include a combination of Tyco International, Covidien, and/or our subsidiaries for the periods prior to the separation.

During fiscal 2007, the IRS concluded its field examination of certain of Tyco International's U.S. federal income tax returns for the years 1997 through 2000 and issued Revenue Agent Reports which reflect the IRS' determination of proposed tax adjustments for the 1997 through 2000 period. Tyco International has appealed certain proposed adjustments totaling approximately $1 billion. Additionally, the IRS proposed civil fraud penalties against Tyco International arising from alleged actions of former executives in connection with certain intercompany transfers of stock in 1998 and 1999. Based upon statutory guidelines, Tyco International estimates the proposed penalties could range between $30 million and $50 million. The penalty is asserted against a prior subsidiary of Tyco International that was distributed to us in connection with the separation. Any penalty ultimately imposed upon our subsidiary would be subject to sharing with Tyco International and Covidien under the Tax Sharing Agreement. It is our understanding that Tyco International continues to make progress towards resolving a substantial number of the proposed tax adjustments for the years 1997 through 2000; however, several significant matters remain in dispute. The remaining issues in dispute involve the tax treatment of certain intercompany debt transactions. Tyco International has indicated that it is unlikely to achieve the resolution of these contested adjustments through the IRS appeals process, and therefore may be required to litigate the disputed issues. For those issues not remaining in dispute, it is likely that Tyco International will settle with the IRS and pay any related deficiencies within the next twelve months. Over the next twelve months, we expect to pay approximately $90 million, inclusive of related indemnification payments, in connection with pre-separation tax matters.

During fiscal 2011, the IRS completed its field examination of certain Tyco International income tax returns for the years 2001 through 2004, issued Revenue Agent Reports which reflect the IRS' determination of proposed tax adjustments for the 2001 through 2004 period, and issued certain notices of deficiency. As a result of the completion of fieldwork and the settlement of certain tax matters in fiscal 2011, we recognized income tax benefits of $35 million and other expense of $14 million pursuant to the Tax Sharing Agreement. For a portion of these pre-separation deficiencies, we are the primary obligor to the taxing authorities for which we paid $132 million in fiscal 2011. Concurrent with remitting these payments, we were reimbursed $93 million from Tyco International and Covidien pursuant to their indemnifications for pre-separation tax matters. In addition, we paid a total of $115 million in fiscal 2011 to Tyco International and Covidien for our share of 2001 through 2004 pre-separation tax deficiencies for which Tyco International and Covidien are the primary obligors to the taxing authorities. As a result, our net cash payment attributable to these matters was $154 million in fiscal 2011.

The IRS commenced its audit of certain Tyco International income tax returns for the years 2005 through 2007 in fiscal 2011.

During fiscal 2009, Tyco International settled a matter with the IRS concerning certain tax deductions claimed on Tyco International's income tax returns for the years 2001 through 2004. As a result of this settlement, we recorded a $28 million income tax charge in fiscal 2009 to reflect the disallowance of a portion of these deductions.

At September 30, 2011 and September 24, 2010, we have reflected $232 million and $244 million, respectively, of income tax liabilities related to the audits of Tyco International's and our income tax returns in accrued and other current liabilities as certain of these matters could be resolved within one year.

We continue to believe that the amounts recorded on our Consolidated Financial Statements relating to the matters discussed above are appropriate. However, the ultimate resolution is uncertain and could result in a material impact to our results of operations, financial position, or cash flows.

Legal Matters

In the ordinary course of business, we are subject to various legal proceedings and claims, including patent infringement claims, product liability matters, employment disputes, tax matters, disputes on agreements, other commercial disputes, environmental matters, and antitrust claims. Management believes that these legal proceedings and claims likely will be resolved over an extended period of time. Although it is not feasible to predict the outcome of these proceedings, based upon our experience, current information, and applicable law, we do not expect that the outcome of these proceedings, either individually or in the aggregate, will have a material adverse effect on our results of operations, financial position, or cash flows. However, one or more of the proceedings could have a material adverse effect on our results of operations, financial position, or cash flows in a future period. See "Part I. Item 3. Legal Proceedings" of our Annual Report on Form 10-K for the fiscal year ended September 30, 2011 filed with the SEC and Note 13 to the Consolidated Financial Statements for further information regarding legal proceedings.

Matters Related to Our Former Wireless Systems Business

Certain liabilities and contingencies related to our former Wireless Systems business were retained by us when this business was sold in fiscal 2009. These include certain retained liabilities related to the State of New York contract and a contingent purchase price commitment related to the acquisition of Com-Net by the Wireless Systems business in 2001. See additional information below. Also, see Note 4 to the Consolidated Financial Statements for additional information regarding the divestiture of the Wireless Systems business.

State of New York Contract

In September 2005, we were awarded a twenty-year lease contract with the State of New York (the "State") to construct, operate, and maintain a statewide wireless communications network for use by state and municipal first responders. In August 2008, we were served by the State with a default notice related to the first regional network, pursuant to the contract. Under the terms of the contract, we had 45 days to rectify the purported deficiencies noted by the State. In October 2008, we informed the State that all technical deficiencies had been remediated and the system was operating in accordance with the contract specifications and certified the system ready for testing. The State conducted further testing during November and December 2008. In January 2009, the State notified us that, in the State's opinion, we had not fully remediated the issues cited by the State and it had determined that we were in default of the contract and that it had exercised its right to terminate the contract. The State contends that it has the right under the contract to recoup costs incurred by the State in conjunction with the implementation of the network, and as a result of this contention, in January 2009, the State drew down $50 million against an irrevocable standby letter of credit funded by us. The State has the ability to draw up to an additional $50 million against the standby letter of credit, although we dispute that the State has any basis to do so.

In February 2009, we filed a claim in the New York Court of Claims, seeking over $100 million in damages, and alleging a number of causes of action, including breach of contract, unjust enrichment, defamation, conversion, breach of the covenant of good faith and fair dealing, the imposition of a constructive trust, and seeking a declaration that the State terminated the contract "for convenience." In September 2009, the Court granted the State's motion to dismiss all counts of the complaint, with the exception of the breach of contract claim and a claim for breach of warranty in connection with the State's drawdown on the $50 million letter of credit. In November 2009, the State filed an answer to the complaint and counterclaim asserting breach of contract and alleging that the State has incurred damages in excess of $275 million. We moved to dismiss the counterclaim in February 2010, and in June 2010 the Court denied our motion. We filed our answer to the State's counterclaim in July 2010. We believe that the counterclaim is without merit and intend to vigorously pursue our claims in this matter. A trial date has been set for February 2012.

As a result of these actions, in the first quarter of fiscal 2009, we recorded pre-tax charges totaling $111 million associated with this contract. These charges are reflected in loss from discontinued operations on the Consolidated Statement of Operations as a result of our sale of the Wireless Systems business. See Note 4 to the Consolidated Financial Statements for further discussion of discontinued operations and the sale of the Wireless Systems business. The charges included an impairment charge of $61 million to write-off all costs incurred in constructing the network as well as a charge equal to the amount drawn by the State against the standby letter of credit of $50 million.

Com-Net

At September 30, 2011, we had a contingent purchase price commitment of $80 million related to our fiscal 2001 acquisition of Com-Net. This represents the maximum amount payable to the former shareholders of Com-Net only after the construction and installation of a communications system for the State of Florida is finished and the State of Florida has approved the system based on the guidelines set forth in the contract. Under the terms of the purchase and sale agreement, we do not believe we have any obligation to the sellers. However, the sellers have contested our position and initiated a lawsuit in June 2006 in the Court of Common Pleas in Allegheny County, Pennsylvania, which is in the discovery phase. A liability for this contingency has not been recorded on the Consolidated Financial Statements as we do not believe that any payment is probable or reasonably estimable at this time.

Off-Balance Sheet Arrangements

Certain of our segments have guaranteed the performance of third parties and provided financial guarantees for uncompleted work and financial commitments. The terms of these guarantees vary with end dates ranging from fiscal 2012 through the completion of such transactions. The guarantees would be triggered in the event of nonperformance, and the potential exposure for nonperformance under the guarantees would not have a material effect on our results of operations, financial position, or cash flows.

In disposing of assets or businesses, we often provide representations, warranties, and/or indemnities to cover various risks including unknown damage to the assets, environmental risks involved in the sale of real estate, liability for investigation and remediation of environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. We have no reason to believe that these uncertainties would have a material adverse effect on our results of operations, financial position, or cash flows.

At September 30, 2011, we had outstanding letters of credit and letters of guarantee in the amount of $436 million, of which $50 million was related to our contract with the State of New York. In January 2009, the State drew down $50 million against an irrevocable standby letter of credit funded by us. As a result, we recorded a pre-tax charge equal to the draw. Although we dispute that the State has any basis to do so, the State has the ability to draw up to an additional $50 million against the standby letter of credit which could result in additional charges and could have a significant adverse effect on our results of operations, financial position, and cash flows.

We have recorded liabilities for known indemnifications included as part of environmental liabilities. See Note 13 to the Consolidated Financial Statements for a discussion of these liabilities.

In the normal course of business, we are liable for contract completion and product performance. In the opinion of management, except for the potential claims related to the contract with the State of New York discussed above, such obligations will not significantly affect our results of operations, financial position, or cash flows.

Pursuant to the Separation and Distribution Agreement and Tax Sharing Agreement, upon separation, we entered into certain guarantee commitments and indemnifications with Tyco International and Covidien. Under these agreements, principally the Tax Sharing Agreement, we, Tyco International, and Covidien share 31%, 27%, and 42%, respectively, of certain contingent liabilities relating to unresolved pre-separation tax matters of Tyco International. The effect of the Tax Sharing Agreement is to indemnify us for 69% of certain liabilities settled in cash by us with respect to unresolved pre-separation tax matters. Pursuant to that indemnification, we have made similar indemnifications to Tyco International and Covidien with respect to 31% of certain liabilities settled in cash by the companies relating to unresolved pre-separation tax matters. If any of the companies responsible for all or a portion of such liabilities were to default in its payment of costs or expenses related to any such liability, we would be responsible for a portion of the defaulting party or parties' obligation. These arrangements have been valued upon our separation from Tyco International in accordance with ASC 460 and, accordingly, liabilities amounting to $249 million were recorded on the Consolidated Balance Sheet at September 30, 2011. See Notes 12 and 13 to the Consolidated Financial Statements for additional information.

Critical Accounting Policies and Estimates

The preparation of the Consolidated Financial Statements in conformity with GAAP requires management to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses. Our significant accounting policies are summarized in Note 2 to the

Consolidated Financial Statements. The following noted accounting policies are based on, among other things, judgments and assumptions made by management that include inherent risks and uncertainties. Management's estimates are based on the relevant information available at the end of each period.

Revenue Recognition

Our revenue recognition policies are in accordance with ASC 605, *Revenue Recognition*, and SEC Staff Accounting Bulletin Topic 13, *Revenue Recognition*.

Our revenues are generated principally from the sale of our products. Revenue from the sale of products is recognized at the time title and the risks and rewards of ownership pass to the customer. This generally occurs when the products reach the free-on-board shipping point, the sales price is fixed and determinable, and collection is reasonably assured. For those items where title has not yet transferred, we have deferred the recognition of revenue. A reserve for estimated returns is established at the time of sale based on historical return experience and is recorded as a reduction of sales. Other allowances include customer quantity and price discrepancies. A reserve for other allowances is generally established at the time of sale based on historical experience and is recorded as a reduction of sales.

Contract revenues for construction related projects are recorded primarily on the percentage-of-completion method. Profits recognized on contracts in process are based upon estimated contract revenue and related cost to complete. Percentage-of-completion is measured based on the ratio of actual costs incurred to total estimated costs. Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the current period. Provisions for anticipated losses are made in the period in which they first become determinable. In addition, provisions for credit losses related to construction related projects are recorded as reductions of revenue in the period in which they first become determinable. Contract revenues for construction related projects are generated primarily in the Network Solutions segment.

Goodwill and Other Intangible Assets

Intangible assets acquired include both those that have a determinable life and residual goodwill. Intangible assets with a determinable life include primarily intellectual property consisting of patents, trademarks, and unpatented technology with estimates of recoverability ranging from 1 to 50 years that are amortized generally on a straight-line basis. An evaluation of the remaining useful life of intangible assets with a determinable life is performed on a periodic basis and when events and circumstances warrant an evaluation. We assess intangible assets with a determinable life for impairment consistent with our policy for assessing other long-lived assets. Goodwill is assessed for impairment separately from other intangible assets with a determinable life by comparing the carrying value of each reporting unit to its fair value on the first day of the fourth fiscal quarter of each year or whenever we believe a triggering event requiring a more frequent assessment has occurred. In assessing the existence of a triggering event, management relies on a number of reporting unit specific factors including operating results, business plans, economic projections, anticipated future cash flows, transactions, and market place data. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of goodwill impairment.

When testing for goodwill impairment, we follow the guidance prescribed in ASC 350, *Intangibles—Goodwill and Other*. First, we perform a step I goodwill impairment test to identify a potential impairment. In doing so, we compare the fair value of a reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, goodwill may be impaired and a step II goodwill impairment test is performed to measure the amount of any impairment loss. In the step II goodwill impairment test, we compare the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. We allocate the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

Estimates about fair value used in the step I goodwill impairment tests have been calculated using an income approach based on the present value of future cash flows of each reporting unit. The income approach has been generally supported by additional market transaction and guideline analyses. These approaches incorporate a number of assumptions including future growth rates, discount rates, income tax rates, and market activity in assessing fair value and are reporting unit specific. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairments in future periods.

We completed our annual goodwill impairment test in the fourth quarter of fiscal 2011 and determined that no impairment existed and that the fair value of all reporting units to which goodwill is allocated is well in excess of the respective carrying value.

Income Taxes

In determining income for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense.

In evaluating our ability to recover our deferred tax assets, we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent years, and our forecast of future taxable income. In estimating future taxable income, we develop assumptions including the amount of future state, federal, and international pre-tax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

We currently have recorded significant valuation allowances that we intend to maintain until it is more likely than not the deferred tax assets will be realized. Our income tax expense recorded in the future will be reduced to the extent of decreases in our valuation allowances. The realization of our remaining deferred tax assets is primarily dependent on future taxable income in the appropriate jurisdiction. Any reduction in future taxable income including any future restructuring activities may require that we record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance would result in additional income tax expense in such period and could have a significant impact on our future earnings. Any changes in a valuation allowance that was established in connection with an acquisition will be reflected in the income tax provision.

Changes in tax laws and rates also could affect recorded deferred tax assets and liabilities in the future. Management is not aware of any such changes that would have a material effect on our results of operations, financial position, or cash flows.

In addition, the calculation of our tax liabilities includes estimates for uncertainties in the application of complex tax regulations across multiple global jurisdictions where we conduct our operations. Under the uncertain tax position provisions of ASC 740, *Income Taxes*, we recognize liabilities for tax as well as related interest for issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes and related interest will be due.

These tax liabilities and related interest are reflected net of the impact of related tax loss carryforwards as such tax loss carryforwards will be applied against these tax liabilities and will reduce the amount of cash tax payments due upon the eventual settlement with the tax authorities. These estimates may change due to changing facts and circumstances; however, due to the complexity of these uncertainties, the ultimate resolution may result in a settlement that differs from our current estimate of the tax liabilities and related interest. Further, management has reviewed with tax counsel the issues raised by certain taxing authorities and the adequacy of these recorded amounts. If our current estimate of tax and interest liabilities is less than the ultimate settlement, an additional charge to income tax expense may result. If our current estimate of tax and interest liabilities is more than the ultimate settlement, income tax benefits may be recognized. These tax liabilities and related interest are recorded in income taxes and accrued and other current liabilities on the Consolidated Balance Sheet.

Pension and Postretirement Benefits

Our pension expense and obligations are developed from actuarial assumptions. The funded status of our defined benefit pension and postretirement benefit plans is recognized on the Consolidated Balance Sheets. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at the measurement date. For defined benefit pension plans, the benefit obligation is the projected benefit obligation, which represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels. For the postretirement benefit plans, the benefit obligation is the accumulated postretirement benefit obligation, which represents the actuarial present value of postretirement benefits attributed to employee services already rendered. The fair value of plan assets represents the current market value of cumulative company and participant contributions made to irrevocable trust funds, held for the sole benefit of participants, which are invested by the trust funds. Mandatory contribution amounts are actuarially determined; voluntary contributions are at our discretion. The benefits under pension and postretirement plans are based on various factors, such as years of service and compensation.

Net periodic pension benefit cost is based on the utilization of the projected unit credit method of calculation and is charged to earnings on a systematic basis over the expected average remaining service lives of current participants.

Two critical assumptions in determining pension expense and obligations are the discount rate and expected long-term return on plan assets. We evaluate these assumptions at least annually. Other assumptions reflect demographic factors such as retirement, mortality, and employee turnover and are evaluated periodically and updated to reflect our actual experience. Actual results may differ from actuarial assumptions. The discount rate represents the market rate for high-quality fixed income investments and is used to calculate the present value of the expected future cash flows for benefit obligations to be paid under our pension plans. A decrease in the discount rate increases the present value of pension benefit obligations. A 25 basis point decrease or increase in the discount rate would have increased or decreased, respectively, the present value of our pension obligations by $107 million at fiscal year end 2011. We consider the current and expected asset allocations of our pension plans, as well as historical and expected long-term rates of return on those types of plan assets, in determining the expected long-term rate of return on plan assets. A 50 basis point decrease or increase in the expected long-term return on plan assets would have increased or decreased, respectively, our fiscal 2011 pension expense by $10 million.

During fiscal 2008, our investment committee made the decision to change the target asset allocation of the U.S. plans' master trust from 60% equity and 40% fixed income to 30% equity and 70% fixed income in an effort to better align asset risk with the anticipated payment of benefit obligations. The target asset allocation transition began in fiscal 2008. Asset reallocation will continue over a multi-year period based on the funded status of the U.S. plans' master trust and market conditions. As of September 30, 2011, our actual asset allocation is approximately 35% equity and 65% fixed income.

Share-Based Compensation

We determine the fair value of share awards on the date of grant using the Black-Scholes-Merton valuation model. The Black-Scholes-Merton model requires certain assumptions that involve judgment. Such assumptions are the expected share price volatility, expected annual dividend yield, expected life of options, and risk-free interest rate. (See Note 22 to the Consolidated Financial Statements for additional information related to share-based compensation.) An increase in the volatility of our stock will increase the amount of share-based compensation expense on new awards. An increase in the holding period of options will also cause an increase in share-based compensation expense. Dividend yields and risk-free interest rates are less difficult to estimate, but an increase in the dividend yield will cause a decrease in share-based compensation expense and an increase in the risk-free interest rate will increase share-based compensation expense.

Acquisitions

We account for acquired businesses using the acquisition method of accounting. The acquisition method of accounting for acquired businesses requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. We allocate the purchase price of acquired businesses to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase price over the identifiable assets acquired and liabilities assumed is recorded as goodwill. We may engage independent third-party appraisal firms to assist us in determining the fair values of assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets.

Critical estimates in valuing certain intangible assets include but are not limited to: future expected cash flows from customer and distributor relationships, acquired developed technologies, and patents; expected costs to develop in-process research and development into commercially viable products and estimated cash flows from projects when completed; brand awareness and market position, as well as assumptions about the period of time the brand will continue to be used in our product portfolio; customer and distributor attrition rates; and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.

Accounting Pronouncements

Recently Adopted Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board ("FASB") issued an update to guidance in ASC 805, *Business Combinations*, that clarifies the disclosure requirements for pro forma presentation of revenue and earnings related to a business combination. We elected to early adopt this guidance during the first quarter of fiscal 2011. Adoption did not have a material impact on our Consolidated Financial Statements.

In June 2009, the FASB issued updates to guidance in ASC 810, *Consolidation*, that address accounting for variable interest entities. We adopted these updates to ASC 810 in the first quarter of fiscal 2011. Adoption did not have a material impact on our Consolidated Financial Statements.

Recently Issued Accounting Pronouncements

In September 2011, the FASB issued an update to guidance in ASC 350, *Intangibles—Goodwill and Other*, that introduces the use of qualitative factors when considering the need to perform a step I goodwill impairment test on one of our reporting units. If we conclude that qualitative factors indicate that it is more likely than not that a reporting unit's fair value exceeds its carrying value, we do not need to perform a step I goodwill impairment test on that reporting unit. This update to ASC 350 is effective for us in fiscal 2013; however, we intend to early adopt the standard during fiscal 2012. Adoption is not expected to have a material impact on our Consolidated Financial Statements.

In June 2011, the FASB issued an update to guidance in ASC 220, *Comprehensive Income*, that changes the presentation and disclosure requirements of comprehensive income in interim and annual financial statements. These updates to ASC 220 are effective for us in the first quarter of fiscal 2013. Adoption is not expected to have a material impact on our Consolidated Financial Statements.

In May 2011, the FASB issued an update to guidance in ASC 820, *Fair Value Measurement*, that clarifies the application of fair value and enhances disclosure regarding valuation of financial instruments and level 3 fair value measurement inputs. These updates to ASC 820 are effective for us in the second quarter of fiscal 2012. Adoption is not expected to have a material impact on our Consolidated Financial Statements.

Non-GAAP Financial Measures

Organic Net Sales Growth

Organic net sales growth is a non-GAAP financial measure. The difference between reported net sales growth (the most comparable GAAP measure) and organic net sales growth (the non-GAAP measure) consists of the impact from foreign currency exchange rates, acquisitions, divestitures, and an additional week in the fourth quarter of the fiscal year for fiscal years which are 53 weeks in length. Organic net sales growth is a useful measure of the underlying results and trends in our business. It excludes items that are not completely under management's control, such as the impact of changes in foreign currency exchange rates, and items that do not reflect the underlying growth of the company, such as acquisition and divestiture activity and the impact of an additional week in the fourth quarter of the fiscal year for fiscal years which are 53 weeks in length.

We believe organic net sales growth provides useful information to investors because it reflects the underlying growth from the ongoing activities of our business. Furthermore, it provides investors with a view of our operations from management's perspective. We use organic net sales growth to monitor and evaluate performance, as it is an important measure of the underlying results of our operations. Management uses organic net sales growth together with GAAP measures such as net sales growth and operating income in its decision making processes related to the operations of our reporting segments and our overall company. We believe that investors benefit from having access to the same financial measures that management uses in evaluating operations. The discussion and analysis of organic net sales growth in Results of Operations above utilizes organic net sales growth as management does internally. Because organic net sales growth calculations may vary among other companies, organic net sales growth amounts presented above may not be comparable with similarly titled measures of other companies. Organic net sales growth is a non-GAAP financial measure that is not meant to be considered in isolation or as a substitute for GAAP measures. The primary limitation of this measure is that it excludes items that have an impact on our net sales. This limitation is best addressed by evaluating organic net sales growth in combination with our GAAP net sales. The tables presented in Results of Operations above provide reconciliations of organic net sales growth to net sales growth calculated under GAAP.

Free Cash Flow

Free cash flow is a non-GAAP financial measure. The difference between net cash provided by continuing operating activities (the most comparable GAAP measure) and free cash flow (the non-GAAP measure) consists mainly of significant cash outflows and inflows that we believe are useful to identify. Free cash flow is a useful measure of our cash generation which is free from any significant existing obligation. It also is a significant component in our incentive compensation plans. Free cash flow permits management and investors to gain insight into the amount that management employs to measure cash that is free from any significant existing obligation.

Free cash flow excludes net capital expenditures, voluntary pension contributions, and the cash impact of special items. Net capital expenditures are subtracted because they represent long-term commitments. Voluntary pension contributions are subtracted from the GAAP measure because this activity is driven by economic financing decisions rather than operating activity. Certain special items, including net payments related to pre-separation tax matters and pre-separation litigation payments, are also considered by management in evaluating free cash flow. We believe investors should also consider these items in evaluating our free cash flow.

Free cash flow as presented herein may not be comparable to similarly-titled measures reported by other companies. The primary limitation of this measure is that it excludes items that have an impact on our GAAP cash flow. Also, it subtracts certain cash items that are ultimately within management's and the board of directors' discretion to direct and may imply that there is less or more cash available for our programs than the most comparable GAAP measure indicates. This limitation is best addressed by using free cash flow in combination with the GAAP cash flow results.

The tables presented in Liquidity and Capital Resources above provide reconciliations of free cash flow to cash flows from continuing operating activities calculated under GAAP.

Forward-Looking Information

Certain statements in this report are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include, among others, the information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, acquisitions, the effects of competition, and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believe," "expect," "plan," "intend," "anticipate," "estimate," "predict," "potential," "continue," "may," "should," or the negative of these terms or similar expressions.

Forward-looking statements involve risks, uncertainties, and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we file this report except as required by law.

The following and other risks, which are described in greater detail in "Part I. Item 1A. Risk Factors" of our Annual Report on Form 10-K for the fiscal year ended September 30, 2011 filed with the SEC, as well as other risks described in this Annual Report, could also cause our results to differ materially from those expressed in forward-looking statements:

- Conditions in the global or regional economies and global capital markets, and cyclical industry conditions;

- Conditions affecting demand for products in the industries we serve, particularly the automotive industry and the telecommunications, computer, and consumer electronics industries;
- Competition and pricing pressure;
- Market acceptance of new product introductions and product innovations and product life cycles;
- Raw material availability, quality, and cost;
- Fluctuations in foreign currency exchange rates;
- Financial condition and consolidation of customers and vendors;
- Reliance on third-party suppliers;
- Our ability to attract and retain highly qualified personnel;
- Risks that ADC's operations will not be successfully integrated into ours and that we do not achieve expected synergies;
- Risks associated with future acquisitions and divestitures;
- Global risks of business interruptions such as natural disasters and political, economic, and military instability;
- Risks related to compliance with current and future environmental and other laws and regulations;
- Our ability to protect our intellectual property rights;
- Risks of litigation;
- Our ability to operate within the limitations imposed by our debt instruments;
- Risks relating to our separation on June 29, 2007 from Tyco International Ltd.;
- The possible effects on us of various U.S. and non-U.S. legislative proposals and other initiatives that, if adopted, could materially increase our worldwide corporate effective tax rate and negatively impact our U.S. government contracts business;
- Various risks associated with being a Swiss corporation;
- The impact of fluctuations in the market price of our shares; and
- The impact of certain provisions of our articles of association on unsolicited takeover proposals.

There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In the normal course of business, our financial position is routinely subject to a variety of risks, including market risks associated with interest rate and currency movements on outstanding debt and non-U.S. Dollar denominated assets and liabilities and commodity price movements. We utilize established risk management policies and procedures in executing derivative financial instrument transactions to manage a portion of these risks.

We do not execute transactions or hold derivative financial instruments for trading or speculative purposes. Substantially all counterparties to derivative financial instruments are limited to major financial institutions with at least an A/A2 credit rating. There is no significant concentration of exposures with any one counterparty.

Foreign Currency Exposures

As part of managing the exposure to changes in foreign currency exchange rates, we utilize foreign currency forward and swap contracts, a portion of which are designated as cash flow hedges. The objective of these contracts is to minimize impacts to cash flows and profitability due to changes in foreign currency exchange rates on intercompany transactions, accounts receivable, accounts payable, and other cash transactions. A 10% appreciation of the U.S. Dollar from the September 30, 2011 market rates would have decreased the unrealized value of our forward contracts by $19 million, while a 10% depreciation of the U.S. Dollar would have increased the unrealized value of our forward contracts by $24 million. A 10% appreciation of the U.S. Dollar from the September 24, 2010 market rates would have decreased the unrealized value of our forward contracts by $12 million, while a 10% depreciation of the U.S. Dollar would have increased the unrealized value of our forward contracts by $15 million. Such gains or losses on these contracts would be generally offset by the gains or losses on the revaluation or settlement of the underlying transactions.

Interest Rate and Investment Exposures

We issue debt, from time to time, to fund our operations and capital needs. Such borrowings can result in interest rate exposure. To manage the interest rate exposure and to minimize overall interest cost, we use interest rate swaps to convert a portion of fixed-rate debt into variable-rate debt. We use forward starting interest rate swaps and options to enter into interest rate swaps ("swaptions") to manage interest rate exposure in periods prior to the anticipated issuance of fixed-rate debt. We also utilize interest rate swap contracts, a portion of which are designated as cash flow hedges, to manage interest rate and earnings exposure on cash and cash equivalents and certain non-qualified deferred compensation liabilities.

During fiscal 2011, we entered into interest rate swaps designated as fair value hedges on $150 million principal amount of the 4.875% senior notes that mature in 2021 to manage interest rate exposure. The maturity dates of the interest rate swaps coincide with the maturity date of the notes. Under these contracts, we receive fixed amounts of interest applicable to the underlying notes and pay a floating amount based upon the three month U.S. Dollar London interbank offered rate.

During fiscal 2010, we purchased swaptions and entered into forward starting interest rate swaps to manage interest rate exposure prior to the probable issuance of fixed-rate debt when our 6.00% senior notes mature in 2012. The swaptions and forward starting interest rate swaps are based on a total notional amount of $400 million. Also during fiscal 2010, we entered into an interest rate swap designated as a fair value hedge on $50 million principal amount of the 6.00% senior notes.

Based on our floating rate debt balance of $202 million at September 30, 2011, an increase in the levels of the U.S. Dollar interest rates by 0.5%, with all other variables held constant, would have resulted in an increase of annual interest expense of approximately $1 million. Based on our floating rate debt balance of $150 million at September 24, 2010, an increase in the levels of the U.S. Dollar interest rates by 0.5%, with all other variables held constant, would have resulted in an increase of annual interest expense of approximately $1 million.

Commodity Exposures

Our worldwide operations and product lines may expose us to risks from fluctuations in commodity prices. To limit the effects of fluctuations in the future market price paid and related volatility in cash flows, we utilize commodity swap contracts, all of which are designated as cash flow hedges. We continually evaluate the commodity market with respect to our forecasted usage requirements over the next twelve to eighteen months and periodically enter into commodity swap contracts in order to hedge a portion of usage requirements over that period. At September 30, 2011, our commodity hedges, which related to expected purchases of gold and silver, were in a loss position of $1 million and had a notional value of $211 million. At September 24, 2010, our commodity hedges, which related to expected purchases of gold and silver, were in a gain position of $12 million and had a notional value of $108 million. A 10% appreciation or depreciation of the price of a troy ounce of gold and a troy ounce of silver from the September 30, 2011 prices would have changed the unrealized value of our forward contracts by $21 million. A 10% appreciation or depreciation of the price of a troy ounce of gold and a troy ounce of silver from the September 24, 2010 prices would have changed the unrealized value of our forward contracts by $12 million.

See Note 14 to the Consolidated Financial Statements for additional information on financial instruments.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of September 30, 2011. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were effective as of September 30, 2011.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our internal control over financial reporting based on the framework in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded our internal control over financial reporting was effective as of September 30, 2011.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on our internal control over financial reporting as of September 30, 2011, which is included in this Annual Report.

Changes in Internal Control Over Financial Reporting

During the quarter ended September 30, 2011, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ADC Acquisition

We acquired ADC on December 8, 2010. We have extended our annual assessment of the effectiveness of the internal controls over financial reporting and our Management's Report on Internal Control over Financial Reporting as of September 30, 2011 to include ADC.

(This page intentionally left blank.)

TE CONNECTIVITY LTD.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of TE Connectivity Ltd.:

We have audited the accompanying consolidated balance sheets of TE Connectivity Ltd. and subsidiaries (the "Company") as of September 30, 2011 and September 24, 2010, and the related consolidated statements of operations, equity, and cash flows for each of the three fiscal years in the period ended September 30, 2011. Our audits also included the financial statement schedule listed in the Index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2011 and September 24, 2010, and the results of its operations and its cash flows for each of the three fiscal years in the period ended September 30, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 30, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 18, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
November 18, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of TE Connectivity Ltd.:

We have audited the internal control over financial reporting of TE Connectivity Ltd. and subsidiaries (the "Company") as of September 30, 2011, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2011, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule of the Company as of and for the fiscal year ended September 30, 2011, and our report dated November 18, 2011 expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
November 18, 2011

TE CONNECTIVITY LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

Fiscal Years Ended September 30, 2011, September 24, 2010, and September 25, 2009

	Fiscal		
	2011	**2010**	**2009**
	(in millions, except per share data)		
Net sales	$14,312	$12,070	$10,256
Cost of sales	9,890	8,293	7,720
Gross margin	4,422	3,777	2,536
Selling, general, and administrative expenses	1,780	1,538	1,408
Research, development, and engineering expenses	733	585	536
Acquisition and integration costs	19	8	—
Restructuring and other charges, net	149	137	375
Pre-separation litigation charges (income), net	—	(7)	144
Impairment of goodwill	—	—	3,547
Operating income (loss)	1,741	1,516	(3,474)
Interest income	22	20	17
Interest expense	(161)	(155)	(165)
Other income (expense), net	27	177	(48)
Income (loss) from continuing operations before income taxes	1,629	1,558	(3,670)
Income tax (expense) benefit	(376)	(493)	567
Income (loss) from continuing operations	1,253	1,065	(3,103)
Income (loss) from discontinued operations, net of income taxes	(3)	44	(156)
Net income (loss)	1,250	1,109	(3,259)
Less: net income attributable to noncontrolling interests	(5)	(6)	(6)
Net income (loss) attributable to TE Connectivity Ltd.	$ 1,245	$ 1,103	$(3,265)
Amounts attributable to TE Connectivity Ltd.:			
Income (loss) from continuing operations	$ 1,248	$ 1,059	$(3,109)
Income (loss) from discontinued operations	(3)	44	(156)
Net income (loss)	$ 1,245	$ 1,103	$(3,265)
Basic earnings (loss) per share attributable to TE Connectivity Ltd.:			
Income (loss) from continuing operations	$ 2.85	$ 2.34	$ (6.77)
Income (loss) from discontinued operations	(0.01)	0.09	(0.34)
Net income (loss)	$ 2.84	$ 2.43	$ (7.11)
Diluted earnings (loss) per share attributable to TE Connectivity Ltd.:			
Income (loss) from continuing operations	$ 2.82	$ 2.32	$ (6.77)
Income (loss) from discontinued operations	(0.01)	0.09	(0.34)
Net income (loss)	$ 2.81	$ 2.41	$ (7.11)
Dividends and cash distributions paid per common share of TE Connectivity Ltd.	$ 0.68	$ 0.64	$ 0.64
Weighted-average number of shares outstanding:			
Basic	438	453	459
Diluted	443	457	459

See Notes to Consolidated Financial Statements.

TE CONNECTIVITY LTD.
CONSOLIDATED BALANCE SHEETS
As of September 30, 2011 and September 24, 2010

	Fiscal 2011	Fiscal 2010
	(in millions, except share data)	
Assets		
Current Assets:		
Cash and cash equivalents	$ 1,219	$ 1,990
Accounts receivable, net of allowance for doubtful accounts of $39 and $44, respectively	2,425	2,259
Inventories	1,939	1,583
Prepaid expenses and other current assets	646	651
Deferred income taxes	403	248
Total current assets	6,632	6,731
Property, plant, and equipment, net	3,163	2,867
Goodwill	3,586	3,211
Intangible assets, net	655	392
Deferred income taxes	2,365	2,447
Receivable from Tyco International Ltd. and Covidien plc	1,066	1,127
Other assets	256	217
Total Assets	$17,723	$16,992
Liabilities and Equity		
Current Liabilities:		
Current maturities of long-term debt	$ 1	$ 106
Accounts payable	1,483	1,386
Accrued and other current liabilities	1,772	1,804
Deferred revenue	145	164
Total current liabilities	3,401	3,460
Long-term debt	2,668	2,307
Long-term pension and postretirement liabilities	1,204	1,280
Deferred income taxes	333	285
Income taxes	2,122	2,152
Other liabilities	511	452
Total Liabilities	10,239	9,936
Commitments and contingencies (Note 13)		
Equity:		
TE Connectivity Ltd. Shareholders' Equity:		
Common shares, 463,080,684 shares authorized and issued, CHF 1.37 par value, at September 30, 2011; 468,215,574 shares authorized and issued, CHF 1.73 par value, at September 24, 2010	593	599
Contributed surplus	7,604	8,085
Accumulated earnings (deficit)	84	(1,161)
Treasury shares, at cost, 39,303,550 and 24,845,929 shares, respectively	(1,235)	(721)
Accumulated other comprehensive income	428	246
Total TE Connectivity Ltd. shareholders' equity	7,474	7,048
Noncontrolling interests	10	8
Total Equity	7,484	7,056
Total Liabilities and Equity	$17,723	$16,992

See Notes to Consolidated Financial Statements.

TE CONNECTIVITY LTD.

CONSOLIDATED STATEMENTS OF EQUITY

Fiscal Years Ended September 30, 2011, September 24, 2010, and September 25, 2009

	Common Shares		Treasury Shares								
	Shares	Amount	Shares	Amount	Share Premium	Contributed Surplus	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income	TE Connectivity Ltd. Shareholders' Equity	Non-controlling Interests	Total Equity
						(in millions)					
Balance at September 26, 2008	500	$ 100	(37)	$(1,264)	$ 61	$10,076	$ 1,160	$ 929	$11,062	$ 10	$11,072
Adoption of provisions of ASC 715-60, *Defined Benefit Plans—Other Postretirement*, related to the accounting for collateral assignment split-dollar life insurance arrangements	—	—	—	—	—	—	(5)	—	(5)	—	(5)
Comprehensive loss:											
Net loss	—	—	—	—	—	—	(3,265)	—	(3,265)	6	(3,259)
Currency translation	—	—	—	—	—	—	—	(206)	(206)	—	(206)
Adjustments to unrecognized pension and postretirement benefit costs, including a gain of $2 million related to adoption of measurement date provisions of ASC 715, *Compensation—Retirement Benefits*, net of income taxes	—	—	—	—	—	—	—	(279)	(279)	—	(279)
Gain on cash flow hedges	—	—	—	—	—	—	—	11	11	—	11
Total comprehensive loss									(3,739)		(3,733)
Change of Domicile:											
Reverse share split and issuance of fully paid up shares	—	1,101	—	—	—	(1,101)	—	—	—	—	—
Cancellations of common shares held in treasury	(32)	(77)	32	1,018	—	(941)	—	—	—	—	—
Reallocation of share premium to contributed surplus	—	—	—	—	(61)	61	—	—	—	—	—
Adoption of measurement date provisions of ASC 715, *Compensation—Retirement Benefits*, net of income taxes	—	—	—	—	—	—	(7)	—	(7)	—	(7)
Share-based compensation expense	—	—	—	—	—	52	—	—	52	—	52
Dividends declared and distributions approved	—	(75)	—	2	—	—	(147)	—	(220)	—	(220)
Exercise of share options	—	—	—	1	—	—	—	—	1	—	1
Restricted share award vestings and other activity	—	—	2	19	—	(20)	—	—	(1)	—	(1)
Adjustment for pre-separation tax matters	—	—	—	—	—	(22)	—	—	(22)	—	(22)
Repurchase of common shares	—	—	(6)	(125)	—	—	—	—	(125)	—	(125)
Dividends to noncontrolling interests	—	—	—	—	—	—	—	—	—	(6)	(6)
Balance at September 25, 2009	468	1,049	(9)	(349)	—	8,105	(2,264)	455	6,996	10	7,006
Comprehensive income:											
Net income	—	—	—	—	—	—	1,103	—	1,103	6	1,109
Currency translation	—	—	—	—	—	—	—	(84)	(84)	—	(84)
Adjustments to unrecognized pension and postretirement benefit costs, net of income taxes	—	—	—	—	—	—	—	(130)	(130)	—	(130)
Gain on cash flow hedges	—	—	—	—	—	—	—	5	5	—	5
Total comprehensive income									894		900
Share-based compensation expense	—	—	—	—	—	63	—	—	63	—	63
Distributions approved	—	(450)	—	19	—	—	—	—	(431)	—	(431)
Exercise of share options	—	—	1	12	—	—	—	—	12	—	12
Restricted share award vestings and other activity	—	—	1	85	—	(83)	—	—	2	—	2
Repurchase of common shares	—	—	(18)	(488)	—	—	—	—	(488)	—	(488)
Dividends to noncontrolling interests	—	—	—	—	—	—	—	—	—	(8)	(8)
Balance at September 24, 2010	468	$ 599	(25)	$ (721)	$ —	$ 8,085	$(1,161)	$ 246	$ 7,048	$ 8	$ 7,056

TE CONNECTIVITY LTD.

CONSOLIDATED STATEMENTS OF EQUITY (Continued)

Fiscal Years Ended September 30, 2011, September 24, 2010, and September 25, 2009

	Common Shares		Treasury Shares						TE Connectivity Ltd.		
	Shares	Amount	Shares	Amount	Share Premium	Contributed Surplus	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income	Shareholders' Equity	Non-controlling Interests	Total Equity
						(in millions)					
Balance at September 24, 2010	468	$ 599	(25)	$ (721)	$ —	$ 8,085	$(1,161)	$ 246	$ 7,048	$ 8	$ 7,056
Comprehensive income:											
Net income	—	—	—	—	—	—	1,245	—	1,245	5	1,250
Currency translation	—	—	—	—	—	—	—	50	50	—	50
Adjustments to unrecognized pension and postretirement benefit costs, net of income taxes	—	—	—	—	—	—	—	152	152	—	152
Loss on cash flow hedges	—	—	—	—	—	—	—	(20)	(20)	—	(20)
Total comprehensive income									1,427		1,432
Share-based compensation expense	—	—	—	—	—	73	—	—	73	—	73
Dividends and distributions approved	—	—	—	—	—	(308)	—	—	(308)	—	(308)
Exercise of share options	—	—	4	80	—	—	—	—	80	—	80
Restricted share award vestings and other activity	—	—	2	132	—	(111)	—	—	21	4	25
Repurchase of common shares	—	—	(25)	(867)	—	—	—	—	(867)	—	(867)
Cancellation of treasury shares	(5)	(6)	5	141	—	(135)	—	—	—	—	—
Dividends to noncontrolling interests	—	—	—	—	—	—	—	—	—	(7)	(7)
Balance at September 30, 2011	463	$ 593	(39)	$(1,235)	$ —	$ 7,604	$ 84	$ 428	$ 7,474	$ 10	$ 7,484

See Notes to Consolidated Financial Statements.

TE CONNECTIVITY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Fiscal Years Ended September 30, 2011, September 24, 2010, and September 25, 2009

	Fiscal		
	2011	2010	2009
	(in millions)		
Cash Flows From Operating Activities:			
Net income (loss)	$ 1,250	$1,109	$(3,259)
(Income) loss from discontinued operations, net of income taxes	3	(44)	156
Income (loss) from continuing operations	1,253	1,065	(3,103)
Adjustments to reconcile net cash provided by operating activities:			
Non-cash restructuring and other charges, net	9	17	49
Impairment of goodwill	—	—	3,547
Loss on divestitures	—	43	7
Depreciation and amortization	574	520	515
Deferred income taxes	109	35	(574)
Provision for losses on accounts receivable and inventories	19	(4)	74
Tax sharing (income) expense	(27)	(163)	68
Share-based compensation expense	73	63	50
Other	(11)	12	(10)
Changes in assets and liabilities, net of the effects of acquisitions and divestitures:			
Accounts receivable, net	34	(323)	651
Inventories	(241)	(213)	638
Inventoried costs on long-term contracts	32	36	(4)
Prepaid expenses and other current assets	185	(25)	184
Accounts payable	(48)	317	(420)
Accrued and other current liabilities	(224)	77	(124)
Income taxes	(31)	302	(115)
Deferred revenue	(28)	(38)	(7)
Long-term pension and postretirement liabilities	75	(25)	(33)
Other	26	(17)	(15)
Net cash provided by continuing operating activities	1,779	1,679	1,378
Net cash used in discontinued operating activities	—	—	(49)
Net cash provided by operating activities	1,779	1,679	1,329
Cash Flows From Investing Activities:			
Capital expenditures	(581)	(385)	(328)
Proceeds from sale of property, plant, and equipment	65	16	13
Proceeds from sale of intangible assets	68	—	—
Proceeds from sale of short-term investments	155	1	—
Acquisition of businesses, net of cash acquired	(731)	(93)	—
Payment of acquisition-related earn-out liabilities	(15)	—	(1)
Proceeds from divestiture of discontinued operations, net of cash retained by operations sold	—	—	693
Proceeds from divestiture of businesses, net of cash retained by businesses sold	—	15	17
Other	—	4	—
Net cash provided by (used in) continuing investing activities	(1,039)	(442)	394
Net cash used in discontinued investing activities	(4)	—	(3)
Net cash provided by (used in) investing activities	(1,043)	(442)	391
Cash Flows From Financing Activities:			
Net increase (decrease) in commercial paper	(100)	100	(649)
Proceeds from long-term debt	249	—	448
Repayment of long-term debt	(565)	(100)	(602)
Proceeds from exercise of share options	80	12	1
Repurchase of common shares	(865)	(488)	(152)
Payment of common share dividends and cash distributions to shareholders	(296)	(289)	(294)
Transfers to discontinued operations	(4)	—	(56)
Other	(15)	(14)	(6)
Net cash used in continuing financing activities	(1,516)	(779)	(1,310)
Net cash provided by discontinued financing activities	4	—	56
Net cash used in financing activities	(1,512)	(779)	(1,254)
Effect of currency translation on cash	5	11	(31)
Net increase (decrease) in cash and cash equivalents	(771)	469	435
Less: net increase in cash and cash equivalents related to discontinued operations	—	—	(4)
Cash and cash equivalents at beginning of fiscal year	1,990	1,521	1,090
Cash and cash equivalents at end of fiscal year	$ 1,219	$1,990	$ 1,521
Supplemental Cash Flow Information:			
Interest paid	$ 162	$ 149	$ 163
Income taxes paid, net of refunds	299	156	121

See Notes to Consolidated Financial Statements.

TE CONNECTIVITY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

TE Connectivity Ltd. ("TE Connectivity" or the "Company," which may be referred to as "we," "us," or "our") is a global company that designs and manufactures approximately 500,000 products that connect and protect the flow of power and data inside millions of products used by consumers and industries. We partner with customers in a broad array of industries from consumer electronics, energy, and healthcare to automotive, aerospace, and communication networks.

Company Name Change

In March 2011, our shareholders approved an amendment to our articles of association to change our name from "Tyco Electronics Ltd." to "TE Connectivity Ltd." The name change was effective March 10, 2011. Our ticker symbol "TEL" on the New York Stock Exchange remained unchanged.

Change of Domicile

Effective June 25, 2009, we discontinued our existence as a Bermuda company as provided in Section 132G of the Companies Act of 1981 of Bermuda, as amended, and, in accordance with article 161 of the Swiss Federal Code on International Private Law, continued our existence as a Swiss corporation under articles 620 et seq. of the Swiss Code of Obligations (the "Change of Domicile"). The rights of holders of our shares are governed by Swiss law, our Swiss articles of association, and our Swiss organizational regulations.

The Separation

Tyco Electronics Ltd. was incorporated in Bermuda in fiscal 2000 as a wholly-owned subsidiary of then Bermuda-based Tyco International Ltd. ("Tyco International"). Effective June 29, 2007, we became the parent company of the former electronics businesses of Tyco International. On June 29, 2007, Tyco International distributed all of our shares, as well as its shares of its former healthcare businesses ("Covidien"), to its common shareholders (the "separation").

Basis of Presentation

The Consolidated Financial Statements reflect the consolidated operations of TE Connectivity Ltd. and its subsidiaries and have been prepared in United States Dollars in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the Consolidated Financial Statements in conformity with GAAP requires management to make use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Significant estimates in these Consolidated Financial Statements include restructuring and other charges, assets acquired and liabilities assumed, allowances for doubtful accounts receivable, estimates of future cash flows and discount rates associated with asset impairments, useful lives for depreciation and amortization, loss contingencies, net realizable value of inventories, estimated contract revenue and related costs, legal contingencies, tax reserves and deferred tax asset valuation allowances, and the determination of discount and other rate assumptions for pension and postretirement employee benefit expenses. Actual results could differ materially from these estimates.

1. Basis of Presentation (Continued)

Principles of Consolidation

We consolidate entities in which we own or control more than fifty percent of the voting shares or otherwise have the ability to control through similar rights. All intercompany transactions have been eliminated. The results of companies acquired or disposed of are included on the Consolidated Financial Statements from the effective date of acquisition or up to the date of disposal.

Description of the Business

We consist of three reportable segments:

- *Transportation Solutions.* The Transportation Solutions segment is a leader in electronic components, including connectors, relays, circuit protection devices, wire and cable, heat shrink tubing, and sensors, as well as application tooling and custom-engineered solutions for the automotive and aerospace, defense, and marine markets.
- *Communications and Industrial Solutions.* The Communications and Industrial Solutions segment is one of the world's largest suppliers of electronic components, including connectors, relays, touch screens, circuit protection devices, antennas, and heat shrink tubing. Our products are used primarily in the industrial machinery, data communications, household appliance, consumer devices, computer, and touch solutions markets.
- *Network Solutions.* The Network Solutions segment is one of the world's largest suppliers of infrastructure components and systems for the telecommunications and energy markets. Our products include connectors, heat shrink tubing, wire and cable, racks and panels, fiber optics, and wireless products. We are also a leader in developing, manufacturing, installing, and maintaining some of the world's most advanced subsea fiber optic communications systems.

Fiscal Year

Unless otherwise indicated, references in the Consolidated Financial Statements to fiscal 2011, fiscal 2010, and fiscal 2009 are to our fiscal years ended September 30, 2011, September 24, 2010, and September 25, 2009, respectively. Our fiscal year is a "52-53 week" year ending on the last Friday of September, such that each quarterly period is 13 weeks in length. For fiscal years in which there are 53 weeks, the fourth quarter reporting period will include 14 weeks. Fiscal 2011 was a 53 week year. Fiscal 2010 and 2009 were each 52 weeks in length.

Reclassifications

We have reclassified certain items on our Consolidated Financial Statements to conform to the current year presentation.

2. Summary of Significant Accounting Policies

Revenue Recognition

Our revenues are generated principally from the sale of our products. Revenue from the sale of products is recognized at the time title and the risks and rewards of ownership pass to the customer. This generally occurs when the products reach the free-on-board shipping point, the sales price is fixed

2. Summary of Significant Accounting Policies (Continued)

and determinable, and collection is reasonably assured. For those items where title has not yet transferred, we have deferred the recognition of revenue.

Contract revenues for construction related projects are recorded primarily on the percentage-of-completion method. Profits recognized on contracts in process are based upon estimated contract revenue and related cost to complete. Percentage-of-completion is measured based on the ratio of actual costs incurred to total estimated costs. Revisions in cost estimates as contracts progress have the effect of increasing or decreasing profits in the current period. Provisions for anticipated losses are made in the period in which they first become determinable. In addition, provisions for credit losses related to construction related projects are recorded as reductions of revenue in the period in which they first become determinable. Contract revenues for construction related projects are generated primarily in the Network Solutions segment.

We generally warrant that our products will conform to our or mutually agreed to specifications and that our products will be free from material defects in materials and workmanship for a limited time. We limit our warranty to the replacement or repair of defective parts or a refund or credit of the price of the defective product. We accept returned goods only when the customer makes a verified claim and we have authorized the return. Returns result primarily from defective products or shipping discrepancies. A reserve for estimated returns is established at the time of sale based on historical return experience and is recorded as a reduction of sales.

Additionally, certain of our long-term contracts in the Network Solutions segment have warranty obligations. Estimated warranty costs for each contract are determined based on the contract terms and technology-specific considerations. These costs are included in total estimated contract costs and are accrued over the construction period of the respective contracts under percentage-of-completion accounting.

We provide certain distributors with an inventory allowance for returns or scrap equal to a percentage of qualified purchases. A reserve for estimated returns and scrap allowances is established at the time of the sale based on a fixed percentage of sales to distributors authorized and agreed to by us and is recorded as a reduction of sales.

Other allowances include customer quantity and price discrepancies. A reserve for other allowances is generally established at the time of sale based on historical experience and is recorded as a reduction of sales. We believe we can reasonably and reliably estimate the amounts of future allowances.

Research and Development

Research and development expenditures are expensed when incurred and are included in research, development, and engineering expenses. Research and development expenses include salaries, direct costs incurred, and building and overhead expenses. The amounts expensed in fiscal 2011, 2010, and 2009 were $624 million, $482 million, and $439 million, respectively.

Cash and Cash Equivalents

All highly liquid investments purchased with maturities of three months or less from the time of purchase are considered to be cash equivalents.

2. Summary of Significant Accounting Policies (Continued)

Allowance for Doubtful Accounts

The allowance for doubtful accounts receivable reflects the best estimate of probable losses inherent in our outstanding receivables based on fixed percentages applied to aging categories, specific allowances for known troubled accounts, and other currently available information.

Inventories

Inventories are recorded at the lower of cost (first-in, first-out) or market value, except for inventoried costs which are costs incurred in the performance of long-term contracts primarily by the Network Solutions segment.

Property, Plant, and Equipment, Net and Long-Lived Assets

Property, plant, and equipment is recorded at cost less accumulated depreciation. Maintenance and repair expenditures are charged to expense when incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets as follows:

Buildings and related improvements	5 to 40 years
Leasehold improvements	Lesser of remaining term of the lease or economic useful life
Machinery and equipment	1 to 15 years

We periodically evaluate, when events and circumstances warrant, the net realizable value of long-lived assets, including property, plant, and equipment and amortizable intangible assets, relying on a number of factors including operating results, business plans, economic projections, and anticipated future cash flows. When indicators of potential impairment are present, the carrying values of the asset group are evaluated in relation to the operating performance and estimated future undiscounted cash flows of the underlying asset group. Impairment in the carrying value of an asset group is recognized whenever anticipated future undiscounted cash flows from an asset group are estimated to be less than its carrying value. The amount of impairment recognized is the difference between the carrying value of the asset group and its fair value. Fair value estimates are based on assumptions concerning the amount and timing of estimated future cash flows and discount rates, reflecting varying degrees of perceived risk.

Goodwill and Other Intangible Assets

Intangible assets acquired include both those that have a determinable life and residual goodwill. Intangible assets with a determinable life include primarily intellectual property consisting of patents, trademarks, and unpatented technology with estimates of recoverability ranging from 1 to 50 years that are amortized generally on a straight-line basis. See Note 9 for additional information regarding intangible assets. An evaluation of the remaining useful life of intangible assets with a determinable life is performed on a periodic basis and when events and circumstances warrant an evaluation. We assess intangible assets with a determinable life for impairment consistent with our policy for assessing other long-lived assets. Goodwill is assessed for impairment separately from other intangible assets with a determinable life by comparing the carrying value of each reporting unit to its fair value on the first day of the fourth fiscal quarter of each year or whenever we believe a triggering event requiring a more frequent assessment has occurred. In assessing the existence of a triggering event, management relies

2. Summary of Significant Accounting Policies (Continued)

on a number of reporting unit specific factors including operating results, business plans, economic projections, anticipated future cash flows, transactions, and market place data. There are inherent uncertainties related to these factors and management's judgment in applying them to the analysis of goodwill impairment.

At fiscal year end 2011, we had 10 reporting units, of which 8 contained goodwill. See Note 8 for information regarding goodwill impairment testing. When changes occur in the composition of one or more operating segments or reporting units, goodwill is reassigned to the reporting units affected based on their relative fair values.

When testing for goodwill impairment, we perform a step I goodwill impairment test to identify a potential impairment. In doing so, we compare the fair value of a reporting unit with its carrying amount. If the carrying amount of a reporting unit exceeds its fair value, goodwill may be impaired and a step II goodwill impairment test is performed to measure the amount of any impairment loss. In the step II goodwill impairment test, we compare the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. We allocate the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the value of a reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill.

Estimates about fair value used in the step I goodwill impairment tests have been calculated using an income approach based on the present value of future cash flows of each reporting unit. The income approach has been generally supported by additional market transaction and guideline analyses. These approaches incorporate a number of assumptions including future growth rates, discount rates, income tax rates, and market activity in assessing fair value and are reporting unit specific. Changes in economic and operating conditions impacting these assumptions could result in goodwill impairments in future periods.

Income Taxes

Income taxes are computed in accordance with the provisions of Accounting Standards Codification ("ASC") 740, *Income Taxes*. The benefits of a consolidated return have been reflected where such returns have or could be filed based on the entities and jurisdictions included in the Consolidated Financial Statements. Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected on the Consolidated Financial Statements. Deferred tax liabilities and assets are determined based on the differences between the book and tax bases of particular assets and liabilities and operating loss carryforwards using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Financial Instruments

Our financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, debt, and derivative financial instruments. The fair value of cash and cash

2. Summary of Significant Accounting Policies (Continued)

equivalents, accounts receivable, and accounts payable approximated book value as of September 30, 2011 and September 24, 2010. See Note 11 for disclosure of the fair value of debt, Note 14 for disclosures related to derivative financial instruments, and Note 15 for additional information on fair value measurements.

We account for derivative financial instrument contracts on our Consolidated Balance Sheets at fair value. For instruments not designated as hedges under ASC 815, *Derivatives and Hedging*, the changes in the instruments' fair value are recognized currently in earnings. For instruments designated as cash flow hedges, the effective portion of changes in the fair value of a derivative is recorded in other comprehensive income and reclassified into earnings in the same period or periods during which the underlying hedged item affects earnings. Ineffective portions, including amounts excluded from the hedging relationship, of a cash flow hedge are recognized currently in earnings. Changes in the fair value of instruments designated as fair value hedges affect the carrying value of the asset or liability hedged, with changes in both the derivative instrument and the hedged asset or liability being recognized in earnings.

We determine the fair value of our financial instruments by using methods and assumptions that are based on market conditions and risks existing at each balance sheet date. Standard market conventions are used to determine the fair value of financial instruments, including derivatives.

The cash flows related to derivative financial instruments are reported in the operating activities section of the Consolidated Statements of Cash Flows.

Our derivative financial instruments present certain market and counterparty risks; however, concentration of counterparty risk is mitigated as we deal with financial institutions worldwide, substantially all of which have long-term Standard & Poor's, Moody's, and/or Fitch credit ratings of A/A2 or higher. In addition, only conventional derivative financial instruments are utilized. We are exposed to potential losses if a counterparty fails to perform according to the terms of its agreement. With respect to counterparty net asset positions recognized at September 30, 2011, we have assessed the likelihood of counterparty default as remote. We currently provide guarantees from a wholly-owned subsidiary to the counterparties to our commodity swap derivatives. The likelihood of performance on those guarantees has been assessed as remote. For all other derivative financial instruments that we enter into at this time, we are not required to provide, nor do we require counterparties to provide, collateral or other security.

Pension and Postretirement Benefits

The funded status of our defined benefit pension and postretirement benefit plans is recognized on the Consolidated Balance Sheets. The funded status is measured as the difference between the fair value of plan assets and the benefit obligation at the measurement date. For defined benefit pension plans, the benefit obligation is the projected benefit obligation, which represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels. For the postretirement benefit plans, the benefit obligation is the accumulated postretirement benefit obligation, which represents the actuarial present value of postretirement benefits attributed to employee services already rendered. The fair value of plan assets represents the current market value of cumulative company and participant contributions made to irrevocable trust funds, held for the sole benefit of participants, which are invested by the trust funds. Mandatory contribution amounts are

2. Summary of Significant Accounting Policies (Continued)

actuarially determined; voluntary contributions are at our discretion. The benefits under pension and postretirement plans are based on various factors, such as years of service and compensation.

Net periodic pension benefit cost is based on the utilization of the projected unit credit method of calculation and is charged to earnings on a systematic basis over the expected average remaining service lives of current participants.

The measurement of benefit obligations and net periodic benefit cost is based on estimates and assumptions determined by our management. These valuations reflect the terms of the plans and use participant-specific information such as compensation, age, and years of service, as well as certain assumptions, including estimates of discount rates, expected return on plan assets, rate of compensation increases, interest crediting rates, and mortality rates.

Share-Based Compensation

We determine the fair value of share awards on the date of grant. Share options are valued using the Black-Scholes-Merton valuation model; restricted share awards are valued using the end-of-day share price of TE Connectivity on the date of grant. That fair value is expensed ratably over the expected service period, with an allowance made for estimated forfeitures based on historical employee activity. See Note 22 for additional information related to share-based compensation.

Currency Translation

For our non-U.S. Dollar functional currency subsidiaries, assets and liabilities are translated into U.S. Dollars using fiscal year end exchange rates. Sales and expenses are translated at the average exchange rates in effect during the fiscal year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive income within equity.

Gains and losses resulting from foreign currency transactions, which are included in earnings, were immaterial in fiscal 2011 and 2010. Such losses were $71 million during fiscal 2009.

Acquisitions

We account for acquired businesses using the acquisition method of accounting. The acquisition method of accounting for acquired businesses requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. We allocate the purchase price of acquired businesses to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase price over the identifiable assets acquired and liabilities assumed is recorded as goodwill. We may engage independent third-party appraisal firms to assist us in determining the fair values of assets acquired and liabilities assumed. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. We include the results of operations of an acquired company in our Consolidated Statement of Operations from the date of acquisition.

Recently Adopted Accounting Pronouncements

In December 2010, the Financial Accounting Standards Board ("FASB") issued an update to guidance in ASC 805, *Business Combinations*, that clarifies the disclosure requirements for pro forma presentation of revenue and earnings related to a business combination. We elected to early adopt this

2. Summary of Significant Accounting Policies (Continued)

guidance during the first quarter of fiscal 2011. Adoption did not have a material impact on our Consolidated Financial Statements.

In June 2009, the FASB issued updates to guidance in ASC 810, *Consolidation*, that address accounting for variable interest entities. We adopted these updates to ASC 810 in the first quarter of fiscal 2011. Adoption did not have a material impact on our Consolidated Financial Statements.

Recently Issued Accounting Pronouncements

In September 2011, the FASB issued an update to guidance in ASC 350, *Intangibles—Goodwill and Other*, that introduces the use of qualitative factors when considering the need to perform a step I goodwill impairment test on one of our reporting units. If we conclude that qualitative factors indicate that it is more likely than not that a reporting unit's fair value exceeds its carrying value, we do not need to perform a step I goodwill impairment test on that reporting unit. This update to ASC 350 is effective for us in fiscal 2013; however, we intend to early adopt the standard during fiscal 2012. Adoption is not expected to have a material impact on our Consolidated Financial Statements.

In June 2011, the FASB issued an update to guidance in ASC 220, *Comprehensive Income*, that changes the presentation and disclosure requirements of comprehensive income in interim and annual financial statements. These updates to ASC 220 are effective for us in the first quarter of fiscal 2013. Adoption is not expected to have a material impact on our Consolidated Financial Statements.

In May 2011, the FASB issued an update to guidance in ASC 820, *Fair Value Measurement*, that clarifies the application of fair value and enhances disclosure regarding valuation of financial instruments and level 3 fair value measurement inputs. These updates to ASC 820 are effective for us in the second quarter of fiscal 2012. Adoption is not expected to have a material impact on our Consolidated Financial Statements.

3. Restructuring and Other Charges, Net

Restructuring and other charges consisted of the following during fiscal 2011, 2010, and 2009:

	Fiscal		
	2011	2010	2009
	(in millions)		
Restructuring and related charges, net	$149	$ 82	$354
Loss on divestitures	—	43	7
Impairment of long-lived assets	—	12	14
	$149	$137	$375

3. Restructuring and Other Charges, Net (Continued)

Restructuring and Related Charges, Net

Charges to operations by segment during fiscal 2011, 2010, and 2009 were as follows:

	Fiscal		
	2011	2010	2009
	(in millions)		
Transportation Solutions	$(14)	$53	$169
Communications and Industrial Solutions	76	20	131
Network Solutions	87	6	52
	149	79	352
Less: credits in cost of sales	—	3	2
Restructuring and related charges, net	$149	$82	$354

Amounts recognized on the Consolidated Statements of Operations during fiscal 2011, 2010, and 2009 were as follows:

	Fiscal		
	2011	2010	2009
	(in millions)		
Cash charges	$140	$74	$317
Non-cash charges	9	5	35
	149	79	352
Less: credits in cost of sales	—	3	2
Restructuring and related charges, net	$149	$82	$354

3. Restructuring and Other Charges, Net (Continued)

Restructuring and Related Cash Charges

Activity in our restructuring reserves during fiscal 2011, 2010, and 2009 is summarized as follows:

	Balance at Beginning of Fiscal Year	Charges	Utilization	Changes in Estimate	Currency Translation and Other	Balance at End of Fiscal Year
			(in millions)			
Fiscal 2011 Activity:						
Fiscal 2011 Actions						
Employee severance	$ —	$169	$ (63)	$ (4)	$ 9	$111
Facilities exit costs	—	1	(3)	—	6	4
Other	—	2	(1)	—	—	1
Total	—	172	(67)	(4)	15(1)	116
Fiscal 2010 Actions						
Employee severance	42	—	(17)	(15)	2	12
Facilities exit costs	1	—	(1)	—	—	—
Other	2	1	—	(2)	—	1
Total	45	1	(18)	(17)	2	13
Fiscal 2009 Actions						
Employee severance	28	—	(11)	(11)	—	6
Facilities exit costs	2	1	(3)	—	—	—
Other	1	3	(3)	(1)	—	—
Total	31	4	(17)	(12)	—	6
Pre-Fiscal 2009 Actions						
Employee severance	27	1	(10)	(4)	1	15
Facilities exit costs	38	2	(10)	—	1	31
Other	4	—	—	(3)	—	1
Total	69	3	(20)	(7)	2	47
Total fiscal 2011 activity	$145	$180	$(122)	$(40)	$19	$182

3. Restructuring and Other Charges, Net (Continued)

	Balance at Beginning of Fiscal Year	Charges	Utilization	Changes in Estimate	Currency Translation and Other	Balance at End of Fiscal Year
			(in millions)			
Fiscal 2010 Activity:						
Fiscal 2010 Actions						
Employee severance	$ —	$ 53	$ (9)	$ 1	$(3)	$ 42
Facilities exit costs	—	8	(14)	—	7(2)	1
Other	—	2	—	—	—	2
Total	—	63	(23)	1	4	45
Fiscal 2009 Actions						
Employee severance	116	—	(69)	(13)	(6)	28
Facilities exit costs	3	6	(7)	—	—	2
Other	1	10	(10)	—	—	1
Total	120	16	(86)	(13)	(6)	31
Pre-Fiscal 2009 Actions						
Employee severance	91	2	(62)	—	(4)	27
Facilities exit costs	51	4	(14)	(1)	(2)	38
Other	8	3	(5)	(1)	(1)	4
Total	150	9	(81)	(2)	(7)	69
Total fiscal 2010 activity	$270	$ 88	$(190)	$(14)	$ (9)	$145
Fiscal 2009 Activity:						
Fiscal 2009 Actions						
Employee severance	$ —	$247	$(138)	$ (3)	$10	$116
Facilities exit costs	—	6	(3)	—	—	3
Other	—	5	(4)	—	—	1
Total	—	258	(145)	(3)	10	120
Pre-Fiscal 2009 Actions						
Employee severance	149	—	(80)	27	(5)	91
Facilities exit costs	58	20	(25)	—	(2)	51
Other	4	15	(10)	—	(1)	8
Total	211	35	(115)	27	(8)	150
Total fiscal 2009 activity	$211	$293	$(260)	$ 24	$ 2	$270

(1) Includes $16 million of ADC liabilities assumed.

(2) Reflects reclassification of $7 million lease obligation from other reserves to restructuring reserves.

Fiscal 2011 Actions

We initiated restructuring programs during fiscal 2011 which were primarily associated with the acquisition of ADC and related headcount reductions in the Network Solutions segment. Additionally,

3. Restructuring and Other Charges, Net (Continued)

we increased reductions in force as a result of current economic conditions, primarily in the Communications and Industrial Solutions segment. In connection with these actions, during fiscal 2011, we recorded net restructuring charges of $168 million primarily related to employee severance and benefits. We expect to complete all restructuring activities commenced in fiscal 2011 by the end of fiscal year 2012 and to incur additional charges of approximately $6 million, primarily in the Communications and Industrial Solutions segment. Cash spending related to this plan was $67 million in fiscal 2011. We expect cash spending to be approximately $103 million and $16 million in fiscal 2012 and 2013, respectively.

During fiscal 2011, in connection with the acquisition of ADC, we assumed $16 million of liabilities related to employee severance and exited lease facilities which have been included in the Network Solutions segment. We expect to incur additional charges of $2 million relating to these actions.

The following table summarizes costs incurred for fiscal 2011 actions by segment:

	Fiscal 2011
	(in millions)
Transportation Solutions	$ 8
Communications and Industrial Solutions	79
Network Solutions	81
Total	$168

Fiscal 2010 Actions

We initiated restructuring programs during fiscal 2010 primarily relating to headcount reductions in the Transportation Solutions segment. In connection with these actions, during fiscal 2011 and 2010, we recorded net restructuring credits of $16 million and charges of $64 million, respectively, primarily related to employee severance and benefits. The credits in fiscal 2011 related primarily to decreases in planned employee headcount reductions associated with the Transportation Solutions segment. We have completed all restructuring activities commenced in fiscal 2010. Cash spending related to this plan was $18 million in fiscal 2011, and we expect cash spending to be approximately $12 million in fiscal 2012.

The following table summarizes costs incurred for fiscal 2010 actions by segment:

	Fiscal	
	2011	2010
	(in millions)	
Transportation Solutions	$(15)	$42
Communications and Industrial Solutions	(1)	17
Network Solutions	—	5
Total	$(16)	$64

Fiscal 2009 Actions

We initiated restructuring programs during fiscal 2009 primarily relating to headcount reductions and manufacturing site closures across all segments in response to economic conditions and

3. Restructuring and Other Charges, Net (Continued)

implementation of our manufacturing simplification plan. In connection with these actions, during fiscal 2011, 2010, and 2009, we recorded net restructuring credits of $8 million, charges of $3 million, and charges of $255 million, respectively, primarily related to employee severance and benefits. The credits in fiscal 2011 related primarily to decreases in planned employee headcount reductions in the Communications and Industrial Solutions and Transportation Solutions segments. We have completed all restructuring activities commenced in fiscal 2009. Cash spending related to this plan was $17 million in fiscal 2011, and we expect cash spending to be approximately $6 million in fiscal 2012, with spending completed by fiscal 2013.

Pre-fiscal 2009 Actions

We initiated restructuring programs during fiscal 2008 primarily relating to the migration of product lines to lower-cost countries and the exit of certain manufacturing operations in the Transportation Solutions and Network Solutions segments. In connection with these actions, during fiscal 2011 and 2010, we recorded net restructuring credits of $5 million and charges of $6 million, respectively. Also, during fiscal 2009, we recorded net restructuring charges of $55 million, primarily related to employee severance and benefits, including $31 million of changes in estimate primarily associated with the exit of a European manufacturing operation in the Transportation Solutions segment. We have completed all restructuring activities commenced in fiscal 2008.

During fiscal 2002, we recorded restructuring charges of $779 million primarily related to a significant downturn in the telecommunications industry and certain other end markets. These actions have been completed. As of fiscal year end 2011, the remaining restructuring reserves related to the fiscal 2002 actions were $31 million, relating to exited lease facilities in the Subsea Communications business in the Network Solutions segment. We expect that the remaining reserves will continue to be paid out over the expected terms of the obligations which range from one to fifteen years. During fiscal 2011, 2010, and 2009, we recorded restructuring charges of $1 million, $1 million, and $7 million, respectively, for interest accretion on these reserves.

Restructuring and Related Non-Cash Charges and Credits

During fiscal 2011, 2010, and 2009, we recorded non-cash charges of $9 million, $5 million and $35 million, respectively, primarily related to the accelerated depreciation of fixed assets in connection with exited manufacturing facilities and product lines.

Total Restructuring Reserves

Restructuring reserves by segment were as follows:

	Fiscal	
	2011	2010
	(in millions)	
Transportation Solutions	$ 32	$ 79
Communications and Industrial Solutions	72	19
Network Solutions	78	47
Restructuring reserves	$182	$145

3. Restructuring and Other Charges, Net (Continued)

Restructuring reserves were included on our Consolidated Balance Sheets as follows:

	Fiscal 2011	Fiscal 2010
	(in millions)	
Accrued and other current liabilities	$136	$115
Other liabilities	46	30
Restructuring reserves	$182	$145

Loss on Divestitures and Impairment of Long-Lived Assets

During fiscal 2010, we sold our mechatronics business for net cash proceeds of $3 million. This business designed and manufactured customer-specific components, primarily for the automotive industry, and generated sales of approximately $100 million in fiscal 2010. In connection with the sale, we recorded a pre-tax loss on sale of $41 million in the Transportation Solutions segment in fiscal 2010.

During fiscal 2009, our board of directors authorized management to pursue the divestiture of the Dulmison connectors and fittings product line which was part of our energy business in the Network Solutions segment. The product line generated sales of approximately $50 million in fiscal 2009. Based on an estimated sales price, we determined that the carrying value of the product line's assets and liabilities was in excess of its fair value. A pre-tax impairment charge of $12 million was recorded in fiscal 2009 to write the carrying value of the assets and liabilities down to fair value. During fiscal 2010, we completed the sale of the product line for net cash proceeds of $12 million. In connection with the divestiture, we recorded a pre-tax impairment charge related to long-lived assets and a pre-tax loss on sale totaling $13 million in fiscal 2010.

During fiscal 2009, we completed the sale of the Battery Systems business, which was part of the Communications and Industrial Solutions segment, for net cash proceeds of $14 million after working capital adjustments. The divestiture resulted in a pre-tax loss on sale of $7 million in fiscal 2009.

The loss on divestitures and impairment charges are presented in restructuring and other charges, net on the Consolidated Statements of Operations. We have presented the loss on divestitures, related long-lived asset impairments, and operations of the mechatronics business, Dulmison connectors and fittings product line, and Battery Systems business in continuing operations due to immateriality.

4. Discontinued Operations

In fiscal 2010, we recorded income from discontinued operations of $44 million primarily in connection with the favorable resolution of certain litigation contingencies related to the Printed Circuit Group business which was sold in fiscal 2007.

In fiscal 2009, we completed the sale of the Wireless Systems business for $664 million in net cash proceeds and recognized a pre-tax gain of $59 million on the transaction. Also, in fiscal 2009, we received additional cash proceeds of $29 million and recognized an additional pre-tax gain on sale of $4 million in connection with the finalization of working capital adjustments related to the sale of the Radio Frequency Components and Subsystem and Automotive Radar Sensors businesses which were sold in fiscal 2008.

4. Discontinued Operations (Continued)

The following table presents net sales, pre-tax income (loss) from operations, pre-tax gain (loss) on sale, and income tax (expense) benefit from discontinued operations for fiscal 2011, 2010, and 2009:

	Fiscal		
	2011	2010	2009
	(in millions)		
Net sales	$—	$—	$ 262
Pre-tax income (loss) from discontinued operations	$—	$44	$(135)
Pre-tax gain (loss) on sale of discontinued operations	(4)	—	63
Income tax (expense) benefit	1	—	(84)
Income (loss) from discontinued operations, net of income taxes	$(3)	$44	$(156)

Pre-tax loss from discontinued operations for fiscal 2009 included pre-tax charges of $111 million related to the Wireless Systems business's contract with the State of New York. See Note 13 for additional information regarding the State of New York contract. Income tax expense on discontinued operations for fiscal 2009 included $68 million relating to the impact of $319 million of goodwill written off in connection with the divestiture of the Wireless Systems business, for which a tax benefit was not fully realized, as well as $35 million of unfavorable adjustments to the estimated tax provision on the Power Systems business as a result of the finalization of the tax basis of assets sold upon the filing of the fiscal 2008 income tax returns.

The Wireless Systems, Radio Frequency Components and Subsystem, Automotive Radar Sensors, Power Systems, and Printed Circuit Group businesses met the held for sale and discontinued operations criteria and have been included in discontinued operations in all periods presented on our Consolidated Financial Statements. Prior to reclassification to held for sale and discontinued operations, the Wireless Systems, Radio Frequency Components and Subsystem, and Automotive Radar Sensors businesses were components of the former Wireless Systems segment. The Power Systems and Printed Circuit Group businesses were components of the former Other segment.

5. Acquisitions

Fiscal 2011 Acquisitions

In July 2010, we entered into an Agreement and Plan of Merger (the "Merger Agreement") to acquire 100% of the outstanding stock of ADC Telecommunications, Inc. ("ADC"), a provider of broadband communications network connectivity products and related solutions. Pursuant to the Merger Agreement, we commenced a tender offer through a subsidiary to purchase all of the issued and outstanding shares of ADC common stock at a purchase price of $12.75 per share in cash followed by a merger of the subsidiary with and into ADC, with ADC surviving as an indirect wholly-owned subsidiary. On December 8, 2010, we acquired 86.8% of the outstanding common shares of ADC. On December 9, 2010, we exercised our option under the Merger Agreement to purchase additional shares from ADC that, when combined with the shares purchased in the tender offer, were sufficient to give us ownership of more than 90% of the outstanding ADC common shares. On December 9, 2010, upon effecting a short-form merger under Minnesota law, we owned 100% of the outstanding shares of ADC for a total purchase price of approximately $1,263 million in cash (excluding cash acquired of

5. Acquisitions (Continued)

$546 million) and $22 million representing the fair value of ADC share-based awards exchanged for TE Connectivity share options and stock appreciation rights.

Based on the terms and conditions of ADC's share option and stock appreciation right ("SAR") awards (the "ADC Awards"), all ADC Awards became exercisable upon completion of the acquisition. Each outstanding ADC Award was exchanged for approximately 0.4 TE Connectivity share options or SARs and resulted in approximately 3 million TE Connectivity share options being issued with a weighted-average exercise price of $38.88. Issued SARs and the associated liability were insignificant. The fair value associated with the exchange of ADC Awards for TE Connectivity awards was approximately $24 million based on Black-Scholes-Merton pricing valuation model, of which $22 million was recorded as consideration given in the acquisition while the remaining $2 million was recorded as acquisition and integration costs on the Consolidated Statement of Operations during fiscal 2011.

The acquisition was made to accelerate our growth potential in the global broadband connectivity market. We have realized and expect additional cost savings and other synergies through operational efficiencies. ADC's businesses are reported as part of the Network Solutions segment from the date of acquisition.

The ADC acquisition was accounted for under the provisions of ASC 805, *Business Combinations*. We allocated the purchase price to tangible and identifiable intangible assets acquired and liabilities assumed based on their fair values. We completed the valuation of the identifiable assets acquired and liabilities assumed as of March 25, 2011.

5. Acquisitions (Continued)

The following table summarizes the allocation of the purchase price to the fair value of identifiable assets acquired and liabilities assumed at the date of acquisition, in accordance with the acquisition method of accounting:

	(in millions)
Cash and cash equivalents	$ 546
Short-term investments	155
Other current assets	540
Property, plant, and equipment	198
Goodwill	366
Intangible assets	308
Deferred income taxes	164
Other long-term assets	18
Total assets acquired	2,295
Current maturities of long-term debt	653
Other current liabilities	260
Long-term pension liabilities	74
Other long-term liabilities	19
Total liabilities assumed	1,006
Net assets acquired	1,289
Amounts attributable to noncontrolling interests	(4)
Conversion of ADC Awards to TE Connectivity share awards	(22)
Cash and cash equivalents acquired	(546)
Net cash paid	$ 717

Other current assets included trade accounts receivable of $171 million, inventories of $166 million, and deferred income taxes of $16 million. Other current assets also included assets held for sale of $109 million. Those assets were sold during the third quarter of fiscal 2011 for net proceeds of $111 million, of which approximately $106 million was received prior to September 30, 2011. Other current liabilities assumed were primarily comprised of accrued and other current liabilities of $165 million and trade accounts payable of $88 million.

The fair values assigned to intangible assets were determined through the use of the income approach, specifically the relief from royalty, multi-period excess earnings, and avoided cost methods. These valuation methods rely on management judgment, including expected future cash flows resulting from existing customer relationships, customer attrition rates, contributory effects of other assets utilized in the business, peer group cost of capital and royalty rates, and other factors. The valuation of tangible assets was derived using a combination of the income, market, and cost approaches. Significant judgments used in valuing tangible assets include estimated reproduction or replacement cost, useful lives of assets, estimated selling prices, costs to complete, and reasonable profit.

Useful lives for intangible assets were determined based upon the remaining useful economic lives of the intangible assets that are expected to contribute directly or indirectly to future cash flows.

5. Acquisitions (Continued)

Intangible assets acquired consisted of the following:

	Amount	Weighted-Average Amortization Period
	(in millions)	(in years)
Customer relationships	$175	11
Developed technology and patents	118	12
Customer order backlog	11	0.6
Trade names and trademarks	4	1.3
Total	$308	11

The acquired intangible assets are being amortized on a straight-line basis over their expected lives. The $366 million of goodwill is attributable to the excess of the purchase price over the fair value of the net tangible and intangible assets acquired and liabilities assumed. The goodwill recognized is attributable primarily to cost savings and other synergies related to operational efficiencies including the consolidation of manufacturing, marketing, and general and administrative functions. All of the goodwill has been allocated to the Network Solutions segment and is not deductible for tax purposes. However, prior to its merger with us, ADC completed certain acquisitions that resulted in goodwill deductible for U.S. tax purposes of approximately $346 million which we will deduct over the next ten years.

During the period from December 9, 2010 to September 30, 2011, ADC contributed net sales of $964 million and an operating loss of $59 million to our Consolidated Statements of Operations. The operating loss included restructuring charges of $82 million, charges of $41 million associated with the amortization of acquisition accounting-related fair value adjustments primarily related to acquired inventories and customer order backlog, integration costs of $10 million, and acquisition costs of $9 million.

The following unaudited pro forma financial information reflects our consolidated results of operations had the ADC acquisition occurred at the beginning of fiscal 2009.

	Pro Forma for Fiscal		
	2011	2010	2009
		(in millions)	
Net sales	$14,523	$13,227	$11,393
Net income (loss) attributable to TE Connectivity Ltd.	1,244	1,168	(3,790)

The pro forma financial information is based on our final allocation of the purchase price. The significant pro forma adjustments which are described below are net of income tax expense (benefit) at the statutory rate.

Pro forma results for fiscal 2011 were adjusted to exclude $15 million of share-based compensation expense incurred by ADC as a result of the change in control of ADC, $14 million of charges related to the amortization of fair value adjustments to acquisition-date inventories, $13 million of acquisition costs, $7 million of charges related to the amortization of acquired customer order backlog, $1 million of charges related to depreciation expense, and $1 million of charges related to other acquisition accounting-related adjustments.

5. Acquisitions (Continued)

Pro forma results for fiscal 2010 were adjusted to exclude $4 million of charges related to depreciation expense. In addition, pro forma results for fiscal 2010 were adjusted to include $1 million of charges related to the amortization of the fair value of acquired intangible assets.

Pro forma results for fiscal 2009 were adjusted to exclude $7 million of charges related to depreciation expense. In addition, pro forma results for fiscal 2009 were adjusted to include $14 million of charges related to the amortization of fair value adjustments to acquisition-date inventories, $7 million of charges related to the amortization of acquired customer order backlog, $4 million of charges related to the amortization of the fair value of acquired intangible assets, and $1 million of charges related to other acquisition accounting-related adjustments.

Pro forma results do not include any synergies or other benefits of the acquisition. Accordingly, the unaudited pro forma financial information is not necessarily indicative of either future results of operations or results that might have been achieved had the acquisition occurred at the beginning of fiscal 2009.

During the third quarter of fiscal 2011, we acquired a business for $14 million in cash. The acquisition was not material to our Consolidated Financial Statements. The assets acquired, primarily definite-lived intangible assets and property, plant, and equipment, are reported as part of the Transportation Solutions segment.

Fiscal 2010 Acquisitions

On January 20, 2010, we acquired 100% of the outstanding shares of capital stock of Sensitive Object, an early-stage software company engaged in developing touch-enabling technology focused on computers, mobile devices, and consumer electronics, for a purchase price of approximately $61 million in cash (net of cash acquired of $6 million), including contingent consideration of $6 million paid in fiscal 2011 upon completion of certain service requirements by key Sensitive Object managers.

The Sensitive Object acquisition complements our existing Touch Solutions business, which is primarily focused on commercial and industrial markets. Sensitive Object is reported as part of the Communications and Industrial Solutions segment from the date of acquisition.

The following table summarizes the allocation of the purchase price to the fair value of identifiable assets acquired and liabilities assumed at the date of acquisition, in accordance with the acquisition method of accounting:

	(in millions)
Cash and cash equivalents	$ 6
Tangible and other assets	3
Intangible assets	13
Goodwill	51
Total assets acquired	73
Liabilities assumed	(6)
Net assets acquired	67
Cash and cash equivalents acquired	(6)
Net cash paid	$61

5. Acquisitions (Continued)

Intangible assets acquired consisted of the following:

	Amount	Weighted-Average Amortization Period
	(in millions)	(in years)
Developed technology and patents	$11	8
Reacquired rights	1	8
Customer contracts and related relationships	1	5
Total	$13	8

The acquired intangible assets include developed technology, patents, and reacquired rights which are being amortized based on their contributions to earnings over their expected lives. Also included in acquired intangible assets are customer contracts and related relationships that are being amortized on a straight-line basis over their expected lives. Due to immateriality, no amounts were allocated to in-process research and development.

The fair values assigned to intangible assets were determined through the use of the income approach, specifically the multi-period excess earnings and avoided cost methods. These valuation methods rely on management judgment, including expected future cash flows resulting from existing customer relationships, customer attrition rates, contributory effects of other assets utilized in the business, peer group cost of capital and royalty rates, and other factors.

Approximately $51 million has been allocated to goodwill, representing the excess of the purchase price over the fair value of the net tangible and intangible assets acquired and liabilities assumed. Factors contributing to the recognized goodwill are low revenue levels in the years immediately following the acquisition reflecting the early-stage status of Sensitive Object's technology and the amount of future investment required to develop commercially viable products. Goodwill related to this acquisition is reported in the Communications and Industrial Solutions segment and is not deductible for tax purposes.

Pro forma information is not presented as the impact of the Sensitive Object acquisition on our Consolidated Statements of Operations is not material.

On August 6, 2010, we acquired the remaining outstanding equity interests of PlanarMag, Inc. ("PlanarMag") for $23 million in cash and the forgiveness of an approximate $1 million loan payable. Prior to the acquisition, we owned approximately 14% of PlanarMag. The acquisition was not material to our Consolidated Financial Statements. The net assets acquired, which are not material, are reported as part of the Communications and Industrial Solutions segment. The excess of the purchase price over the net assets acquired of $25 million has been allocated to goodwill in the Communications and Industrial Solutions segment and is not deductible for tax purposes. Factors contributing to the goodwill recognized include the early-stage status of PlanarMag's business and technology, minimal revenue, and lack of customer relationships.

On May 14, 2010, we acquired certain assets of the Optical Products Group of Zarlink Semiconductor Inc. for $15 million in cash. The assets acquired, primarily definite-lived intangible assets, inventory, and property, plant, and equipment, are reported as part of the Communications and

5. Acquisitions (Continued)

Industrial Solutions segment. The acquisition was not material to our Consolidated Financial Statements.

6. Inventories

At fiscal year end 2011 and 2010, inventories consisted of the following:

	Fiscal 2011	Fiscal 2010
	(in millions)	
Raw materials	$ 301	$ 253
Work in progress	550	509
Finished goods	1,005	739
Inventoried costs on long-term contracts	83	82
Inventories	$ 1,939	$ 1,583

7. Property, Plant, and Equipment, Net

At fiscal year end 2011 and 2010, net property, plant, and equipment consisted of the following:

	Fiscal 2011	Fiscal 2010
	(in millions)	
Land and improvements	$ 269	$ 243
Buildings and leasehold improvements	1,411	1,281
Machinery and equipment	6,936	6,448
Construction in process	471	372
Gross property, plant, and equipment	9,087	8,344
Accumulated depreciation	(5,924)	(5,477)
Property, plant, and equipment, net	$ 3,163	$ 2,867

Depreciation expense was $506 million, $489 million, and $484 million in fiscal 2011, 2010, and 2009, respectively.

8. Goodwill

The changes in the carrying amount of goodwill by segment for fiscal 2011 and 2010 were as follows:

	Transportation Solutions	Communications and Industrial Solutions	Network Solutions	Total
		(in millions)		
Balance at September 25, 2009:				
Goodwill	$ 2,714	$ 3,249	$ 1,872	$ 7,835
Accumulated impairment losses	(2,191)	(1,459)	(1,025)	(4,675)
Goodwill, net of impairment losses	523	1,790	847	3,160
Acquisitions	—	76	—	76
Currency translation	(4)	(14)	(7)	(25)
Balance at September 24, 2010:				
Goodwill	2,710	3,311	1,865	7,886
Accumulated impairment losses	(2,191)	(1,459)	(1,025)	(4,675)
Goodwill, net of impairment losses	519	1,852	840	3,211
Acquisition	—	—	366	366
Currency translation	2	3	4	9
Balance at September 30, 2011:				
Goodwill	2,712	3,314	2,235	8,261
Accumulated impairment losses	(2,191)	(1,459)	(1,025)	(4,675)
Goodwill, net of impairment losses	$ 521	$ 1,855	$ 1,210	$ 3,586

During fiscal 2011, we completed the acquisition of ADC and recognized $366 million of goodwill, all of which benefits the Network Solutions segment. We completed the acquisitions of Sensitive Object and PlanarMag during fiscal 2010. The Sensitive Object and PlanarMag acquisitions resulted in the recognition of $51 million and $25 million, respectively, of goodwill that benefits the Communications and Industrial Solutions segment. See Note 5 for additional information on the acquisitions of ADC, PlanarMag, and Sensitive Object.

We test goodwill for impairment annually during the fourth fiscal quarter, or more frequently if events occur or circumstances exist that indicate that a reporting unit's carrying value may exceed its fair value. We completed our annual goodwill impairment test in the fourth quarter of fiscal 2011 and determined that no impairment existed.

As a result of declines in sales and profitability in the Automotive reporting unit of the Transportation Solutions segment and the Communications and Industrial Solutions and Circuit Protection reporting units of the Communications and Industrial Solutions segment during the second quarter of fiscal 2009, we determined that an indicator of impairment had occurred and goodwill impairment testing of these reporting units was required. Significant judgment is involved in determining if an indicator of impairment has occurred. In making this assessment, management relied on a number of reporting unit specific factors including operating results, business plans, economic projections, and anticipated future cash flows. There are inherent uncertainties related to these factors and management's judgment in applying each to the analysis of the recoverability of goodwill.

8. Goodwill (Continued)

The testing for goodwill impairment is a two step process. In performing step I of impairment testing, we determined the fair value of the Automotive, Communications and Industrial Solutions, and Circuit Protection reporting units based on a discounted cash flows analysis incorporating our estimate of future operating performance. The results of the step I goodwill impairment tests indicated that the carrying amount of each of the reporting units exceeded its fair value. The failure of the step I goodwill impairment tests triggered step II goodwill impairment tests in which we determined the implied fair value of the reporting units' goodwill by comparing the reporting units' fair value determined in step I to the fair value of the reporting units' net assets, including unrecognized intangible assets. The step II goodwill impairment tests resulted in a full impairment charge, as of the second quarter of fiscal 2009, of $2,088 million for the Automotive reporting unit and partial impairment charges of $1,347 million and $112 million for the Communications and Industrial Solutions and Circuit Protection reporting units, respectively.

All goodwill impairment charges are presented in impairment of goodwill on the Consolidated Statements of Operations.

9. Intangible Assets, Net

Intangible assets at fiscal year end 2011 and 2010 were as follows:

	Fiscal					
	2011			2010		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in millions)					
Intellectual property	$ 850	$(394)	$456	$730	$(355)	$375
Customer relationships	176	(13)	163	—	—	—
Other	55	(19)	36	21	(4)	17
Total	$1,081	$(426)	$655	$751	$(359)	$392

During fiscal 2011, the ADC acquisition increased the gross carrying amount of intangible assets by $308 million. Intangible asset amortization expense, which is recorded in cost of sales, was $68 million, $31 million, and $31 million for fiscal 2011, 2010, and 2009, respectively. The estimated aggregate amortization expense on intangible assets is expected to be as follows:

	(in millions)
Fiscal 2012	$ 61
Fiscal 2013	62
Fiscal 2014	61
Fiscal 2015	60
Fiscal 2016	59
Thereafter	352
Total	$655

10. Accrued and Other Current Liabilities

At fiscal year end 2011 and 2010, accrued and other current liabilities consisted of the following:

	Fiscal	
	2011	2010
	(in millions)	
Accrued payroll and employee benefits	$ 476	$ 562
Income taxes payable	296	297
Dividends and cash distributions to shareholders payable	153	142
Restructuring reserves	136	115
Interest payable	71	65
Deferred income taxes	33	16
Tax Sharing Agreement guarantee liabilities pursuant to ASC 460	21	134
Other	586	473
Accrued and other current liabilities	$1,772	$1,804

11. Debt

Debt at fiscal year end 2011 and 2010 was as follows:

	Fiscal	
	2011	2010
	(in millions)	
6.00% senior notes due 2012	$ 716	$ 719
5.95% senior notes due 2014	300	300
6.55% senior notes due 2017	736	740
4.875% senior notes due 2021	269	—
7.125% senior notes due 2037	475	475
3.50% convertible subordinated notes due 2015	90	—
Commercial paper, at an interest rate of 0.55% at September 24, 2010	—	100
Other	83	79
Total debt(1)	2,669	2,413
Less current maturities of long-term debt(2)	1	106
Long-term debt	$2,668	$2,307

(1) Senior notes are presented at face amount and, if applicable, are net of unamortized discount and the fair value of interest rate swaps.

(2) The current maturities of long-term debt at fiscal year end 2011 was comprised of a portion of amounts shown as other. The current maturities of long-term debt at fiscal year end 2010 was comprised of commercial paper and a portion of amounts shown as other.

In December 2010, Tyco Electronics Group S.A. ("TEGSA"), our wholly-owned subsidiary, issued $250 million principal amount of 4.875% senior notes due January 15, 2021. The notes were offered and sold pursuant to an effective registration statement on Form S-3 filed on July 1, 2008, as amended on June 26, 2009. Interest on the notes accrues from the issuance date at a rate of 4.875% per year

11. Debt (Continued)

and is payable semi-annually on January 15 and July 15 of each year, beginning July 15, 2011. The notes are TEGSA's unsecured senior obligations and rank equally in right of payment with all existing and any future senior indebtedness of TEGSA and senior to any subordinated indebtedness that TEGSA may incur. The notes are fully and unconditionally guaranteed as to payment on an unsecured senior basis by TE Connectivity Ltd. Net proceeds from the issuance were approximately $249 million.

In the first quarter of fiscal 2011, in connection with the acquisition of ADC, we assumed $653 million of convertible subordinated notes due 2013, 2015, and 2017. Under the terms of the indentures governing these convertible subordinated notes, following the acquisition of ADC, the right to convert the notes into shares of ADC common stock changed to the right to convert the notes into cash. See Note 5 for more information on the ADC acquisition. In December 2010, our ADC subsidiary commenced offers to purchase $650 million aggregate principal amount of the convertible subordinated notes at par plus accrued interest, pursuant to the terms of the indentures for the notes. The offers to purchase expired in January 2011. Promptly thereafter, $198 million principal amount of the convertible subordinated notes due 2013, $55 million principal amount of the convertible subordinated notes due 2015, and $218 million principal amount of the convertible subordinated notes due 2017 were purchased for an aggregate purchase price of $471 million. All of the convertible subordinated notes purchased by ADC have been cancelled.

In March 2011, in connection with an internal reorganization related to the acquisition of ADC, our ADC subsidiary commenced offers to purchase $177 million aggregate principal amount of its convertible subordinated notes due 2015 and 2017 at par plus accrued interest, pursuant to the terms of the indentures for the notes. The offers to purchase expired in April 2011. Promptly thereafter, $81 million principal amount of the convertible subordinated notes due 2015 and $7 million principal amount of the convertible subordinated notes due 2017 were purchased for an aggregate purchase price of $89 million. All of the convertible subordinated notes purchased by ADC have been cancelled. Our debt balance at fiscal year end 2011 included the remaining $90 million of 3.50% convertible subordinated notes due 2015 and $2 million of floating rate convertible subordinated notes due 2013.

On June 24, 2011, TEGSA entered into a five-year unsecured senior revolving credit facility ("Credit Facility"), with total commitments of $1,500 million, and terminated its then existing five-year senior unsecured credit agreement, which at the time of termination had total commitments of $1,425 million and was scheduled to mature on April 25, 2012. TEGSA had no borrowings under the Credit Facility at September 30, 2011. Also, TEGSA had no borrowings under its then existing facility at September 24, 2010.

Borrowings under the Credit Facility will bear interest at a rate per annum equal to, at the option of TEGSA, (1) the London interbank offered rate ("LIBOR") plus an applicable margin based upon the senior, unsecured, long-term debt rating of TEGSA, or (2) an alternate base rate equal to the highest of (i) Deutsche Bank AG New York branch's base rate, (ii) the federal funds effective rate plus ½ of 1%, and (iii) one-month LIBOR plus 1%, plus, in each case, an applicable margin based upon the senior, unsecured, long-term debt rating of TEGSA. TEGSA is required to pay an annual facility fee ranging from 12.5 to 30.0 basis points based upon the amount of the lenders' commitments under the Credit Facility and the applicable credit ratings of TEGSA.

The Credit Facility contains a financial ratio covenant providing that if, as of the last day of each fiscal quarter, our ratio of Consolidated Total Debt (as defined in the Credit Facility) to Consolidated EBITDA (as defined in the Credit Facility) for the then most recently concluded period of four

11. Debt (Continued)

consecutive fiscal quarters exceeds 3.5 to 1.0, an Event of Default (as defined in the Credit Facility) is triggered. The Credit Facility and our other debt agreements contain other customary covenants.

During June 2009, TEGSA commenced a tender offer to purchase up to $150 million principal amount of its 6.00% senior notes due 2012, up to $100 million principal amount of its 6.55% senior notes due 2017, and up to $100 million principal amount of its 7.125% senior notes due 2037. On July 7, 2009, the tender offer expired and on July 9, 2009, TEGSA purchased and cancelled $86 million principal amount of its 6.00% senior notes due 2012, $42 million principal amount of its 6.55% senior notes due 2017, and $23 million principal amount of its 7.125% senior notes due 2037 for an aggregate payment of $141 million, plus paid accrued interest through July 7, 2009 of $3 million to the sellers of the notes. As a result of the transaction, in fiscal 2009, we recorded a pre-tax gain of $22 million, which is included in other income, including the write-off of unamortized discounts and fees of $1 million and the recognition of a gain of $12 million associated with terminated interest rate swaps previously designated as fair value hedges. Additionally, as a result of the re-purchase and cancellation, unamortized losses in accumulated other comprehensive income of $3 million related to terminated forward starting interest rate swaps designated as cash flow hedges were recognized as interest expense.

Periodically, TEGSA issues commercial paper to U.S. institutional accredited investors and qualified institutional buyers in accordance with available exemptions from the registration requirements of the Securities Act of 1933 as part of our ongoing effort to maintain financial flexibility and to potentially decrease the cost of borrowings. Borrowings under the commercial paper program are backed by the Credit Facility. TEGSA made no borrowings during fiscal 2011 and had no commercial paper outstanding at fiscal year end 2011. As of fiscal year end 2010, TEGSA had $100 million of commercial paper outstanding at an interest rate of 0.55%.

TEGSA's payment obligations under its senior notes, commercial paper, and Credit Facility are fully and unconditionally guaranteed by TE Connectivity Ltd. Neither TE Connectivity Ltd. nor any of its subsidiaries provides a guarantee as to payment obligations under notes issued by ADC prior to its acquisition in December 2010.

We have used, and continue to use, derivative instruments to manage interest rate risk. See Note 14 for information on options to enter into interest rate swaps ("swaptions"), forward starting interest rate swaps, and interest rate swaps.

The fair value of our debt, based on indicative valuations, was approximately $2,970 million and $2,680 million at fiscal year end 2011 and 2010, respectively.

11. Debt (Continued)

The aggregate amounts of total debt maturing during the next five years and thereafter are as follows:

	(in millions)
Fiscal 2012	$ 1
Fiscal 2013	719
Fiscal 2014	379
Fiscal 2015	90
Fiscal 2016	—
Thereafter	1,480
Total	$2,669

12. Guarantees

Separation and Distribution Agreement

Upon separation, we entered into a Separation and Distribution Agreement and other agreements with Tyco International and Covidien to effect the separation and provide a framework for our relationships with Tyco International and Covidien after the distribution of our and Covidien's shares to Tyco International's shareholders. These agreements govern the relationships among Tyco International, Covidien, and us subsequent to the separation and provide for the allocation to us and Covidien of certain of Tyco International's assets, liabilities, and obligations attributable to periods prior to the separation.

Under the Separation and Distribution Agreement and other agreements, subject to certain exceptions contained in the Tax Sharing Agreement, we, Tyco International, and Covidien assumed 31%, 27%, and 42%, respectively, of certain of Tyco International's contingent and other corporate liabilities. All costs and expenses associated with the management of these contingent and other corporate liabilities are shared equally among the parties. These contingent and other corporate liabilities primarily relate to consolidated securities litigation and any actions with respect to the separation or the distribution brought by any third party. If any party responsible for such liabilities were to default in its payment, when due, of any of these assumed obligations, each non-defaulting party would be required to pay equally with any other non-defaulting party the amounts in default. Accordingly, under certain circumstances, we may be obligated to pay amounts in excess of our agreed-upon share of the assumed obligations related to such contingent and other corporate liabilities, including associated costs and expenses.

Tax Sharing Agreement

Upon separation, we entered into a Tax Sharing Agreement, under which we share responsibility for certain of our, Tyco International's, and Covidien's income tax liabilities based on a sharing formula for periods prior to and including June 29, 2007. We, Tyco International, and Covidien share 31%, 27%, and 42%, respectively, of U.S. income tax liabilities that arise from adjustments made by tax authorities to our, Tyco International's, and Covidien's U.S. income tax returns. The effect of the Tax Sharing Agreement is to indemnify us for 69% of certain liabilities settled in cash by us with respect to unresolved pre-separation tax matters. Pursuant to that indemnification, we have made similar

12. Guarantees (Continued)

indemnifications to Tyco International and Covidien with respect to 31% of certain liabilities settled in cash by the companies relating to unresolved pre-separation tax matters. All costs and expenses associated with the management of these shared tax liabilities are shared equally among the parties. We are responsible for all of our own taxes that are not shared pursuant to the Tax Sharing Agreement's sharing formula. In addition, Tyco International and Covidien are responsible for their tax liabilities that are not subject to the Tax Sharing Agreement's sharing formula.

All of the tax liabilities of Tyco International that were associated with Tyco International subsidiaries that are included in TE Connectivity following the separation became our tax liabilities upon separation. Although we have agreed to share certain tax liabilities with Tyco International and Covidien pursuant to the Tax Sharing Agreement, we remain primarily liable for all of these liabilities. If Tyco International and Covidien default on their obligations to us under the Tax Sharing Agreement, we would be liable for the entire amount of these liabilities.

If any party to the Tax Sharing Agreement were to default in its obligation to another party to pay its share of the distribution taxes that arise as a result of no party's fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, we could be legally liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, we may be obligated to pay amounts in excess of our agreed upon share of our, Tyco International's, and Covidien's tax liabilities.

Indemnification

Our indemnification created under the Tax Sharing Agreement qualifies as a guarantee of a third party entity's debt under ASC 460, *Guarantees*. ASC 460 addresses the measurement and disclosure of a guarantor's obligation to pay a debt incurred by a third party. To value the initial guarantee obligation, we considered a range of probability-weighted future cash flows that represented the likelihood of payment of each class of liability by each of the three post-separation companies. The expected cash flows incorporated interest and penalties that the companies believed would be incurred on each class of liabilities and were discounted to the present value to reflect the value associated with each at separation. The calculation of the guarantee liability also included a premium that reflected the cost for an insurance carrier to stand in and assume the payment obligation at the separation date.

At inception of the guarantee, based on the probability-weighted future cash flows related to unresolved tax matters, we, under the Tax Sharing Agreement, faced a maximum potential liability of $3 billion, based on undiscounted estimates and interest and penalties used to determine the fair value of the guarantee and an assumption of 100% default on the parts of Tyco International and Covidien, a likelihood that management believes to be remote. In the event that we are required, due to bankruptcy or other business interruption on the part of Tyco International or Covidien, to pay more than the contractually determined 31%, we retain the right to seek payment from the effected entity.

At September 30, 2011, we had a liability representing the indemnifications made to Tyco International and Covidien pursuant to the Tax Sharing Agreement of $249 million of which $228 million was reflected in other liabilities and $21 million was reflected in accrued and other current liabilities on the Consolidated Balance Sheet. During fiscal 2011, we had net cash payments to Tyco International and Covidien of $90 million related to our indemnifications under the Tax Sharing

12. Guarantees (Continued)

Agreement. At September 24, 2010, the liability was $339 million and consisted of $205 million in other liabilities and $134 million in accrued and other current liabilities. The amount reflected in accrued and other current liabilities is our estimated cash obligation under the Tax Sharing Agreement to Tyco International and Covidien in connection with pre-separation tax matters that could be resolved within one year.

We have assessed the probable future cash payments to Tyco International and Covidien for pre-separation income tax matters pursuant to the terms of the Tax Sharing Agreement and determined that $249 million remains sufficient to satisfy these expected obligations.

Other Matters

In disposing of assets or businesses, we often provide representations, warranties, and/or indemnities to cover various risks including unknown damage to the assets, environmental risks involved in the sale of real estate, liability for investigation and remediation of environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. We have no reason to believe that these uncertainties would have a material adverse effect on our results of operations, financial position, or cash flows.

At September 30, 2011, we had outstanding letters of credit and letters of guarantee in the amount of $436 million, of which $50 million was related to our contract with the State of New York (the "State"). As disclosed in Note 13, in January 2009, the State drew down $50 million against an irrevocable standby letter of credit funded by us. As a result, we recorded a pre-tax charge equal to the draw. Although we dispute that the State has any basis to do so, the State has the ability to draw up to an additional $50 million against the standby letter of credit which could result in additional charges and could have a significant adverse effect on our results of operations, financial position, and cash flows.

In the normal course of business, we are liable for contract completion and product performance. In the opinion of management, except for the potential claims related to the contract with the State discussed above, such obligations will not significantly affect our results of operations, financial position, or cash flows.

We generally record estimated product warranty costs when contract revenues are recognized under the percentage-of-completion method for construction related contracts and at the time of sale for products. The estimation is primarily based on historical experience and actual warranty claims. Amounts accrued for warranty claims at fiscal year end 2011 and 2010 were $60 million and $47 million, respectively. We do not consider these amounts to be material.

13. Commitments and Contingencies

General Matters

We have facility, land, vehicle, and equipment leases that expire at various dates through the year 2059. Rental expense under these leases was $163 million, $149 million, and $153 million for fiscal 2011, 2010, and 2009, respectively. At fiscal year end 2011, the minimum lease payment obligations under non-cancelable lease obligations were as follows:

	(in millions)
Fiscal 2012	$127
Fiscal 2013	100
Fiscal 2014	78
Fiscal 2015	60
Fiscal 2016	29
Thereafter	75
Total	$469

We also have purchase obligations related to commitments to purchase certain goods and services. At fiscal year end 2011, we have commitments to purchase $155 million, $5 million, and $2 million in fiscal 2012, 2013, and 2014, respectively.

TE Connectivity Legal Proceedings

In the ordinary course of business, we are subject to various legal proceedings and claims, including patent infringement claims, product liability matters, employment disputes, tax matters, disputes on agreements, other commercial disputes, environmental matters, and antitrust claims. Although it is not feasible to predict the outcome of these proceedings, based upon our experience, current information, and applicable law, we do not expect that the outcome of these proceedings, either individually or in the aggregate, will have a material adverse effect on our results of operations, financial position, or cash flows.

Legal Matters under Separation and Distribution Agreement

The Separation and Distribution Agreement among us, Tyco International, and Covidien provided for the allocation among the parties of Tyco International's assets, liabilities, and obligations attributable to periods prior to our and Covidien's separations from Tyco International on June 29, 2007. Under the Separation and Distribution Agreement, we assumed the liability for, and control of, all pending and threatened legal matters at separation related to our business or assumed or retained liabilities. We were responsible for 31% of certain liabilities that arose from litigation pending or threatened at separation that was not allocated to one of the three parties, and Tyco International and Covidien were responsible for 27% and 42%, respectively, of such liabilities. If any party defaults in payment of its allocated share of any such liability, each non-defaulting party will be responsible for an equal portion of the amount in default together with any other non-defaulting party, although any such payments will not release the obligation of the defaulting party. Subject to the terms and conditions of the Separation and Distribution Agreement, Tyco International manages and controls all the legal matters related to the shared contingent liabilities, including the defense or settlement thereof, subject to certain limitations. All costs and expenses that Tyco International incurs in connection with the

13. Commitments and Contingencies (Continued)

defense of such litigation, other than the amount of any judgment or settlement, which is allocated in the manner described above, will be borne equally by Tyco International, Covidien, and us. At the present time, all significant matters for which we shared responsibility with Tyco International and Covidien under the Separation and Distribution Agreement, which as previously reported in our periodic filings generally related to securities class action cases and other securities cases, have been settled. Other than matters described below under "Compliance Matters," we presently are not aware of any additional legal matters which may arise for which we would bear a portion of the responsibility under the Separation and Distribution Agreement.

As previously reported in our periodic filings, prior to the separation, Tyco International and certain of its former directors and officers were named as defendants in over 40 purported securities class action lawsuits. As a part of the Separation and Distribution Agreement, any existing or potential liabilities related to the securities class actions were allocated among Tyco International, Covidien, and us. We were responsible for 31% of potential liabilities that arose upon the resolution of the litigation pending at the time of separation.

During fiscal 2010, Tyco International settled the remaining significant securities lawsuit, a class action captioned *Stumpf v. Tyco International Ltd., et al.*, for $79 million. Pursuant to the sharing formula in the Separation and Distribution Agreement, our share of the settlement amount was $24 million. We had previously established reserves for this case in fiscal 2009. As a result of the settlement of the *Stumpf* case, we concluded that reserves of $22 million could be released. Accordingly, pursuant to the sharing formula, we recorded income of $7 million during fiscal 2010. As of September 30, 2011, there were no remaining securities lawsuits outstanding.

During fiscal 2009, we recorded charges of $144 million for our share of Tyco International's settlements of several securities cases and our portion of the estimated probable loss for the then remaining securities litigation claims, including the *Stumpf* case, subject to the Separation and Distribution Agreement.

Compliance Matters

As previously reported in our periodic filings, Tyco International received and has responded to various allegations that certain improper payments were made by Tyco International subsidiaries, including our subsidiaries, in recent years prior to the separation. Tyco International reported to the U.S. Department of Justice and the Securities and Exchange Commission the investigative steps and remedial measures that it had taken in response to the allegations, including that it retained outside counsel to perform a company-wide baseline review of its policies, controls, and practices with respect to compliance with the Foreign Corrupt Practices Act ("FCPA"), and that it would continue to investigate and make periodic progress reports to these agencies. To date, our baseline review has revealed that some of our former business practices may not have complied with FCPA requirements. At this time, we believe we have adequate amounts recorded related to these matters, the amounts of which are not significant. Any judgment, settlement, or other cost incurred by Tyco International in connection with these matters not specifically allocated to Tyco International, Covidien, or us would be subject to the liability sharing provisions of the Separation and Distribution Agreement.

13. Commitments and Contingencies (Continued)

Income Taxes

In connection with the separation, we entered into a Tax Sharing Agreement that generally governs our, Covidien's, and Tyco International's respective rights, responsibilities, and obligations after the distribution with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the distribution of all of our shares or the shares of Covidien to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Internal Revenue Code (the "Code") or certain internal transactions undertaken in anticipation of the spin-offs to qualify for tax-favored treatment under the Code.

Pursuant to the Separation and Distribution Agreement and Tax Sharing Agreement, upon separation, we entered into certain guarantee commitments and indemnifications with Tyco International and Covidien. Under these agreements, principally the Tax Sharing Agreement, we, Tyco International, and Covidien share 31%, 27%, and 42%, respectively, of certain contingent liabilities relating to unresolved pre-separation tax matters of Tyco International. The effect of the Tax Sharing Agreement is to indemnify us for 69% of certain liabilities settled in cash by us with respect to unresolved pre-separation tax matters. Pursuant to that indemnification, we have made similar indemnifications to Tyco International and Covidien with respect to 31% of certain liabilities settled in cash by the companies relating to unresolved pre-separation tax matters. If any of the companies responsible for all or a portion of such liabilities were to default in its payment of costs or expenses related to any such liability, we would be responsible for a portion of the defaulting party or parties' obligation. We are responsible for all of our own taxes that are not shared pursuant to the Tax Sharing Agreement's sharing formula. In addition, Tyco International and Covidien are responsible for their tax liabilities that are not subject to the Tax Sharing Agreement's sharing formula.

Prior to separation, certain of our subsidiaries filed combined tax returns with Tyco International. Those and other of our subsidiaries' income tax returns are periodically examined by various tax authorities. In connection with these examinations, tax authorities, including the Internal Revenue Service ("IRS"), have raised issues and proposed tax adjustments. Tyco International, as the U.S. income tax audit controlling party under the Tax Sharing Agreement, is reviewing and contesting certain of the proposed tax adjustments. Amounts related to these tax adjustments and other tax contingencies and related interest that management has assessed under the uncertain tax position provisions of ASC 740, *Income Taxes,* which relate specifically to our entities, have been recorded on the Consolidated Financial Statements. In addition, we may be required to fund portions of Covidien and Tyco International's tax obligations. Estimates about these guarantees have also been recognized on the Consolidated Financial Statements. See Note 12 for additional information.

In prior years, in connection with the IRS audit of various fiscal years, Tyco International submitted to the IRS proposed adjustments to prior period U.S. federal income tax returns resulting in a reduction in the taxable income previously filed. The IRS accepted substantially all of the proposed adjustments for fiscal 1997 through 2000 for which the IRS had completed its field work. On the basis of previously accepted amendments, we have determined that acceptance of adjustments presented for additional periods through fiscal 2006 is more likely than not to be accepted and, accordingly, have recorded them, as well as the impacts of the adjustments accepted by the IRS, on the Consolidated Financial Statements.

In fiscal 2009, certain proposed adjustments to U.S. federal income tax returns were completed by Tyco International and in connection with these adjustments, we recorded a $97 million increase in

13. Commitments and Contingencies (Continued)

income tax liabilities, a $10 million increase in deferred tax assets, a $60 million increase in the receivable from Tyco International and Covidien in connection with the Tax Sharing Agreement, and a $27 million charge to contributed surplus. See Note 12 for additional information regarding the indemnification liability to Tyco International and Covidien.

As our tax return positions continue to be updated for periods prior to separation, additional adjustments may be identified and recorded on the Consolidated Financial Statements. While the final adjustments cannot be determined until the income tax return amendment process is completed and accepted by the IRS, we believe that any resulting adjustments will not have a material impact on our results of operations, financial position, or cash flows. Additionally, adjustments may be recorded to equity in the future for the impact of filing final or amended income tax returns in certain jurisdictions where those returns include a combination of Tyco International, Covidien, and/or our subsidiaries for the periods prior to the separation.

During fiscal 2007, the IRS concluded its field examination of certain of Tyco International's U.S. federal income tax returns for the years 1997 through 2000 and issued Revenue Agent Reports which reflect the IRS' determination of proposed tax adjustments for the 1997 through 2000 period. Tyco International has appealed certain proposed adjustments totaling approximately $1 billion. Additionally, the IRS proposed civil fraud penalties against Tyco International arising from alleged actions of former executives in connection with certain intercompany transfers of stock in 1998 and 1999. Based upon statutory guidelines, Tyco International estimates the proposed penalties could range between $30 million and $50 million. The penalty is asserted against a prior subsidiary of Tyco International that was distributed to us in connection with the separation. Any penalty ultimately imposed upon our subsidiary would be subject to sharing with Tyco International and Covidien under the Tax Sharing Agreement. It is our understanding that Tyco International continues to make progress towards resolving a substantial number of the proposed tax adjustments for the years 1997 through 2000; however, several significant matters remain in dispute. The remaining issues in dispute involve the tax treatment of certain intercompany debt transactions. Tyco International has indicated that it is unlikely to achieve the resolution of these contested adjustments through the IRS appeals process, and therefore may be required to litigate the disputed issues. For those issues not remaining in dispute, it is likely that Tyco International will settle with the IRS and pay any related deficiencies within the next twelve months. Over the next twelve months, we expect to pay approximately $90 million, inclusive of related indemnification payments, in connection with pre-separation tax matters.

During fiscal 2011, the IRS completed its field examination of certain Tyco International income tax returns for the years 2001 through 2004, issued Revenue Agent Reports which reflect the IRS' determination of proposed tax adjustments for the 2001 through 2004 period, and issued certain notices of deficiency. As a result of the completion of fieldwork and the settlement of certain tax matters in fiscal 2011, we recognized income tax benefits of $35 million and other expense of $14 million pursuant to the Tax Sharing Agreement. For a portion of these pre-separation deficiencies, we are the primary obligor to the taxing authorities for which we paid $132 million in fiscal 2011. Concurrent with remitting these payments, we were reimbursed $93 million from Tyco International and Covidien pursuant to their indemnifications for pre-separation tax matters. In addition, we paid a total of $115 million in fiscal 2011 to Tyco International and Covidien for our share of 2001 through 2004 pre-separation tax deficiencies for which Tyco International and Covidien are the primary obligors to the taxing authorities. As a result, our net cash payment attributable to these matters was $154 million in fiscal 2011.

The IRS commenced its audit of certain Tyco International income tax returns for the years 2005 through 2007 in fiscal 2011.

13. Commitments and Contingencies (Continued)

During fiscal 2009, Tyco International settled a matter with the IRS concerning certain tax deductions claimed on Tyco International's income tax returns for the years 2001 through 2004. As a result of this settlement, we recorded a $28 million income tax charge in fiscal 2009 to reflect the disallowance of a portion of these deductions.

At September 30, 2011 and September 24, 2010, we have reflected $232 million and $244 million, respectively, of income tax liabilities related to the audits of Tyco International's and our income tax returns in accrued and other current liabilities as certain of these matters could be resolved within one year.

We continue to believe that the amounts recorded on our Consolidated Financial Statements relating to the matters discussed above are appropriate. However, the ultimate resolution is uncertain and could result in a material impact to our results of operations, financial position, or cash flows.

Environmental Matters

We are involved in various stages of investigation and cleanup related to environmental remediation matters at a number of sites. The ultimate cost of site cleanup is difficult to predict given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations, and alternative cleanup methods. As of fiscal year end 2011, we concluded that it was probable that we would incur remedial costs in the range of $12 million to $24 million. As of fiscal year end 2011, we concluded that the best estimate within this range is $13 million, of which $5 million is included in accrued and other current liabilities and $8 million is included in other liabilities on the Consolidated Balance Sheet. In view of our financial position and reserves for environmental matters of $13 million, we believe that any potential payment of such estimated amounts will not have a material adverse effect on our results of operations, financial position, or cash flows.

Matters Related to Our Former Wireless Systems Business

Certain liabilities and contingencies related to our former Wireless Systems business were retained by us when this business was sold in fiscal 2009. These include certain retained liabilities related to the State of New York contract and a contingent purchase price commitment related to the acquisition of Com-Net by the Wireless Systems business in 2001. See additional information below. Also, see Note 4 for additional information regarding the divestiture of the Wireless Systems business.

State of New York Contract

In September 2005, we were awarded a twenty-year lease contract with the State of New York to construct, operate, and maintain a statewide wireless communications network for use by state and municipal first responders. In August 2008, we were served by the State with a default notice related to the first regional network, pursuant to the contract. Under the terms of the contract, we had 45 days to rectify the purported deficiencies noted by the State. In October 2008, we informed the State that all technical deficiencies had been remediated and the system was operating in accordance with the contract specifications and certified the system ready for testing. The State conducted further testing during November and December 2008. In January 2009, the State notified us that, in the State's opinion, we had not fully remediated the issues cited by the State and it had determined that we were in default of the contract and that it had exercised its right to terminate the contract. The State contends that it has the right under the contract to recoup costs incurred by the State in conjunction

13. Commitments and Contingencies (Continued)

with the implementation of the network, and as a result of this contention, in January 2009, the State drew down $50 million against an irrevocable standby letter of credit funded by us. The State has the ability to draw up to an additional $50 million against the standby letter of credit, although we dispute that the State has any basis to do so.

In February 2009, we filed a claim in the New York Court of Claims, seeking over $100 million in damages, and alleging a number of causes of action, including breach of contract, unjust enrichment, defamation, conversion, breach of the covenant of good faith and fair dealing, the imposition of a constructive trust, and seeking a declaration that the State terminated the contract "for convenience." In September 2009, the Court granted the State's motion to dismiss all counts of the complaint, with the exception of the breach of contract claim and a claim for breach of warranty in connection with the State's drawdown on the $50 million letter of credit. In November 2009, the State filed an answer to the complaint and counterclaim asserting breach of contract and alleging that the State has incurred damages in excess of $275 million. We moved to dismiss the counterclaim in February 2010, and in June 2010 the Court denied our motion. We filed our answer to the State's counterclaim in July 2010. We believe that the counterclaim is without merit and intend to vigorously pursue our claims in this matter. A trial date has been set for February 2012.

As a result of these actions, in the first quarter of fiscal 2009, we recorded pre-tax charges totaling $111 million associated with this contract. These charges are reflected in loss from discontinued operations on the Consolidated Statement of Operations as a result of our sale of the Wireless Systems business. See Note 4 for further discussion of discontinued operations and the sale of the Wireless Systems business. The charges included an impairment charge of $61 million to write-off all costs incurred in constructing the network as well as a charge equal to the amount drawn by the State against the standby letter of credit of $50 million.

Com-Net

At September 30, 2011, we had a contingent purchase price commitment of $80 million related to our fiscal 2001 acquisition of Com-Net. This represents the maximum amount payable to the former shareholders of Com-Net only after the construction and installation of a communications system for the State of Florida is finished and the State of Florida has approved the system based on the guidelines set forth in the contract. Under the terms of the purchase and sale agreement, we do not believe we have any obligation to the sellers. However, the sellers have contested our position and initiated a lawsuit in June 2006 in the Court of Common Pleas in Allegheny County, Pennsylvania, which is in the discovery phase. A liability for this contingency has not been recorded on the Consolidated Financial Statements as we do not believe that any payment is probable or reasonably estimable at this time.

14. Financial Instruments

We use derivative and non-derivative financial instruments to manage certain exposures to foreign currency, interest rate, investment, and commodity risks.

Foreign Exchange Risks

As part of managing the exposure to changes in foreign currency exchange rates, we utilize foreign currency forward and swap contracts, a portion of which are designated as cash flow hedges. The

14. Financial Instruments (Continued)

objective of these contracts is to minimize impacts to cash flows and profitability due to changes in foreign currency exchange rates on intercompany transactions, accounts receivable, accounts payable, and other cash transactions.

We expect that significantly all of the balance in accumulated other comprehensive income associated with the cash flow hedge-designated instruments addressing foreign exchange risks will be reclassified into the Consolidated Statements of Operations within the next twelve months.

Interest Rate and Investment Risk Management

We issue debt, from time to time, to fund our operations and capital needs. Such borrowings can result in interest rate exposure. To manage the interest rate exposure and to minimize overall interest cost, we use interest rate swaps to convert a portion of fixed-rate debt into variable-rate debt. We use forward starting interest rate swaps and swaptions to manage interest rate exposure in periods prior to the anticipated issuance of fixed-rate debt. We also utilize interest rate swap contracts, a portion of which are designated as cash flow hedges, to manage interest rate and earnings exposure on cash and cash equivalents and certain non-qualified deferred compensation liabilities.

During fiscal 2011, we entered into interest rate swaps designated as fair value hedges on $150 million principal amount of the 4.875% senior notes. The maturity dates of the interest rate swaps coincide with the maturity date of the notes. Under these contracts, we receive fixed amounts of interest applicable to the underlying notes and pay a floating amount based upon the three month U.S. Dollar LIBOR.

During fiscal 2010, we purchased swaptions and entered into forward starting interest rate swaps to manage interest rate exposure prior to the probable issuance of four year term fixed-rate debt when our 6.00% senior notes mature in 2012. The swaptions are based on a total notional amount of $200 million; the forward starting interest rate swaps are also based on a total notional amount of $200 million. Both swaptions and forward starting interest rate swaps were designated as cash flow hedges of the probable interest payments. Premiums of $6 million paid to enter into the swaptions are recognized as interest expense over the term of the swaptions. The effective portion of swaptions and forward starting interest rate swaps is recorded in accumulated other comprehensive income and is recognized in earnings as interest expense over the term of the anticipated debt issuance.

During fiscal 2010, we entered into an interest rate swap designated as a fair value hedge on $50 million principal amount of the 6.00% senior notes. The maturity date of the interest rate swaps coincides with the maturity date of the underlying debt. Under this contract, we receive fixed rates of interest applicable to the underlying debt and pay floating rates of interest based on the one month U.S. Dollar LIBOR.

During fiscal 2009, we terminated interest rate swaps designated as fair value hedges on $300 million principal amount of the 6.55% senior notes and $200 million principal amount of the 6.00% senior notes. Prior to the termination, the interest rate swaps were marked to fair value, resulting in premiums of $49 million and $14 million associated with the 6.55% senior notes and 6.00% senior notes, respectively. The premiums are recognized as a reduction in interest expense over the life of the respective notes.

We utilize interest rate swaps designated as cash flow hedges to manage interest rate exposure on a notional amount of $40 million of cash and cash equivalents. Ineffectiveness is recognized in interest

14. Financial Instruments (Continued)

income. The effective portion of the derivatives designated as cash flow hedges is recorded in accumulated other comprehensive income and will be recognized in earnings as interest income over the term of the instrument. Ineffective amounts recognized in earnings were not material in fiscal 2011 and 2010. The fair value of the contracts and the amounts recorded in accumulated other comprehensive income were not material at September 30, 2011 and September 24, 2010. No such contracts existed during fiscal 2009.

We utilize swaps to manage exposure related to certain of our non-qualified deferred compensation liabilities. The notional amount of the swaps was $30 million and $19 million at September 30, 2011 and September 24, 2010, respectively. The swaps act as economic hedges of changes in a portion of the liabilities. Both the change in value of the swap contracts and the non-qualified deferred compensation liabilities are recorded in selling, general, and administrative expense on the Consolidated Statement of Operations.

Commodity Hedges

As part of managing the exposure to certain commodity price fluctuations, we utilize commodity swap contracts designated as cash flow hedges. The objective of these contracts is to minimize impacts to cash flows and profitability due to changes in prices of commodities used in production.

At September 30, 2011 and September 24, 2010, our commodity hedges had notional values of $211 million and $108 million, respectively. We expect that significantly all of the balance in accumulated other comprehensive income associated with the commodities hedges will be reclassified into the Consolidated Statements of Operations within the next twelve months.

Hedges of Net Investment

We hedge our net investment in certain foreign operations using intercompany non-derivative financial instruments denominated in the same currencies. The aggregate notional value of these hedges was $1,542 million and $1,672 million at September 30, 2011 and September 24, 2010, respectively. We reclassified foreign exchange losses of $70 million, $25 million, and $72 million in fiscal 2011, 2010, and 2009, respectively. These amounts were recorded as currency translation, a component of accumulated other comprehensive income, offsetting foreign exchange gains or losses attributable to the translation of the net investment. See Note 21 for additional information.

14. Financial Instruments (Continued)

Derivative Instrument Summary

The fair value of our derivative instruments at September 30, 2011 and September 24, 2010 is summarized below.

	September 30, 2011		September 24, 2010	
	Fair Value of Asset Positions[(1)]	Fair Value of Liability Positions[(2)]	Fair Value of Asset Positions[(1)]	Fair Value of Liability Positions[(2)]
	(in millions)			
Derivatives designated as hedging instruments:				
Foreign currency contracts[(3)]	$ 1	$ 1	$ 4	$—
Interest rate swaps and swaptions	21	21	3	12
Commodity swap contracts	13	14	12	—
Total derivatives designated as hedging instruments	35	36	19	12
Derivatives not designated as hedging instruments:				
Foreign currency contracts[(3)]	6	10	5	3
Investment swaps	—	5	2	—
Total derivatives not designated as hedging instruments	6	15	7	3
Total derivatives	$41	$51	$26	$15

(1) All foreign currency, commodity swap, investment swap, forward starting interest rate swap, and swaption derivatives that are in asset positions are recorded in prepaid expenses and other current assets on the Consolidated Balance Sheets, except where a right of offset against liability positions exists. Derivative instruments in prepaid expenses and other current assets on the Consolidated Balance Sheets totaled $12 million and $22 million at September 30, 2011 and September 24, 2010, respectively. Interest rate swaps on existing debt in asset positions are recorded in other assets on the Consolidated Balance Sheets and totaled $21 million at September 30, 2011. At September 24, 2010, interest rate swap and swaption derivatives in other assets totaled $3 million.

(2) All foreign currency, commodity swap, investment swap, forward starting interest rate swap, and swaption derivatives that are in liability positions are recorded in accrued and other current liabilities on the Consolidated Balance Sheets, except where a right of offset against asset positions exists. Derivative instruments in accrued and other current liabilities on the Consolidated Balance Sheets totaled $43 million and $2 million at September 30, 2011 and September 24, 2010, respectively. At September 24, 2010, interest rate swaps and swaption derivatives in liability positions were recorded in other liabilities on the Consolidated Balance Sheets and totaled $12 million; there were no derivatives in other liabilities at September 30, 2011.

(3) Contracts are presented gross without regard to any right of offset that exists.

14. Financial Instruments (Continued)

The effects of derivative instruments designated as fair value hedges on the Consolidated Statements of Operations at fiscal year end 2011, 2010, and 2009 were as follows:

Derivatives Designated as Fair Value Hedges	Gain (Loss) Recognized Location	Fiscal 2011	 2010	 2009
		(in millions)		
Interest rate swaps[1]	Interest expense	$ 6	$ 6	$ 8
Interest rate swaps[2]	Other income	—	—	12
Total		$ 6	$ 6	$20

(1) Certain interest rate swaps designated as fair value hedges were terminated in December 2008. Terminated interest rate swaps resulted in all gains presented in this table. Interest rate swaps in place at September 30, 2011 had no gain or loss recognized on the Consolidated Statements of Operations during fiscal 2011, 2010, or 2009.

(2) As a result of our 2009 tender offer, as discussed in Note 11, we recognized $12 million of the premiums received in connection with the terminated interest rate swaps as a component of the gain on retirement of debt included in other income (expense), net on the Consolidated Statement of Operations in fiscal 2009.

14. Financial Instruments (Continued)

The effects of derivative instruments designated as cash flow hedges on the Consolidated Statements of Operations at fiscal year end 2011, 2010, and 2009 were as follows:

Derivatives Designated as Cash Flow Hedges	Gain (Loss) Recognized in OCI (Effective Portion)	Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)		Gain (Loss) Recognized in Income (Ineffective Portion and Amount Excluded From Effectiveness Testing)	
	Amount	Location	Amount	Location	Amount
		(in millions)			
Fiscal year end 2011:					
Foreign currency contracts	$ 1	Cost of sales	$ 5	Cost of sales	$ —
Commodity swap contracts	29	Cost of sales	42	Cost of sales	—
Interest rate swaps and swaptions(1)	(9)	Interest expense	(5)	Interest expense	(1)
Total	$ 21		$42		$ (1)
Fiscal year end 2010:					
Foreign currency contracts	$ 4	Cost of sales	$ 2	Cost of sales	$ —
Commodity swap contracts	20	Cost of sales	9	Cost of sales	—
Interest rate swaps and swaptions(1)	(12)	Interest expense	(5)	Interest expense	(5)
Total	$ 12		$ 6		$ (5)
Fiscal year end 2009:					
Foreign currency contracts	$ 1	Cost of sales	$(1)	Cost of sales	$ —
Commodity swap contracts	3	Cost of sales	3	Cost of sales	—
Interest rate swaps and swaptions(1)	—	Interest expense(2)	(9)	Interest expense	—
Total	$ 4		$(7)		$ —

(1) Certain forward starting interest rate swaps designated as cash flow hedges were terminated in September 2007. Terminated forward starting interest rate swaps resulted in losses of $5 million, $5 million, and $9 million reflected in interest expense in fiscal 2011, 2010, and 2009, respectively. Forward starting interest rate swaps in place at September 30, 2011 and September 24, 2010 resulted in losses of $9 million and $12 million, respectively, in other comprehensive income related to the effective portions of the hedge during fiscal 2011 and 2010, respectively. Interest rate swaptions in place at September 30, 2011 and September 24, 2010 resulted in no gains or losses in other comprehensive income related to the effective portions of the hedge and losses of $1 million and $5 million, respectively, in interest expense as a result of amounts excluded from the hedging relationship. There were no swaptions or forward starting interest rate swaps in place in fiscal 2009.

(2) Interest expense associated with terminated forward starting interest rate swaps recognized during fiscal 2009 included $3 million of interest expense recognized as a result of our 2009 tender offer. See Note 11 for additional information regarding the tender offer.

14. Financial Instruments (Continued)

The effects of derivative instruments not designated as hedging instruments on the Consolidated Statements of Operations at fiscal year end 2011, 2010, and 2009 were as follows:

	Gain (Loss) Recognized			
		Fiscal		
Derivatives not Designated as Hedging Instruments	Location	2011	2010	2009
		(in millions)		
Foreign currency contracts	Selling, general, and administrative expenses	$ 7	$18	$(178)
Investment swaps	Selling, general, and administrative expenses	(1)	2	—
Total		$ 6	$20	$(178)

During fiscal 2011, 2010, and 2009, we incurred gains of $7 million, gains of $18 million, and losses of $178 million, respectively, as a result of marking foreign currency derivatives not designated as hedging instruments to fair value. Fiscal 2011 and 2010 gains were largely offset by losses realized as a result of re-measuring the underlying assets and liabilities denominated in foreign currencies to primarily the Euro or U.S. Dollar. Fiscal 2009 losses were primarily related to changes in certain Eastern European currencies during the first quarter of fiscal 2009 and were largely offset by the gains realized as a result of re-measuring the underlying assets and liabilities denominated in foreign currencies to primarily the Euro or U.S. Dollar.

15. Fair Value Measurements

Guidance on fair value measurement in ASC 820, *Fair Value Measurements and Disclosures*, specifies a fair value hierarchy based upon the observability of the inputs utilized in valuation of certain assets and liabilities. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. Fair value measurements are classified under the following hierarchy:

- Level 1—Quoted prices in active markets for identical assets and liabilities.
- Level 2—Quoted prices in active markets for similar assets and liabilities, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flows methodologies, and similar techniques that use significant unobservable inputs.

15. Fair Value Measurements (Continued)

Financial assets and liabilities recorded at fair value on a recurring basis were as follows:

Description	Fair Value Measurements Using Inputs Considered as			Fair Value
	Level 1	Level 2	Level 3	
		(in millions)		
September 30, 2011:				
Assets:				
Commodity swap contracts	$ 13	$ —	$ —	$ 13
Interest rate swaps and swaptions	—	21	—	21
Foreign currency contracts[(1)]	—	7	—	7
Rabbi trust assets	5	79	—	84
Total assets at fair value	$ 18	$107	$ —	$125
Liabilities:				
Commodity swap contracts	$ 14	$ —	$ —	$ 14
Interest rate swaps and swaptions	—	21	—	21
Investment swap contracts	—	5	—	5
Foreign currency contracts[(1)]	—	11	—	11
Total liabilities at fair value	$ 14	$ 37	$ —	$ 51
September 24, 2010:				
Assets:				
Commodity swap contracts	$ 12	$ —	$ —	$ 12
Interest rate swaps and swaptions	—	3	—	3
Investment swap contracts	—	2	—	2
Foreign currency contracts[(1)]	—	9	—	9
Rabbi trust assets	6	78	—	84
Total assets at fair value	$ 18	$ 92	$ —	$110
Liabilities:				
Interest rate swaps and swaptions	$ —	$ 12	$ —	$ 12
Foreign currency contracts[(1)]	—	3	—	3
Total liabilities at fair value	$ —	$ 15	$ —	$ 15

(1) Contracts are presented gross without regard to any right of offset that exists. See Note 14 for a reconciliation of amounts to the Consolidated Balance Sheets.

15. Fair Value Measurements (Continued)

The following is a description of the valuation methodologies used for the respective financial assets and liabilities measured at fair value on a recurring basis:

- Commodity swap contracts—Fair value of these assets and liabilities is determined using quoted prices on futures exchanges (level 1).
- Interest rate swaps and swaptions—Fair value of these assets and liabilities is determined based on observable inputs other than quoted prices. The positions are primarily valued using market approach models that use readily observable interest rates as their basis (level 2).
- Investment swap contracts—Fair value of these assets is determined based on observable inputs other than quoted prices. The positions are primarily valued using market approach models that use readily observable equity returns as their basis (level 2).
- Foreign currency contracts—Fair value of these assets and liabilities is determined using the market approach. Values are based on observable market transactions of spot and forward currency rates (level 2).
- Rabbi trust assets—Rabbi trust assets are principally comprised of comingled equity funds that are marked to fair value based on unadjusted quoted prices in active markets (level 1) and fixed income securities that are marked to fair value based on quoted market prices or other pricing determinations based on the results of market approach valuation models using observable market data such as recently reported trades, bid and offer information, and benchmark securities (level 2).

The majority of derivatives that we enter into are valued using the over-the-counter quoted market prices for similar instruments. We do not believe that fair values of these derivative instruments materially differ from the amounts that could be realized upon settlement or maturity.

As of September 30, 2011 and September 24, 2010, we did not have significant financial assets or liabilities that were measured at fair value on a non-recurring basis or non-financial assets or liabilities that were measured at fair value.

During fiscal 2010, we used significant other observable inputs (level 2) to calculate a $12 million impairment charge related to the Dulmison connectors and fittings product line sold during fiscal 2010 for $12 million. See Note 3 for additional information.

16. Retirement Plans

Defined Benefit Pension Plans

We have a number of contributory and noncontributory defined benefit retirement plans covering certain of our U.S. and non-U.S. employees, designed in accordance with local customs and practice.

The net periodic benefit cost for all U.S. and non-U.S. defined benefit pension plans in fiscal 2011, 2010, and 2009 was as follows:

	U.S. Plans			Non-U.S. Plans		
	Fiscal			Fiscal		
	2011	2010	2009	2011	2010	2009
	($ in millions)					
Service cost	$ 7	$ 6	$ 7	$ 65	$ 58	$ 55
Interest cost	52	54	58	88	83	81
Expected return on plan assets	(63)	(59)	(61)	(59)	(53)	(57)
Amortization of prior service credit	—	—	—	(5)	(1)	—
Amortization of net actuarial loss	35	33	15	41	29	13
Curtailment/settlement loss	—	2	—	1	—	—
Net periodic pension benefit cost	$ 31	$ 36	$ 19	$ 131	$ 116	$ 92
Weighted-average assumptions used to determine net pension benefit cost during the period:						
Discount rate	5.10%	5.85%	7.05%	3.97%	4.59%	5.11%
Expected return on plan assets	7.45%	7.69%	7.54%	5.37%	5.58%	5.75%
Rate of compensation increase	4.00%	4.00%	4.00%	3.50%	3.51%	3.63%

16. Retirement Plans (Continued)

The following table represents the changes in benefit obligations, plan assets, and the net amount recognized on the Consolidated Balance Sheets for all U.S. and non-U.S. defined benefit plans at fiscal year end 2011 and 2010:

	U.S. Plans		Non-U.S. Plans	
	Fiscal		Fiscal	
	2011	2010	2011	2010
	($ in millions)			
Change in benefit obligations:				
Benefit obligation at beginning of fiscal year	$1,058	$ 966	$2,137	$ 1,909
Service cost	7	6	65	58
Interest cost	52	54	88	83
Employee contributions	—	—	6	5
Plan amendments	—	—	(114)	1
Actuarial loss (gain)	61	98	(255)	188
Benefits and administrative expenses paid	(64)	(61)	(85)	(73)
De-recognition of annuity contracts(1)	—	—	(74)	—
New plans	—	—	78	—
Curtailment/settlement gain	—	(5)	(27)	(16)
Currency translation	—	—	79	(18)
Benefit obligation at end of fiscal year	1,114	1,058	1,898	2,137
Change in plan assets:				
Fair value of plan assets at beginning of fiscal year	883	799	1,063	977
Actual return on plan assets	31	96	(7)	44
Employer contributions	1	54	88	125
Employee contributions	—	—	6	5
De-recognition of annuity contracts(1)	—	—	(99)	—
Benefits and administrative expenses paid	(64)	(61)	(85)	(73)
Settlement gain	—	(5)	(27)	(10)
Currency translation	—	—	41	(5)
Fair value of plan assets at end of fiscal year	851	883	980	1,063
Funded status	$ (263)	$ (175)	$ (918)	$(1,074)
Amounts recognized on the Consolidated Balance Sheets:				
Other assets	$ —	$ —	$ 3	$ 4
Accrued and other current liabilities	(3)	(4)	(19)	(11)
Long-term pension and postretirement liabilities	(260)	(171)	(902)	(1,067)
Net amount recognized	$ (263)	$ (175)	$ (918)	$(1,074)
Weighted-average assumptions used to determine pension benefit obligations at period end:				
Discount rate	4.71%	5.10%	4.12%	3.97%
Rate of compensation increase	4.00%	4.00%	3.01%	3.50%

(1) During fiscal 2011, we de-recognized certain non-U.S. annuity contracts that represented partial plan settlements.

16. Retirement Plans (Continued)

The pre-tax amounts recognized in accumulated other comprehensive income for all U.S. and non-U.S. defined benefit pension plans in fiscal 2011 and 2010 were as follows:

	U.S. Plans		Non-U.S. Plans	
	Fiscal		Fiscal	
	2011	2010	2011	2010
	(in millions)			
Change in net loss:				
Unrecognized net loss at beginning of fiscal year	$446	$421	$ 717	$551
Current year changes recorded to accumulated other comprehensive income	93	61	(164)	197
Amortization reclassified to earnings	(35)	(33)	(41)	(31)
Curtailment/settlement reclassified to earnings	—	—	(1)	(4)
Other	—	(3)	28	4
Unrecognized net loss at end of fiscal year	$504	$446	$ 539	$717
Change in prior service credits:				
Unrecognized prior service credit at beginning of fiscal year	$ —	$ —	$ (4)	$ (7)
Current year changes recorded to accumulated other comprehensive income	—	—	(114)	—
Amortization reclassified to earnings	—	—	5	2
Other	—	—	(7)	1
Unrecognized prior service credit at end of fiscal year	$ —	$ —	$(120)	$ (4)

Unrecognized actuarial gains and prior service credits recorded to accumulated other comprehensive income for non-U.S. defined benefit pension plans in fiscal 2011 are principally the result of changes in the rate of compensation increase assumption and a significant plan amendment adopted during fiscal 2011.

The estimated amortization from accumulated other comprehensive income into net periodic benefit cost in fiscal 2012 is as follows:

	U.S. Plans	Non-U.S. Plans
	(in millions)	
Amortization of net actuarial loss	$(42)	$(30)
Amortization of prior service credit	—	9
Total	$(42)	$(21)

In determining the expected return on plan assets, we consider the relative weighting of plan assets by class and individual asset class performance expectations.

The investment strategy for the U.S. pension plans is governed by our investment committee; investment strategies for non-U.S. pension plans are governed locally. Our investment strategy for our pension plans is to manage the plans on a going concern basis. Current investment policy is to achieve a reasonable return on assets, subject to a prudent level of portfolio risk, for the purpose of enhancing the security of benefits for participants. Projected returns are based primarily on pro forma asset

16. Retirement Plans (Continued)

allocation, expected long-term returns, and forward-looking estimates of active portfolio and investment management.

During fiscal 2008, our investment committee made the decision to change the target asset allocation of the U.S. plans' master trust from 60% equity and 40% fixed income to 30% equity and 70% fixed income in an effort to better align asset risk with the anticipated payment of benefit obligations. The target asset allocation transition began in fiscal 2008. Asset reallocation will continue over a multi-year period based on the funded status of the U.S. plans' master trust and market conditions.

Target weighted-average asset allocations and weighted-average asset allocations for U.S. and non-U.S. pension plans at fiscal year end 2011 and 2010 were as follows:

	U.S. Plans			Non-U.S. Plans		
	Target	Fiscal 2011	Fiscal 2010	Target	Fiscal 2011	Fiscal 2010
Asset Category:						
Equity securities	30%	35%	44%	47%	44%	36%
Debt securities	70	63	54	34	38	32
Insurance contracts and other investments	—	2	2	17	16	30
Real estate	—	—	—	2	2	2
Total	100%	100%	100%	100%	100%	100%

TE Connectivity common shares are not a direct investment of our pension funds; however, the pension funds may indirectly include TE Connectivity shares. The aggregate amount of the TE Connectivity common shares would not be considered material relative to the total pension fund assets.

Our funding policy is to make contributions in accordance with the laws and customs of the various countries in which we operate as well as to make discretionary voluntary contributions from time to time. We anticipate that, at a minimum, we will make the minimum required contributions to our pension plans in fiscal 2012 of $3 million for U.S. plans and $97 million for non-U.S. plans.

Benefit payments, which reflect future expected service, as appropriate, are expected to be paid as follows:

	U.S. Plans	Non-U.S. Plans
	(in millions)	
Fiscal 2012	$ 61	$ 76
Fiscal 2013	62	76
Fiscal 2014	62	76
Fiscal 2015	65	84
Fiscal 2016	66	84
Fiscal 2017-2021	351	473

16. Retirement Plans (Continued)

The accumulated benefit obligation for all U.S. and non-U.S. plans as of fiscal year end 2011 and 2010 was as follows:

	U.S. Plans		Non-U.S. Plans	
	Fiscal		Fiscal	
	2011	2010	2011	2010
	(in millions)			
Accumulated benefit obligation	$1,113	$1,054	$1,726	$1,802

The accumulated benefit obligation and fair value of plan assets for U.S. and non-U.S. pension plans with accumulated benefit obligations in excess of plan assets at fiscal year end 2011 and 2010 were as follows:

	U.S. Plans		Non-U.S. Plans	
	Fiscal		Fiscal	
	2011	2010	2011	2010
	(in millions)			
Accumulated benefit obligation	$1,113	$1,054	$1,650	$1,717
Fair value of plan assets	851	883	886	962

The projected benefit obligation and fair value of plan assets for U.S. and non-U.S. pension plans with projected benefit obligations in excess of plan assets at fiscal year end 2011 and 2010 were as follows:

	U.S. Plans		Non-U.S. Plans	
	Fiscal		Fiscal	
	2011	2010	2011	2010
	(in millions)			
Projected benefit obligation	$1,114	$1,058	$1,863	$2,103
Fair value of plan assets	851	883	942	1,025

16. Retirement Plans (Continued)

We value our pension assets based on the fair value hierarchy of ASC 820, *Fair Value Measurements and Disclosures*. Details of the fair value hierarchy are described in Note 15. The following table presents our defined benefit pension plans' asset categories and their associated fair value within the fair value hierarchy at fiscal year end 2011 and 2010:

	U.S. Plans				Non-U.S. Plans			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
				(in millions)				
September 30, 2011:								
Equity:								
Equity securities:								
U.S. equity securities[1]	$145	$ —	$—	$145	$ 43	$ —	$ —	$ 43
Non-U.S. equity securities[1]	152	—	—	152	61	—	—	61
Commingled equity funds[2]	—	—	—	—	—	327	—	327
Fixed income:								
Government bonds[3]	—	73	—	73	—	134	—	134
Corporate bonds[4]	—	459	—	459	—	104	—	104
Commingled bond fund[5]	—	—	—	—	—	130	—	130
Structured products[6]	—	4	—	4	—	—	—	—
Real estate investments[7]	—	—	—	—	—	—	20	20
Insurance contracts[8]	—	—	—	—	—	85	—	85
Other[9]	—	8	—	8	—	21	34	55
Subtotal	$297	$544	$—	841	$104	$801	$ 54	959
Items to reconcile to fair value of plan assets[10]				10				21
Fair value of plan assets				$851				$ 980
September 24, 2010:								
Equity:								
Equity securities:								
U.S. equity securities[1]	$173	$ —	$—	$173	$ 93	$ —	$ —	$ 93
Non-U.S. equity securities[1]	210	—	—	210	110	—	—	110
Commingled equity funds[2]	—	—	—	—	—	182	—	182
Fixed income:								
Government bonds[3]	—	60	—	60	—	128	—	128
Corporate bonds[4]	—	404	—	404	—	89	—	89
Commingled bond fund[5]	—	—	—	—	—	116	—	116
Structured products[6]	—	13	—	13	—	3	—	3
Real estate investments[7]	—	—	—	—	—	—	18	18
Insurance contracts[8]	—	—	—	—	—	242	—	242
Other[9]	—	11	—	11	—	24	—	24
Subtotal	$383	$488	$—	871	$203	$784	$ 18	1,005
Items to reconcile to fair value of plan assets[10]				12				58
Fair value of plan assets				$883				$1,063

(1) U.S. and non-U.S. equity securities are valued at the closing price reported on the stock exchange on which the individual securities are traded.

16. Retirement Plans (Continued)

(2) Commingled equity funds are pooled investments in multiple equity-type securities. Fair value is calculated as the closing price of the underlying investments, an observable market condition, divided by the number of shares of the fund outstanding.

(3) Government bonds are marked to fair value based on quoted market prices or market approach valuation models using observable market data such as quotes, spreads, and data points for yield curves.

(4) Corporate bonds are marked to fair value based on quoted market prices or market approach valuation models using observable market data such as quotes, spreads, and data points for yield curves.

(5) Commingled bond funds are pooled investments in multiple debt-type securities. Fair value is calculated as the closing price of the underlying investments, an observable market condition, divided by the number of shares of the fund outstanding.

(6) Structured products include collateralized obligations, and mortgage- and asset-backed securities. These fixed income securities are valued using institutional bid evaluations in which pricing vendors use models to arrive at an estimated price. The inputs to these models are considered to be observable, market-based data.

(7) Real estate investments include investments in commingled real estate funds. The investments are valued at their net asset value which is calculated using unobservable inputs that are supported by little or no market activity.

(8) Insurance contracts are valued using cash surrender value, or face value of the contract if a cash surrender value is unavailable. These values represent the amount that the plan would receive on termination of the underlying contract.

(9) Other investments are primarily comprised of derivatives and short term investments, which are marked to fair value using models that are supported by observable market based data (level 2) and hedge funds valued at their net asset value which is calculated using unobservable inputs that are supported by little or no market activity (level 3).

(10) Items to reconcile to fair value of plan assets include amounts receivable for securities sold, amounts payable for securities purchased, and any cash balances, considered to be carried at book value, that are held in the plans.

The following table sets forth a summary of changes in the fair value of Level 3 assets contained in the non-U.S. plans during fiscal 2011 and 2010:

	Real Estate	Hedge Funds
	(in millions)	
Balance at September 25, 2009	$16	$—
Return on assets held at end of year	1	—
Purchases, sales, and settlements, net	1	—
Balance at September 24, 2010	18	—
Return on assets held at end of year	1	(1)
Purchases, sales, and settlements, net	1	35
Balance at September 30, 2011	$20	$34

Defined Contribution Retirement Plans

We maintain several defined contribution retirement plans, the most significant of which is located in the U.S., which include 401(k) matching programs, as well as qualified and nonqualified profit sharing and share bonus retirement plans. Expense for the defined contribution plans is computed as a percentage of participants' compensation and was $65 million, $56 million, and $55 million for fiscal 2011, 2010, and 2009, respectively.

Deferred Compensation Plans and Rabbi Trusts

We maintain nonqualified deferred compensation plans, which permit eligible employees to defer a portion of their compensation. A record keeping account is set up for each participant and the participant chooses from a variety of measurement funds for the deemed investment of their accounts.

16. Retirement Plans (Continued)

The measurement funds correspond to a number of funds in our 401(k) plans and the account balance fluctuates with the investment returns on those funds. Total deferred compensation liabilities were $67 million and $49 million at fiscal year end 2011 and 2010, respectively. See Note 14 for additional information regarding our risk management strategy related to deferred compensation liabilities.

Additionally, we have established rabbi trusts, related to certain acquired companies, through which the assets may be used to pay non-qualified plan benefits. The trusts primarily hold bonds and equities. The rabbi trust assets are subject to the claims of our creditors in the event of our insolvency; plan participants are general creditors of ours with respect to these benefits. The value of the assets held by these trusts, included in other assets on the Consolidated Balance Sheets, was $84 million at fiscal year end 2011 and 2010. Total liabilities related to the assets held by the rabbi trust and reflected on the Consolidated Balance Sheets were $18 million and $19 million at fiscal year end 2011 and 2010, respectively, and include certain deferred compensation liabilities (referred to above), split dollar life insurance policy liabilities, and an unfunded pension plan in the U.S. Plan participants are general creditors of ours with respect to these benefits.

Postretirement Benefit Plans

In addition to providing pension and 401(k) benefits, we also provide certain health care coverage continuation for qualifying retirees from the date of retirement to age 65.

Net periodic postretirement benefit cost in fiscal 2011, 2010, and 2009 was as follows:

	Fiscal		
	2011	2010	2009
	($ in millions)		
Service cost	$ 1	$ 1	$ 1
Interest cost	2	2	2
Curtailment/settlement gain	—	—	(1)
Net periodic postretirement benefit cost	$ 3	$ 3	$ 2
Weighted-average assumptions used to determine net postretirement benefit cost during the period:			
Discount rate	4.95%	6.05%	7.05%
Rate of compensation increase	4.00%	4.00%	4.00%

16. Retirement Plans (Continued)

The components of the accrued postretirement benefit obligations, substantially all of which are unfunded, at fiscal year end 2011 and 2010, were as follows:

	Fiscal	
	2011	2010
	($ in millions)	
Change in benefit obligations:		
Benefit obligation at beginning of fiscal year	$ 47	$ 42
Service cost	1	1
Interest cost	2	2
Actuarial (gain) loss	(2)	3
Benefits paid	(1)	(1)
Benefit obligation at end of fiscal year	47	47
Change in plan assets:		
Fair value of assets at beginning of fiscal year	3	3
Employer contributions	1	1
Benefits paid	(1)	(1)
Fair value of plan assets at end of fiscal year	3	3
Funded status	$ (44)	$ (44)
Amounts recognized on the Consolidated Balance Sheets:		
Accrued and other current liabilities	$ (2)	$ (2)
Long-term pension and postretirement liabilities	(42)	(42)
Net amount recognized	$ (44)	$ (44)
Weighted-average assumptions used to determine postretirement benefit obligations at period end:		
Discount rate	5.00%	4.95%
Rate of compensation increase	4.00%	4.00%

Unrecognized prior service costs and actuarial losses of $2 million and $3 million at fiscal year end 2011 and 2010, respectively, were recorded in other comprehensive income. Amortization of the current balance into net periodic benefit cost is expected to be insignificant in fiscal 2012.

Our investment strategy for our postretirement benefit plans is to achieve a reasonable return on assets, subject to a prudent level of portfolio risk. The plan is invested in debt securities, which are considered level 2 in the fair value hierarchy, and equity securities, which are considered level 1 in the fair value hierarchy, and targets an allocation of 50% in each category.

We expect to make contributions to our postretirement benefit plans of $2 million in fiscal 2012.

16. Retirement Plans (Continued)

Benefit payments, which reflect future expected service, as appropriate, are expected to be paid as follows:

	(in millions)
Fiscal 2012	$ 3
Fiscal 2013	3
Fiscal 2014	3
Fiscal 2015	3
Fiscal 2016	3
Fiscal 2017-2021	14

Health care cost trend assumptions used to determine postretirement benefit obligations are as follows:

	Fiscal	
	2011	2010
Health care cost trend rate assumed for next fiscal year	7.74%	7.98%
Rate to which the cost trend rate is assumed to decline	4.50%	4.50%
Fiscal year the ultimate trend rate is achieved	2029	2029

A one-percentage point change in assumed healthcare cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
	(in millions)	
Effect on total of service and interest cost	$—	$—
Effect on postretirement benefit obligation	5	(4)

17. Income Taxes

Our operations are conducted through our various subsidiaries in a number of countries throughout the world. We have provided for income taxes based upon the tax laws and rates in the countries in which our operations are conducted and income and loss from operations is subject to taxation.

Significant components of the income tax provision (benefit) for fiscal 2011, 2010, and 2009 were as follows:

	Fiscal		
	2011	2010	2009
	(in millions)		
Current:			
United States:			
Federal	$ 50	$ 342	$ (92)
State	20	45	(16)
Non-U.S.	197	71	115
Current income tax provision	267	458	7
Deferred:			
United States:			
Federal	62	41	(482)
State	—	8	(11)
Non-U.S.	47	(14)	(81)
Deferred income tax provision (benefit)	109	35	(574)
Provision (benefit) for income taxes	$ 376	$ 493	$ (567)

The U.S. and non-U.S. components of income (loss) from continuing operations before income taxes for fiscal 2011, 2010, and 2009 were as follows:

	Fiscal		
	2011	2010	2009
	(in millions)		
U.S.	$ 268	$ 26	$(3,813)
Non-U.S.	1,361	1,532	143
Income (loss) from continuing operations before income taxes	$1,629	$1,558	$(3,670)

17. Income Taxes (Continued)

The reconciliation between U.S. federal income taxes at the statutory rate and provision (benefit) for income taxes on continuing operations for fiscal 2011, 2010, and 2009 was as follows:

	Fiscal		
	2011	2010	2009
		(in millions)	
Notional U.S. federal income tax provision (benefit) at the statutory rate	$ 570	$ 545	$(1,285)
Adjustments to reconcile to the income tax provision (benefit):			
U.S. state income tax provision (benefit), net	13	34	(17)
Other (income) expense—Tax Sharing Agreement	(9)	(62)	24
Class action settlement	—	(2)	26
Divestitures and impairments	—	1	734
Tax law changes	1	(1)	(21)
Tax credits	(9)	(3)	(19)
Non-U.S. net earnings(1)	(251)	(257)	(119)
Nondeductible charges	16	16	6
Change in accrued income tax liabilities	30	267	48
Allocated gain on retirement of debt	—	—	(7)
Valuation allowance	2	(64)	48
Other	13	19	15
Provision (benefit) for income taxes	$ 376	$ 493	$ (567)

(1) Excludes asset impairments, nondeductible charges, and other items which are broken out separately in the table.

The tax provision for fiscal 2011 reflects income tax benefits recognized in connection with profitability in certain entities operating in lower tax rate jurisdictions partially offset by accrued interest related to uncertain tax positions. In addition, the provision for fiscal 2011 reflects income tax benefits of $35 million associated with the completion of fieldwork and the settlement of certain U.S. tax matters.

The tax provision for fiscal 2010 reflects charges of $307 million primarily associated with certain proposed adjustments to prior year income tax returns and related accrued interest partially offset by income tax benefits of $101 million recognized in connection with the completion of certain non-U.S. audits of prior year income tax returns. The charges of $307 million and the income tax benefits of $101 million are reflected in change in accrued income tax liabilities in fiscal 2010 in the reconciliation above. In addition, the provision for fiscal 2010 reflects an income tax benefit of $72 million recognized in connection with a reduction in the valuation allowance associated with tax loss carryforwards in certain non-U.S. locations.

The tax provision for fiscal 2009 was impacted by the $3,547 million pre-tax impairment of goodwill for which a partial tax benefit of $523 million was recorded, a $144 million pre-tax charge related to pre-separation securities litigation for which a partial tax benefit of $25 million was recorded, a $28 million charge related to the settlement of a tax matter (see Note 13 for additional information), and a $24 million detriment related to a $68 million pre-tax expense recognized pursuant to our Tax Sharing Agreement with Tyco International and Covidien. See Notes 13 and 18 for additional information regarding the Tax Sharing Agreement. Additionally, as discussed further below, the

17. Income Taxes (Continued)

fiscal 2009 tax provision included adjustments related to prior years tax returns, including a $49 million tax benefit reflected in change in accrued income tax liabilities in the reconciliation above.

During fiscal 2009, in connection with the IRS examination of our 2001 through 2004 U.S. federal income tax returns, certain favorable adjustments were identified and presented to the IRS. These adjustments resulted in a net $49 million tax benefit included in the tax provision, a $42 million increase to deferred tax assets, and a $7 million reduction of income tax liabilities. We concluded these items were not material to current or prior years financial statements and, accordingly, recorded them during the fourth quarter of fiscal 2009.

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax asset at fiscal year end 2011 and 2010 were as follows:

	Fiscal	
	2011	2010
	(in millions)	
Deferred tax assets:		
Accrued liabilities and reserves	$ 277	$ 276
Tax loss and credit carryforwards	3,578	3,763
Inventories	48	52
Pension and postretirement benefits	317	372
Deferred revenue	14	7
Interest	312	268
Unrecognized tax benefits	455	436
Other	33	18
	5,034	5,192
Deferred tax liabilities:		
Intangible assets	(527)	(445)
Property, plant, and equipment	(91)	(76)
Other	(84)	(41)
	(702)	(562)
Net deferred tax asset before valuation allowance	4,332	4,630
Valuation allowance	(1,930)	(2,236)
Net deferred tax asset	$2,402	$2,394

Tax loss and credit carryforwards decreased primarily due to the utilization of operating loss carryforwards in fiscal 2011. Included in the decrease was $536 million related to the taxable appreciation of investments in subsidiaries in certain taxing jurisdictions. The valuation allowance was reduced in fiscal 2011 by a corresponding $536 million.

Tax loss and credit carryforwards increased $503 million and the valuation allowance increased $260 million in fiscal 2011 as a result of our acquisition of ADC. The valuation allowance was provided for certain ADC tax attributes due to the uncertainty of their realization in the future. The U.S. federal and state net operating loss and credit carryforwards we acquired in connection with the ADC acquisition are subject to various annual limitations under Section 382 of the Internal Revenue Code.

17. Income Taxes (Continued)

At fiscal year end 2011, we had approximately $1,632 million of U.S. federal and $141 million of U.S state net operating loss carryforwards (tax effected) which will expire in future years through 2031. In addition, at fiscal year end 2011, we had approximately $149 million of U.S. federal tax credit carryforwards, of which $38 million have no expiration and $111 million will expire in future years through 2031, and $41 million of U.S. state tax credits carryforwards which will expire in future years through 2026. At fiscal year end 2011, we also had $71 million of U.S. federal capital loss carryforwards (tax effected) expiring through 2016.

At fiscal year end 2011, we had approximately $1,518 million of net operating loss carryforwards (tax effected) in certain non-U.S. jurisdictions, of which $1,229 million have no expiration and $289 million will expire in future years through 2031. Also, at fiscal year end 2011, there were $3 million of non-U.S. tax credit carryforwards of which $2 million have no expiration and $1 million will expire in future years through 2025. In addition, $23 million of non-U.S. capital loss carryforwards (tax effected) have no expiration.

The valuation allowance for deferred tax assets of $1,930 million and $2,236 million at fiscal year end 2011 and 2010, respectively, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss, capital loss, and credit carryforwards in various jurisdictions. We believe that we will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets on our Consolidated Balance Sheet. The valuation allowance was calculated in accordance with the provisions of ASC 740, *Income Taxes*, which require that a valuation allowance be established or maintained when it is more likely than not that all or a portion of deferred tax assets will not be realized. At fiscal year end 2011, approximately $56 million of the valuation allowance relates to share-based compensation and will be recorded to equity if certain net operating losses and tax credit carryforwards are utilized.

The calculation of our tax liabilities includes estimates for uncertainties in the application of complex tax regulations across multiple global jurisdictions where we conduct our operations. Under the uncertain tax position provisions of ASC 740, we recognize liabilities for tax as well as related interest for issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes and related interest will be due. These tax liabilities and related interest are reflected net of the impact of related tax loss carryforwards as such tax loss carryforwards will be applied against these tax liabilities and will reduce the amount of cash tax payments due upon the eventual settlement with the tax authorities. These estimates may change due to changing facts and circumstances; however, due to the complexity of these uncertainties, the ultimate resolution may result in a settlement that differs from our current estimate of the tax liabilities and related interest. Further, management has reviewed with tax counsel the issues raised by certain taxing authorities and the adequacy of these recorded amounts. If our current estimate of tax and interest liabilities is less than the ultimate settlement, an additional charge to income tax expense may result. If our current estimate of tax and interest liabilities is more than the ultimate settlement, income tax benefits may be recognized.

We have provided income taxes for earnings that are currently distributed as well as the taxes associated with several subsidiaries' earnings that are expected to be distributed in fiscal 2012. No additional provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of subsidiaries or for unrecognized deferred tax liabilities for temporary differences related to basis differences in investments in subsidiaries, as such earnings are expected to be permanently reinvested, the investments are essentially permanent in duration, or we have concluded that no additional tax

17. Income Taxes (Continued)

liability will arise as a result of the distribution of such earnings. As of September 30, 2011, certain subsidiaries had approximately $17 billion of undistributed earnings that we intend to permanently reinvest. A liability could arise if our intention to permanently reinvest such earnings were to change and amounts are distributed by such subsidiaries or if such subsidiaries are ultimately disposed. It is not practicable to estimate the additional income taxes related to permanently reinvested earnings or the basis differences related to investments in subsidiaries.

Uncertain Tax Position Provisions of ASC 740

As of September 30, 2011, we had total unrecognized tax benefits of $1,783 million. If recognized in future periods, $1,684 million of these currently unrecognized tax benefits would impact the income tax provision and effective tax rate. As of September 24, 2010, we had total unrecognized tax benefits of $1,689 million. If recognized in future periods, $1,603 million of these unrecognized tax benefits would impact the income tax provision and effective tax rate. The following table summarizes the activity related to unrecognized tax benefits:

	Fiscal		
	2011	2010	2009
		(in millions)	
Balance at beginning of fiscal year	$1,689	$1,799	$2,009
Additions related to prior periods tax positions	123	104	57
Reductions related to prior periods tax positions	(98)	(205)	(292)
Additions related to current period tax positions	43	24	29
Current year acquisitions	45	—	—
Settlements	(3)	(31)	(2)
Reductions due to lapse of applicable statute of limitations	(16)	(2)	(2)
Balance at end of fiscal year	$1,783	$1,689	$1,799

We record accrued interest as well as penalties related to uncertain tax positions as part of the provision for income taxes. As of September 30, 2011, we had recorded $1,287 million of accrued interest and penalties related to uncertain tax positions on the Consolidated Balance Sheet of which $1,154 million was recorded in income taxes and $133 million was recorded in accrued and other current liabilities. During fiscal 2011, 2010, and 2009, we recognized $86 million, $231 million, and $82 million, respectively, of interest and penalties on the Consolidated Statements of Operations. As of September 24, 2010, the balance of accrued interest and penalties was $1,252 million of which $1,119 million was recorded in income taxes and $133 million was recorded in accrued and other current liabilities.

In fiscal 2007, the IRS concluded its field examination of certain of Tyco International's U.S. federal income tax returns for the years 1997 through 2000. Tyco International is in the process of appealing certain tax adjustments proposed by the IRS related to this period. During fiscal 2011, the IRS completed its field examination of certain Tyco International income tax returns for the years 2001 through 2004 and issued Revenue Agent Reports which reflect the IRS' determination of proposed tax adjustments for the 2001 through 2004 period. Also, during fiscal 2011 the IRS commenced its audit of certain Tyco International income tax returns for the years 2005 through 2007. See Note 13 for additional information regarding the status of IRS examinations.

17. Income Taxes (Continued)

We file income tax returns on a combined, unitary, or stand-alone basis in multiple state and local jurisdictions, which generally have statutes of limitations ranging from 3 to 4 years. Various state and local income tax returns are currently in the process of examination or administrative appeal.

Our non-U.S. subsidiaries file income tax returns in the countries in which they have operations. Generally, these countries have statutes of limitations ranging from 3 to 10 years. Various non-U.S. subsidiary income tax returns are currently in the process of examination by taxing authorities.

As of September 30, 2011, under applicable statutes, the following tax years remained subject to examination in the major tax jurisdictions indicated:

Jurisdiction	Open Years
Belgium	2008 through 2011
Brazil	2004 through 2011
Canada	2002 through 2011
China	2001 through 2011
Czech Republic	2008 through 2011
France	2008 through 2011
Germany	2006 through 2011
Hong Kong	2005 through 2011
India	2004 through 2011
Italy	2006 through 2011
Japan	2005 through 2011
Korea	2006 through 2011
Luxembourg	2006 through 2011
Netherlands	2006 through 2011
Portugal	2008 through 2011
Singapore	2000 through 2011
Spain	2007 through 2011
Switzerland	2009 through 2011
United Kingdom	2008 through 2011
United States, federal and state and local	1996 through 2011

In most jurisdictions, taxing authorities retain the ability to review prior tax years and to adjust any net operating loss and tax credit carryforwards from these years that are utilized in a subsequent period.

Although it is difficult to predict the timing or results of certain pending examinations, it is our understanding that Tyco International continues to make progress towards resolving a substantial number of proposed tax adjustments for the audit cycles of 1997 through 2000; however, several significant matters remain in dispute. The remaining issues in dispute involve the tax treatment of certain intercompany debt transactions. Tyco International has indicated that it is unlikely to achieve the resolution of these contested adjustments through the IRS appeals process, and therefore may be required to litigate the disputed issues. For those issues not remaining in dispute, it is likely that Tyco International will settle with the IRS and pay any related deficiencies within the next twelve months. While the ultimate resolution is uncertain, based upon the current status of these examinations, we estimate that up to approximately $200 million of unrecognized tax benefits, excluding the impacts relating to accrued interest and penalties, could be resolved within the next twelve months.

17. Income Taxes (Continued)

We are not aware of any other matters that would result in significant changes to the amount of unrecognized tax benefits reflected on the Consolidated Balance Sheet as of September 30, 2011.

18. Other Income (Expense), Net

In fiscal 2011, we recorded net other income of $27 million, primarily consisting of income pursuant to the Tax Sharing Agreement with Tyco International and Covidien. During fiscal 2011, we recorded other expense of $14 million in connection with the completion of fieldwork and the settlement of certain U.S. tax matters. See additional information in Note 13. Also, see Note 12 for further information regarding the Tax Sharing Agreement.

In fiscal 2010, we recorded net other income of $177 million, primarily consisting of income pursuant to the Tax Sharing Agreement with Tyco International and Covidien. The income in fiscal 2010 reflects a net increase to the receivable from Tyco International and Covidien primarily related to certain proposed adjustments to prior period income tax returns and related accrued interest, partially offset by a decrease related to the completion of certain non-U.S. audits of prior year income tax returns.

In fiscal 2009, we recorded net other expense of $48 million, primarily consisting of $68 million of expense pursuant to the Tax Sharing Agreement with Tyco International and Covidien and a $22 million gain on the retirement of debt. The $68 million of expense is attributable to a net reduction of the receivable from Tyco International and Covidien primarily as a result of the settlement of various matters with the IRS. See Note 11 for additional information regarding the gain on retirement of debt.

19. Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to TE Connectivity Ltd. by the basic weighted-average number of common shares outstanding. Diluted earnings (loss) per share is computed by dividing net income (loss) attributable to TE Connectivity Ltd. by the weighted-average number of common shares outstanding adjusted for potentially dilutive unexercised share options and non-vested restricted share awards. The following table sets forth the denominators of the basic and diluted earnings (loss) per share computations:

	Fiscal		
	2011	2010	2009
	(in millions)		
Weighted-average shares outstanding:			
Basic	438	453	459
Dilutive share options and restricted share awards	5	4	—
Diluted	443	457	459

Certain share options were not included in the computation of diluted earnings (loss) per share because the instruments' underlying exercise prices were greater than the average market prices of TE Connectivity's common shares and inclusion would be antidilutive. Such shares not included in the computation were 13 million, 16 million, and 20 million for fiscal 2011, 2010, and 2009, respectively.

19. Earnings (Loss) Per Share (Continued)

As a result of our loss during fiscal 2009, non-vested restricted share awards and unexercised options to purchase TE Connectivity's common shares with underlying exercise prices less than the average market prices were excluded from the calculation of diluted loss per share as inclusion of these share awards and options would have been antidilutive. Share awards and options not included in the computation were 1 million for fiscal 2009.

20. Equity

Change of Domicile

Effective June 25, 2009, we changed our jurisdiction of incorporation from Bermuda to Switzerland. In connection with the Change of Domicile and in accordance with the laws of Switzerland, the par value of our common shares increased from $0.20 per share to 2.60 Swiss Francs ("CHF") per share (or $2.40 based on an exchange rate in effect on June 22, 2009). The Change of Domicile was approved at a special meeting of shareholders held on June 22, 2009. The following steps occurred in connection with the Change of Domicile, which did not result in a change to total Equity:

- the par value of common shares was increased from $0.20 to CHF 2.60 through a 1-for-12 reverse share split, followed by the issuance of 11 fully paid bonus shares so that the same number of shares were outstanding before and after the Change of Domicile but with an increased par value per share, which reduced contributed surplus by $1.1 billion with a corresponding increase to common shares;
- the cancellation of approximately 32 million shares held in treasury;
- the elimination of share premium with a corresponding increase to contributed surplus, all of which was designated as freely distributable reserves for Swiss corporate and tax law purposes; and
- the elimination of 125 million authorized preferred shares, none of which were issued and outstanding.

Common Shares

As a result of the adoption of our articles of association in connection with the Change of Domicile but prior to the distributions to shareholders discussed under "Dividends and Distributions to Shareholders" below, our ordinary share capital was $1,124 million with 468 million registered common shares and a par value of CHF 2.60 (or $2.40 based on an exchange rate in effect on June 22, 2009). Subject to certain conditions specified in the articles of association, we are authorized to increase our share capital by issuing new shares in aggregate not exceeding 50% of our authorized shares. Additionally, in March 2011, our shareholders reapproved and extended through March 9, 2013 our board of directors' authorization to issue additional new shares, subject to certain conditions specified in the articles, in aggregate not exceeding 50% of the amount of our authorized shares. Although we state our par value in Swiss Francs, we continue to use the U.S. Dollar as our reporting currency for preparing our Consolidated Financial Statements.

20. Equity (Continued)

Common Shares Held in Treasury

At September 30, 2011, approximately 39 million common shares were held in treasury, of which 15 million were owned by one of our subsidiaries. At September 24, 2010, approximately 25 million common shares were held in treasury, of which 21 million were owned by one of our subsidiaries. Shares held both directly by us and by our subsidiary are presented as treasury shares on the Consolidated Balance Sheet.

In March 2011, our shareholders approved the cancellation of 5,134,890 shares held in treasury purchased under our share repurchase program during the period from July 27, 2010 to December 24, 2010. The capital reduction by cancellation of these shares was subject to a notice period and filing with the commercial register and became effective in May 2011.

Contributed Surplus

Contributed surplus originally established during the Change of Domicile for Swiss tax and statutory purposes ("Swiss Contributed Surplus"), subject to certain conditions, is a freely distributable reserve. As of September 30, 2011 and September 24, 2010, Swiss Contributed Surplus was $8,940 million (equivalent to CHF 9,745 million) and $9,273 million (equivalent to CHF 10,059 million), respectively.

Upon our implementation of recently enacted Swiss tax law regarding the classification of Swiss Contributed Surplus for Swiss tax and statutory purposes, distributions to shareholders from Swiss Contributed Surplus will be free from withholding tax. We are in discussions with Swiss tax authorities regarding certain administrative aspects of the law related to the classification of Swiss Contributed Surplus for tax and statutory reporting purposes. Should we not be successful in our discussions, we may need to formally enter into an appeal process in order to gain a favorable ruling. Should we not gain favorable resolution, we may be required to make certain statutory reclassifications to Swiss Contributed Surplus that likely will limit our ability to make distributions free of withholding tax in future years and may negatively impact our ability to repurchase our shares in future years.

Dividends and Distributions to Shareholders

Under Swiss law, subject to certain conditions, distributions to shareholders made in the form of a reduction of registered share capital or from reserves from capital contributions (equivalent to Swiss Contributed Surplus) are exempt from Swiss withholding tax. See "Contributed Surplus" for additional information regarding our ability to make distributions free from withholding tax from contributed surplus. Distributions or dividends on our shares must be approved by our shareholders.

On June 22, 2009, our shareholders approved a cash distribution to shareholders in the form of a capital reduction to the par value of our common shares of CHF 0.17 per share. During the quarter ended September 25, 2009, the distribution was paid in U.S. Dollars at a rate of $0.16 per share. This capital reduction reduced the par value of our common shares from CHF 2.60 (equivalent to $2.40) to CHF 2.43 (equivalent to $2.24).

In October 2009, our shareholders approved a cash distribution to shareholders in the form of a capital reduction to the par value of our common shares of CHF 0.34 (equivalent to $0.32) per share, payable in two equal installments in each of the first and second quarters of fiscal 2010. We paid the first and second installments of the distribution at a rate of $0.16 per share each during the quarters

20. Equity (Continued)

ended December 25, 2009 and March 26, 2010. These capital reductions reduced the par value of our common shares from CHF 2.43 (equivalent to $2.24) to CHF 2.09 (equivalent to $1.92).

In March 2010, our shareholders approved a cash distribution to shareholders in the form of a capital reduction to the par value of our common shares of CHF 0.72 (equivalent to $0.64) per share, payable in four equal quarterly installments beginning in the third quarter of fiscal 2010 through the second quarter of fiscal 2011. We paid the first and second installments of the distribution at a rate of $0.16 per share each during the quarters ended June 25, 2010 and September 24, 2010. These capital reductions reduced the par value of our common shares from CHF 2.09 (equivalent to $1.92) to CHF 1.73 (equivalent to $1.60). We paid the third and fourth installments of the distribution at a rate of $0.16 per share each during the quarters ended December 24, 2010 and March 25, 2011. These capital reductions reduced the par value of our common shares from CHF 1.73 (equivalent to $1.60) to CHF 1.37 (equivalent to $1.28).

In March 2011, our shareholders approved a dividend payment to shareholders of CHF 0.68 (equivalent to $0.72) per share out of contributed surplus, payable in four equal quarterly installments beginning in the third quarter of fiscal 2011 through the second quarter of fiscal 2012 to shareholders of record on specified dates in each of the four quarters. We paid the first and second installments of the dividend at a rate of $0.18 per share each during the quarters ended June 24, 2011 and September 30, 2011.

Upon approval by the shareholders of a dividend payment or cash distribution in the form of a capital reduction, we record a liability with a corresponding charge to contributed surplus or common shares.

At September 30, 2011, the unpaid portion of the dividend payment approved in March 2011, CHF 0.34 (equivalent to $0.36) per share, was recorded in accrued and other current liabilities on the Consolidated Balance Sheet. The unpaid portion of the distribution approved in March 2010, CHF 0.36 (equivalent to $0.32) per share, was recorded in accrued and other current liabilities at September 24, 2010.

Share Repurchase Program

During fiscal 2011, our board of directors authorized a total increase in the share repurchase authorization of $2,250 million, of which $750 million was authorized in the first quarter and $1,500 million was authorized in the fourth quarter. We purchased approximately 25 million of our common shares for $867 million, approximately 18 million of our common shares for $488 million, and approximately 6 million of our common shares for $125 million during fiscal 2011, 2010, and 2009, respectively. At September 30, 2011, we had $1,501 million of availability remaining under our share repurchase authorization.

21. Accumulated Other Comprehensive Income

The components of accumulated other comprehensive income were as follows:

	Currency Translation[1]	Unrecognized Pension and Postretirement Benefit Costs	Gain (Loss) on Cash Flow Hedges	Accumulated Other Comprehensive Income
	(in millions)			
Balance at September 26, 2008	$1,330	$(355)	$(46)	$ 929
Pre-tax current period change	(206)	(416)	11	(611)
Income tax benefit	—	137	—	137
Balance at September 25, 2009	1,124	(634)	(35)	455
Pre-tax current period change	(84)	(197)	6	(275)
Income tax (expense) benefit	—	67	(1)	66
Balance at September 24, 2010	1,040	(764)	(30)	246
Pre-tax current period change	50	238	(21)	267
Income tax (expense) benefit	—	(86)	1	(85)
Balance at September 30, 2011	$1,090	$(612)	$(50)	$ 428

(1) Includes hedges of net investment foreign exchange gains or losses which offset foreign exchange gains or losses attributable to the translation of the net investments.

22. Share Plans

Significantly all equity awards (restricted share awards and share options) granted by us subsequent to separation were granted under the Tyco Electronics Ltd. 2007 Stock and Incentive Plan, as amended and restated (the "2007 Plan"). The 2007 Plan is administered by the management development and compensation committee of our board of directors, which consists exclusively of independent directors and provides for the award of share options, stock appreciation rights, long-term performance awards, restricted units, deferred stock units, restricted shares, promissory shares, and other share-based awards (collectively, "Awards"). As of September 30, 2011, the 2007 Plan provided for a maximum of 40 million common shares to be issued as Awards, subject to adjustment as provided under the terms of the 2007 Plan. Subsequent to the acquisition of ADC, we registered an additional 7 million shares related to ADC equity incentive plans (collectively the "ADC Plans"). Both the 2007 Plan and the ADC Plans allow for the use of authorized but unissued shares or treasury shares to be used to satisfy such awards. As of September 30, 2011, we had 11 million shares available under the 2007 Plan and 4 million shares available under the ADC Plans.

Prior to the separation on June 29, 2007, all equity awards held by our employees were granted by Tyco International under Tyco International equity incentive plans. Based on the grant date, type of award, and employing company, awards converted from Tyco International to TE Connectivity awards in different manners. As a result of the conversion, all TE Connectivity restricted share awards granted to employees of Tyco International and Covidien are fully vested. Approximately 1 million of vested options to purchase our common shares are held by current or former employees of Tyco International and Covidien. All share option award conversions were done in accordance with Sections 409A and 424 of the Code.

22. Share Plans (Continued)

Share-Based Compensation Expense

Share-based compensation expense during fiscal 2011, 2010, and 2009 totaled $74 million, $64 million, and $53 million, respectively. Share-based compensation expense in continuing operations was primarily included in selling, general, and administrative expenses on the Consolidated Statements of Operations. Share-based compensation expense of $2 million has been included within income (loss) from discontinued operations, net of tax for fiscal 2009. We have recognized a related tax benefit associated with our share-based compensation arrangements of $22 million, $19 million, and $13 million in fiscal 2011, 2010, and 2009, respectively.

Restricted Share Awards

Restricted share awards are granted subject to certain restrictions. Conditions of vesting are determined at the time of grant under the 2007 Plan and the ADC Plans. All restrictions on the award will lapse upon death or disability of the employee. If the employee satisfies retirement or normal retirement requirements, all or a portion of the award may vest, depending on the terms and conditions of the particular grant. Recipients of restricted shares have the right to vote such shares and receive dividends, whereas recipients of restricted units have no voting rights and receive dividend equivalents. We currently grant restricted unit awards only. For grants that vest based on certain specified performance criteria, the fair value of the shares or units is expensed over the period of performance, once achievement of criteria is deemed probable. For grants that vest through passage of time, the fair value of the award at the time of the grant is amortized to expense over the period of vesting. The fair value of restricted share awards is determined based on the closing value of our shares on the grant date. Restricted share awards generally vest in increments over a period of four years as determined by the management development and compensation committee, or upon attainment of various levels of performance that equal or exceed targeted levels, if applicable.

A summary of restricted share award activity during fiscal 2011 is presented below:

	Shares	Weighted-Average Grant-Date Fair Value
Non-vested at September 24, 2010	5,044,812	$23.12
Granted	2,356,684	34.14
Vested	(2,014,610)	26.75
Forfeited	(364,047)	27.99
Non-vested at September 30, 2011	5,022,839	$26.48

The weighted-average grant-date fair value of restricted share awards granted during fiscal 2011, 2010, and 2009 were $34.14, $24.85, and $14.30, respectively.

As of fiscal year end 2011, there was $87 million of unrecognized compensation cost related to non-vested restricted share awards. The cost is expected to be recognized over a weighted-average period of 2.3 years.

All non-vested restricted share awards held by ADC employees fully vested upon our acquisition of ADC, as stipulated in the original terms and conditions of the awards. As a result, all ADC restricted share awards vested, and were fully expensed by ADC, prior to the acquisition.

22. Share Plans (Continued)

Share Options

Share options are granted to purchase our common shares at prices which are equal to or greater than the market price of the common shares on the date the option is granted. Conditions of vesting are determined at the time of grant under the 2007 Plan or the ADC Plans. All restrictions on the award will lapse upon death or disability of the employee. If the employee satisfies retirement or normal retirement requirements, all or a portion of the award may vest, depending on the terms and conditions of the particular grant. Options generally vest and become exercisable in equal annual installments over a period of four years and will generally expire 10 years after the date of grant.

A summary of share option award activity during fiscal 2011 is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
			(in years)	(in millions)
Outstanding at September 24, 2010	25,143,547	$33.26		
Granted	2,978,925	33.86		
Effect of conversion of ADC share options into TE Connectivity Ltd. share options	2,937,569	38.88		
Exercised	(3,684,185)	21.70		
Expired	(4,853,654)	52.85		
Forfeited	(601,751)	24.63		
Outstanding at September 30, 2011	21,920,451	$31.94	5.4	$62
Vested and non-vested expected to vest at September 30, 2011	21,302,366	$32.12	5.4	$60
Exercisable at September 30, 2011	14,437,177	$35.21	3.9	$28

The weighted-average exercise price of share option awards granted during fiscal 2011, 2010, and 2009 were $33.86, $24.72, and $14.44, respectively.

As of fiscal year end 2011, there was $37 million of unrecognized compensation cost related to non-vested share options granted under our share option plans. The cost is expected to be recognized over a weighted-average period of 2.1 years.

All share options and stock appreciation right ("SAR") awards related to ADC were converted into share options and SARs related to our common shares. The conversion factor was the tender offer price of $12.75 per share divided by the volume weighted-average share price for our common shares for the 10-day period preceding the acquisition. The terms and conditions of the original grants included change-of-control provisions that accelerated vesting. As a result of those provisions, all ADC share options and SARs vested, and were fully expensed by ADC, prior to conversion to awards based on our common shares. The number of converted SARs outstanding and the associated liability were insignificant at September 30, 2011.

As a result of the exchange of ADC Awards for our share options and SARs, we recognized $2 million of incremental share-based compensation expense during fiscal 2011. Those costs, which are

22. Share Plans (Continued)

included in the total share-based compensation expense above, are presented in acquisition and integration costs on the Consolidated Statements of Operations.

Share-Based Compensation Assumptions

The grant-date fair value of each share option grant was estimated using the Black-Scholes-Merton option pricing model. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected share price volatility was calculated based on the historical volatility of the stock of a composite of our peers and implied volatility derived from exchange traded options on that same composite of peers. The average expected life was based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior. The risk-free interest rate was based on U.S. Treasury zero-coupon issues with a remaining term which approximates the expected life assumed at the date of grant. The expected annual dividend per share was based on our expected dividend rate. The share-based compensation expense recognized was net of estimated forfeitures. Forfeitures are estimated based on voluntary termination behavior, as well as an analysis of actual option forfeitures.

The weighted-average grant-date fair value of options granted during fiscal 2011, 2010, and 2009 and the weighted-average assumptions we used in the Black-Scholes-Merton option pricing model for fiscal 2011, 2010, and 2009 were as follows:

	Fiscal		
	2011	2010	2009
Weighted-average grant-date fair value	$9.13	$6.88	$3.54
Assumptions:			
Expected share price volatility	36%	37%	39%
Risk free interest rate	1.2%	2.3%	2.4%
Expected annual dividend per share	$0.72	$0.64	$0.64
Expected life of options (in years)	5.1	5.0	5.0

The total intrinsic value of options exercised during fiscal 2011 and 2010 was $50 million and $13 million, respectively; the total intrinsic value of options exercised during fiscal 2009 was insignificant. We received cash related to the exercise of options of $80 million, $12 million, and $1 million in fiscal 2011, 2010, and 2009, respectively. The related excess cash tax benefit classified as a financing cash inflow for fiscal 2011, 2010, and 2009 on the Consolidated Statements of Cash Flows was not significant.

23. Segment and Geographic Data

We operate through three reporting segments: Transportation Solutions, Communications and Industrial Solutions, and Network Solutions. Effective for the first quarter of fiscal 2011, we reorganized our management and segments to align the organization around our strategy. Our businesses in the former Specialty Products Group—Aerospace, Defense, and Marine; Medical; Circuit Protection; and Touch Solutions—have been moved into other segments. Also, the former Subsea Communications segment and the businesses associated with ADC, acquired on December 8, 2010, have been included in the Network Solutions segment. The former Transportation Connectivity segment

23. Segment and Geographic Data (Continued)

was renamed Transportation Solutions during the second quarter of fiscal 2011. See Note 5 for additional information regarding the acquisition of ADC. See Note 1 for a description of the segments in which we operate. We aggregate our operating segments into reportable segments based upon similar economic characteristics and our internal business structure.

Segment performance is evaluated based on net sales and operating income. Generally, we consider all expenses to be of an operating nature, and, accordingly, allocate them to each reportable segment. Costs specific to a segment are charged to the segment. Corporate expenses, such as headquarters administrative costs, are allocated to the segments based on segment operating income. Pre-separation litigation charges (income) were not allocated to the segments. Intersegment sales were not material and were recorded at selling prices that approximate market prices. Corporate assets are allocated to the segments based on segment assets.

Net sales and operating income (loss) by segment for fiscal 2011, 2010, and 2009 were as follows:

	Net Sales			Operating Income (Loss)		
	Fiscal			Fiscal		
	2011	2010	2009	2011	2010	2009
	(in millions)					
Transportation Solutions	$ 5,629	$ 4,799	$ 3,518	$ 848	$ 515	$ (2,254)(1)
Communications and Industrial Solutions	5,071	4,820	3,858	564	682	(1,428)(1)
Network Solutions	3,612	2,451	2,880	329	312	352
Pre-separation litigation (charges) income, net	—	—	—	—	7	(144)
Total	$14,312	$12,070	$10,256	$1,741	$1,516	$ (3,474)

(1) The Transportation Solutions and Communications and Industrial Solutions segments recorded charges of $2,088 million and $1,459 million, respectively, related to the impairment of goodwill in fiscal 2009. See Note 8 for additional information regarding the impairment of goodwill.

No single customer accounted for more than 10% of net sales in fiscal 2011, 2010, or 2009.

As we are not organized by product or service, it is not practicable to disclose net sales by product or service.

Depreciation and amortization and capital expenditures for fiscal 2011, 2010, and 2009 were as follows:

	Depreciation and Amortization			Capital Expenditures		
	Fiscal			Fiscal		
	2011	2010	2009	2011	2010	2009
	(in millions)					
Transportation Solutions	$ 255	$ 263	$ 263	$ 295	$ 206	$ 165
Communications and Industrial Solutions	185	182	177	212	133	121
Network Solutions	134	75	75	74	46	42
Total	$ 574	$ 520	$ 515	$ 581	$ 385	$ 328

23. Segment and Geographic Data (Continued)

Segment assets and a reconciliation of segment assets to total assets at fiscal year end 2011, 2010, and 2009 were as follows:

	Segment Assets		
	Fiscal		
	2011	2010	2009
	(in millions)		
Transportation Solutions	$ 3,187	$ 2,918	$ 2,853
Communications and Industrial Solutions	2,379	2,381	2,111
Network Solutions	1,961	1,410	1,557
Total segment assets[(1)]	7,527	6,709	6,521
Other current assets	2,268	2,889	2,169
Other non-current assets	7,928	7,394	7,328
Total assets	$17,723	$16,992	$16,018

(1) Segment assets are comprised of accounts receivable, inventories, and property, plant, and equipment.

Net sales by geographic region for fiscal 2011, 2010, and 2009 and net property, plant, and equipment by geographic region at fiscal year end 2011, 2010, and 2009 were as follows:

	Net Sales[(1)]			Property, Plant, and Equipment, Net		
	Fiscal			Fiscal		
	2011	2010	2009	2011	2010	2009
	(in millions)					
Americas:						
United States	$ 3,971	$ 3,294	$ 3,373	$ 989	$ 819	$ 842
Other Americas	662	500	421	65	47	48
Total Americas	4,633	3,794	3,794	1,054	866	890
Europe/Middle East/Africa:						
Switzerland	3,989	3,282	2,651	59	63	78
Germany	426	373	334	381	354	451
Other Europe/Middle East/Africa	666	554	543	677	641	759
Total Europe/Middle East/Africa	5,081	4,209	3,528	1,117	1,058	1,288
Asia-Pacific:						
China	2,212	1,893	1,407	397	354	356
Other Asia-Pacific	2,386	2,174	1,527	595	589	577
Total Asia-Pacific	4,598	4,067	2,934	992	943	933
Total	$14,312	$12,070	$10,256	$ 3,163	$ 2,867	$ 3,111

(1) Net sales to external customers is attributed to individual countries based on the legal entity that records the sale.

24. Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for the fiscal years ended September 30, 2011 and September 24, 2010 were as follows:

	Fiscal 2011				Fiscal 2010			
	First Quarter(1)	Second Quarter(2)	Third Quarter(3)	Fourth Quarter(4)	First Quarter(5)	Second Quarter(6)	Third Quarter(7)	Fourth Quarter(8)
	(in millions, except per share data)							
Net sales	$3,200	$3,472	$3,729	$3,911	$2,892	$2,957	$3,084	$3,137
Gross margin	1,021	1,044	1,125	1,232	841	958	985	993
Amounts attributable to TE Connectivity Ltd.:								
Income from continuing operations	268	299	355	326	172	304	330	253
Income (loss) from discontinued operations, net of income taxes	(3)	—	—	—	—	—	—	44
Net income	265	299	355	326	172	304	330	297
Basic earnings per share attributable to TE Connectivity Ltd.:								
Income from continuing operations	$ 0.60	$ 0.67	$ 0.81	$ 0.76	$ 0.37	$ 0.67	$ 0.73	$ 0.57
Income (loss) from discontinued operations, net of income taxes	—	—	—	—	—	—	—	0.10
Net income	0.60	0.67	0.81	0.76	0.37	0.67	0.73	0.67
Diluted earnings per share attributable to TE Connectivity Ltd.:								
Income from continuing operations	$ 0.60	$ 0.67	$ 0.80	$ 0.75	$ 0.37	$ 0.66	$ 0.72	$ 0.56
Income (loss) from discontinued operations, net of income taxes	(0.01)	—	—	—	—	—	—	0.10
Net income	0.59	0.67	0.80	0.75	0.37	0.66	0.72	0.66
Weighted-average number of shares outstanding:								
Basic	444	443	437	429	459	457	451	446
Diluted	449	449	442	433	462	461	456	450

(1) Income from continuing operations attributable to TE Connectivity Ltd. for the first quarter of fiscal 2011 includes $39 million of net restructuring and other charges and $17 million of ADC acquisition and integration costs.

(2) Income from continuing operations attributable to TE Connectivity Ltd. for the second quarter of fiscal 2011 includes charges of $30 million associated with the amortization of acquisition accounting-related fair value adjustments primarily related to acquired inventories and customer order backlog associated with ADC and $13 million of net restructuring and other charges.

(3) Income from continuing operations attributable to TE Connectivity Ltd. for the third quarter of fiscal 2011 includes $13 million of net restructuring and other charges and $35 million of income tax benefits associated with the completion of fieldwork and the settlement of certain U.S. tax matters as well as the related impact of $14 million to other expense pursuant to the Tax Sharing Agreement with Tyco International and Covidien.

(4) Income from continuing operations attributable to TE Connectivity Ltd. for the fourth quarter of fiscal 2011 includes $84 million of net restructuring and other charges.

(5) Income from continuing operations attributable to TE Connectivity Ltd. for the first quarter of fiscal 2010 includes $66 million of net restructuring and other charges.

(6) Income from continuing operations attributable to TE Connectivity Ltd. for the second quarter of fiscal 2010 includes $12 million of net restructuring and other charges, $76 million of other income pursuant to the Tax Sharing Agreement with Tyco International and Covidien, $118 million of income tax charges primarily associated with certain proposed adjustments to prior year income tax returns and related accrued interest, and $72 million of income tax benefits recognized in connection with a reduction in the valuation allowance associated with tax loss carryforwards in certain non-U.S. locations.

24. Quarterly Financial Data (Unaudited) (Continued)

(7) Income from continuing operations attributable to TE Connectivity Ltd. for the third quarter of fiscal 2010 includes $42 million of other income pursuant to the Tax Sharing Agreement with Tyco International and Covidien, $124 million of income tax charges primarily associated with certain proposed adjustments to prior year income tax returns and related accrued interest, and $98 million of income tax benefits related to the completion of certain non-U.S. audits of prior year income tax returns.

(8) Income from continuing operations attributable to TE Connectivity Ltd. for the fourth quarter of fiscal 2010 includes $56 million of net restructuring and other charges, $53 million of other income pursuant to the Tax Sharing Agreement with Tyco International and Covidien, and $65 million of income tax charges primarily associated with certain proposed adjustments to prior year income tax returns and related accrued interest. Net income attributable to TE Connectivity Ltd. for the fourth quarter of fiscal 2010 includes $44 million of income, net of income taxes, from discontinued operations.

25. Tyco Electronics Group S.A.

TEGSA, a Luxembourg company and our 100%-owned subsidiary, is a holding company that owns, directly or indirectly, all of our operating subsidiaries. TEGSA is the obligor under our senior notes, commercial paper, and Credit Facility, which are fully and unconditionally guaranteed by its parent, TE Connectivity Ltd. The following tables present condensed consolidating financial information for TE Connectivity Ltd., TEGSA, and all other subsidiaries that are not providing a guarantee of debt but which represent assets of TEGSA, using the equity method of accounting.

25. Tyco Electronics Group S.A. (Continued)

Condensed Consolidating Statement of Operations
For the Fiscal Year Ended September 30, 2011

	TE Connectivity Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
			(in millions)		
Net sales	$ —	$ —	$14,312	$ —	$14,312
Cost of sales	—	—	9,890	—	9,890
Gross margin	—	—	4,422	—	4,422
Selling, general, and administrative expenses	177	91	1,512	—	1,780
Research, development, and engineering expenses	—	—	733	—	733
Acquisition and integration costs	3	—	16	—	19
Restructuring and other charges, net	—	—	149	—	149
Operating income (loss)	(180)	(91)	2,012	—	1,741
Interest income	—	—	22	—	22
Interest expense	—	(150)	(11)	—	(161)
Other income, net	—	—	27	—	27
Equity in net income of subsidiaries	1,447	1,597	—	(3,044)	—
Equity in net loss of subsidiaries from discontinued operations	(3)	(3)	—	6	—
Intercompany interest and fees	(19)	91	(72)	—	—
Income from continuing operations before income taxes	1,245	1,444	1,978	(3,038)	1,629
Income tax expense	—	—	(376)	—	(376)
Income from continuing operations	1,245	1,444	1,602	(3,038)	1,253
Loss from discontinued operations, net of income taxes	—	—	(3)	—	(3)
Net income	1,245	1,444	1,599	(3,038)	1,250
Less: net income attributable to noncontrolling interests	—	—	(5)	—	(5)
Net income attributable to TE Connectivity Ltd., Tyco Electronics Group S.A., or Other Subsidiaries	$1,245	$1,444	$ 1,594	$(3,038)	$ 1,245

25. Tyco Electronics Group S.A. (Continued)

Condensed Consolidating Statement of Operations
For the Fiscal Year Ended September 24, 2010

	TE Connectivity Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
			(in millions)		
Net sales	$ —	$ —	$12,070	$ —	$12,070
Cost of sales	—	—	8,293	—	8,293
Gross margin	—	—	3,777	—	3,777
Selling, general, and administrative expenses	144	4	1,390	—	1,538
Research, development, and engineering expenses	—	—	585	—	585
Acquisition and integration costs	—	—	8	—	8
Restructuring and other charges, net	—	—	137	—	137
Pre-separation litigation income	(7)	—	—	—	(7)
Operating income (loss)	(137)	(4)	1,657	—	1,516
Interest income	—	—	20	—	20
Interest expense	—	(146)	(9)	—	(155)
Other income, net	15	—	162	—	177
Equity in net income of subsidiaries	1,200	1,253	—	(2,453)	—
Equity in net income of subsidiaries from discontinued operations	44	44	—	(88)	—
Intercompany interest and fees	(19)	102	(83)	—	—
Income from continuing operations before income taxes	1,103	1,249	1,747	(2,541)	1,558
Income tax expense	—	(5)	(488)	—	(493)
Income from continuing operations	1,103	1,244	1,259	(2,541)	1,065
Income from discontinued operations, net of income taxes	—	—	44	—	44
Net income	1,103	1,244	1,303	(2,541)	1,109
Less: net income attributable to noncontrolling interests	—	—	(6)	—	(6)
Net income attributable to TE Connectivity Ltd., Tyco Electronics Group S.A., or Other Subsidiaries	$1,103	$1,244	$ 1,297	$(2,541)	$ 1,103

25. Tyco Electronics Group S.A. (Continued)

Condensed Consolidating Statement of Operations

For the Fiscal Year Ended September 25, 2009

	TE Connectivity Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
			(in millions)		
Net sales	$ —	$ —	$10,256	$ —	$10,256
Cost of sales	—	—	7,720	—	7,720
Gross margin	—	—	2,536	—	2,536
Selling, general, and administrative expenses	108	10	1,290	—	1,408
Research, development, and engineering expenses	—	—	536	—	536
Restructuring and other charges, net	—	—	375	—	375
Pre-separation litigation charges	74	—	70	—	144
Impairment of goodwill	—	—	3,547	—	3,547
Operating loss	(182)	(10)	(3,282)	—	(3,474)
Interest income	—	—	17	—	17
Interest expense	—	(155)	(10)	—	(165)
Other income (expense), net	—	22	(70)	—	(48)
Equity in net loss of subsidiaries	(2,900)	(2,833)	—	5,733	—
Equity in net loss of subsidiaries from discontinued operations	(156)	(156)	—	312	—
Intercompany interest and fees	(27)	76	(49)	—	—
Loss from continuing operations before income taxes	(3,265)	(3,056)	(3,394)	6,045	(3,670)
Income tax benefit	—	—	567	—	567
Loss from continuing operations	(3,265)	(3,056)	(2,827)	6,045	(3,103)
Loss from discontinued operations, net of income taxes	—	—	(156)	—	(156)
Net loss	(3,265)	(3,056)	(2,983)	6,045	(3,259)
Less: net income attributable to noncontrolling interests	—	—	(6)	—	(6)
Net loss attributable to TE Connectivity Ltd., Tyco Electronics Group S.A., or Other Subsidiaries	$(3,265)	$(3,056)	$(2,989)	$6,045	$(3,265)

25. Tyco Electronics Group S.A. (Continued)

Condensed Consolidating Balance Sheet
As of September 30, 2011

	TE Connectivity Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
			(in millions)		
Assets					
Current Assets:					
Cash and cash equivalents	$ —	$ —	$ 1,219	$ —	$ 1,219
Accounts receivable, net	2	—	2,423	—	2,425
Inventories	—	—	1,939	—	1,939
Intercompany receivables	17	—	28	(45)	—
Prepaid expenses and other current assets	2	4	640	—	646
Deferred income taxes	—	—	403	—	403
Total current assets	21	4	6,652	(45)	6,632
Property, plant, and equipment, net	—	—	3,163	—	3,163
Goodwill	—	—	3,586	—	3,586
Intangible assets, net	—	—	655	—	655
Deferred income taxes	—	—	2,365	—	2,365
Investment in subsidiaries	7,687	13,650	—	(21,337)	—
Intercompany loans receivable	—	2,416	5,848	(8,264)	—
Receivable from Tyco International Ltd. and Covidien plc	—	—	1,066	—	1,066
Other assets	—	34	222	—	256
Total Assets	$7,708	$16,104	$23,557	$(29,646)	$17,723
Liabilities and Equity					
Current Liabilities:					
Current maturities of long-term debt	$ —	$ —	$ 1	$ —	$ 1
Accounts payable	1	—	1,482	—	1,483
Accrued and other current liabilities	180	88	1,504	—	1,772
Deferred revenue	—	—	145	—	145
Intercompany payables	28	—	17	(45)	—
Total current liabilities	209	88	3,149	(45)	3,401
Long-term debt	—	2,496	172	—	2,668
Intercompany loans payable	15	5,833	2,416	(8,264)	—
Long-term pension and postretirement liabilities	—	—	1,204	—	1,204
Deferred income taxes	—	—	333	—	333
Income taxes	—	—	2,122	—	2,122
Other liabilities	—	—	511	—	511
Total Liabilities	224	8,417	9,907	(8,309)	10,239
Total Equity	7,484	7,687	13,650	(21,337)	7,484
Total Liabilities and Equity	$7,708	$16,104	$23,557	$(29,646)	$17,723

25. Tyco Electronics Group S.A. (Continued)

Condensed Consolidating Balance Sheet
As of September 24, 2010

	TE Connectivity Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
			(in millions)		
Assets					
Current Assets:					
Cash and cash equivalents	$ —	$ —	$ 1,990	$ —	$ 1,990
Accounts receivable, net	—	—	2,259	—	2,259
Inventories	—	—	1,583	—	1,583
Intercompany receivables	22	—	25	(47)	—
Prepaid expenses and other current assets	9	3	639	—	651
Deferred income taxes	—	—	248	—	248
Total current assets	31	3	6,744	(47)	6,731
Property, plant, and equipment, net	—	—	2,867	—	2,867
Goodwill	—	—	3,211	—	3,211
Intangible assets, net	—	—	392	—	392
Deferred income taxes	—	—	2,447	—	2,447
Investment in subsidiaries	7,229	8,622	—	(15,851)	—
Intercompany loans receivable	8	5,443	4,456	(9,907)	—
Receivable from Tyco International Ltd. and Covidien plc	—	—	1,127	—	1,127
Other assets	—	12	205	—	217
Total Assets	$7,268	$14,080	$21,449	$(25,805)	$16,992
Liabilities and Equity					
Current Liabilities:					
Current maturities of long-term debt	$ —	$ 100	$ 6	$ —	$ 106
Accounts payable	1	—	1,385	—	1,386
Accrued and other current liabilities	172	63	1,569	—	1,804
Deferred revenue	—	—	164	—	164
Intercompany payables	25	—	22	(47)	—
Total current liabilities	198	163	3,146	(47)	3,460
Long-term debt	—	2,234	73	—	2,307
Intercompany loans payable	14	4,442	5,451	(9,907)	—
Long-term pension and postretirement liabilities	—	—	1,280	—	1,280
Deferred income taxes	—	—	285	—	285
Income taxes	—	—	2,152	—	2,152
Other liabilities	—	12	440	—	452
Total Liabilities	212	6,851	12,827	(9,954)	9,936
Total Equity	7,056	7,229	8,622	(15,851)	7,056
Total Liabilities and Equity	$7,268	$14,080	$21,449	$(25,805)	$16,992

25. Tyco Electronics Group S.A. (Continued)

Condensed Consolidating Statement of Cash Flows
For the Fiscal Year Ended September 30, 2011

	TE Connectivity Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
		(in millions)			
Cash Flows From Operating Activities:					
Net cash provided by (used in) operating activities	$ 3,100	$ (151)	$ 2,130	$(3,300)	$ 1,779
Cash Flows From Investing Activities:					
Capital expenditures	—	—	(581)	—	(581)
Proceeds from sale of property, plant, and equipment	—	—	65	—	65
Proceeds from sale of intangible assets	—	—	68	—	68
Proceeds from sale of short-term investments	—	—	155	—	155
Acquisition of businesses, net of cash acquired	—	—	(731)	—	(731)
Payment of acquisition-related earn-out liabilities	—	—	(15)	—	(15)
Change in intercompany loans	9	4,418	—	(4,427)	—
Net cash provided by (used in) continuing investing activities	9	4,418	(1,039)	(4,427)	(1,039)
Net cash used in discontinued investing activities	—	—	(4)	—	(4)
Net cash provided by (used in) investing activities	9	4,418	(1,043)	(4,427)	(1,043)
Cash Flows From Financing Activities:					
Changes in parent company equity[1]	(1,936)	(1,116)	3,052	—	—
Decrease in commercial paper	—	(100)	—	—	(100)
Proceeds from long-term debt	—	249	—	—	249
Repayment of long-term debt	—	—	(565)	—	(565)
Proceeds from exercise of share options	—	—	80	—	80
Repurchase of common shares	(865)	—	—	—	(865)
Payment of common share dividends and cash distributions to shareholders	(308)	—	12	—	(296)
Transfers to discontinued operations	—	—	(4)	—	(4)
Intercompany distributions	—	(3,300)	—	3,300	—
Loan borrowing with parent	—	—	(4,427)	4,427	—
Other	—	—	(15)	—	(15)
Net cash used in continuing financing activities	(3,109)	(4,267)	(1,867)	7,727	(1,516)
Net cash provided by discontinued financing activities	—	—	4	—	4
Net cash used in financing activities	(3,109)	(4,267)	(1,863)	7,727	(1,512)
Effect of currency translation on cash	—	—	5	—	5
Net decrease in cash and cash equivalents	—	—	(771)	—	(771)
Cash and cash equivalents at beginning of fiscal year	—	—	1,990	—	1,990
Cash and cash equivalents at end of fiscal year	$ —	$ —	$ 1,219	$ —	$ 1,219

(1) Changes in parent company equity includes cash flows related to certain intercompany equity and funding transactions, and other intercompany activity.

25. Tyco Electronics Group S.A. (Continued)

Condensed Consolidating Statement of Cash Flows
For the Fiscal Year Ended September 24, 2010

	TE Connectivity Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
			(in millions)		
Cash Flows From Operating Activities:					
Net cash provided by (used in) operating activities	$(139)	$ (54)	$1,872	$ —	$1,679
Cash Flows From Investing Activities:					
Capital expenditures	—	—	(385)	—	(385)
Proceeds from sale of property, plant, and equipment	—	—	16	—	16
Proceeds from sale of short-term investments	—	—	1	—	1
Acquisition of businesses, net of cash acquired	—	—	(93)	—	(93)
Proceeds from divestiture of business, net of cash retained by business sold	—	—	15	—	15
Change in intercompany loans	(19)	(326)	—	345	—
Other	—	—	4	—	4
Net cash used in investing activities	(19)	(326)	(442)	345	(442)
Cash Flows From Financing Activities:					
Changes in parent company equity[(1)]	555	280	(835)	—	—
Net increase in commercial paper	—	100	—	—	100
Repayment of long-term debt	—	—	(100)	—	(100)
Proceeds from exercise of share options	—	—	12	—	12
Repurchase of common shares	(98)	—	(390)	—	(488)
Payment of cash distributions to shareholders	(299)	—	10	—	(289)
Loan borrowing from parent	—	—	345	(345)	—
Other	—	—	(14)	—	(14)
Net cash provided by (used in) financing activities	158	380	(972)	(345)	(779)
Effect of currency translation on cash	—	—	11	—	11
Net increase in cash and cash equivalents	—	—	469	—	469
Cash and cash equivalents at beginning of fiscal year	—	—	1,521	—	1,521
Cash and cash equivalents at end of fiscal year	$ —	$ —	$1,990	$ —	$1,990

(1) Changes in parent company equity includes cash flows related to certain intercompany equity and funding transactions, and other intercompany activity.

25. Tyco Electronics Group S.A. (Continued)

Condensed Consolidating Statement of Cash Flows
For the Fiscal Year Ended September 25, 2009

	TE Connectivity Ltd.	Tyco Electronics Group S.A.	Other Subsidiaries	Consolidating Adjustments	Total
		(in millions)			
Cash Flows From Operating Activities:					
Net cash provided by (used in) continuing operating activities	$(262)	$ 40	$ 1,600	$ —	$ 1,378
Net cash used in discontinued operating activities	—	—	(49)	—	(49)
Net cash provided by (used in) operating activities	(262)	40	1,551	—	1,329
Cash Flows From Investing Activities:					
Capital expenditures	—	—	(328)	—	(328)
Proceeds from sale of property, plant, and equipment	—	—	13	—	13
Payment of acquisition-related earn-out liabilities	—	—	(1)	—	(1)
Proceeds from divestiture of discontinued operations, net of cash retained by operations sold	—	—	693	—	693
Proceeds from divestiture of businesses, net of cash retained by businesses sold	—	—	17	—	17
Change in intercompany loans	123	409	—	(532)	—
Net cash provided by continuing investing activities	123	409	394	(532)	394
Net cash used in discontinued investing activities	—	—	(3)	—	(3)
Net cash provided by investing activities	123	409	391	(532)	391
Cash Flows From Financing Activities:					
Changes in parent company equity[1]	584	341	(925)	—	—
Net decrease in commercial paper	—	(649)	—	—	(649)
Proceeds from long-term debt	—	442	6	—	448
Repayment of long-term debt	—	(583)	(19)	—	(602)
Proceeds from exercise of share options	1	—	—	—	1
Repurchase of common shares	(152)	—	—	—	(152)
Payment of common share dividends and cash distributions to shareholders	(294)	—	—	—	(294)
Transfers to discontinued operations	—	—	(56)	—	(56)
Loan borrowing from parent	—	—	(532)	532	—
Other	—	—	(6)	—	(6)
Net cash provided by (used in) continuing financing activities	139	(449)	(1,532)	532	(1,310)
Net cash provided by discontinued financing activities	—	—	56	—	56
Net cash provided by (used in) financing activities	139	(449)	(1,476)	532	(1,254)
Effect of currency translation on cash	—	—	(31)	—	(31)
Net increase in cash and cash equivalents	—	—	435	—	435
Less: net increase in cash and cash equivalents related to discontinued operations	—	—	(4)	—	(4)
Cash and cash equivalents at beginning of fiscal year	—	—	1,090	—	1,090
Cash and cash equivalents at end of fiscal year	$ —	$ —	$ 1,521	$ —	$ 1,521

(1) Changes in parent company equity includes cash flows related to certain intercompany equity and funding transactions, and other intercompany activity.

26. Disclosures Required by Swiss Law

Following the Change of Domicile, we became subject to statutory reporting requirements in Switzerland. The following disclosures are presented in accordance with, and are based on definitions contained in, the Swiss Code of Obligations.

Personnel Expenses

Total personnel expenses were $4,063 million and $3,492 million in fiscal 2011 and 2010, respectively.

Fire Insurance Value

The fire insurance value of property, plant, and equipment was $10,864 million and $9,281 million at fiscal year end 2011 and 2010, respectively.

Risk Assessment

Our board of directors is responsible for appraising our major risks and overseeing that appropriate risk management and control procedures are in place. The audit committee of the board meets to review and discuss, as determined to be appropriate, with management, the internal auditor, and the independent registered public accountants, our major financial and accounting risk exposures and related policies and practices to assess and control such exposures, and assist the board in fulfilling its oversight responsibilities regarding our policies and guidelines with respect to risk assessment and risk management.

Our risk assessment process was in place during fiscal 2011 and 2010 and followed by the board of directors.

TE CONNECTIVITY LTD.

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Fiscal Years Ended September 30, 2011, September 24, 2010, and September 25, 2009

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Acquisitions, Divestitures, and Other	Deductions	Balance at End of Year
			(in millions)		
Fiscal 2011					
Allowance for doubtful accounts receivable . . .	$ 44	$ (2)	$ 1	$ (4)	$ 39
Valuation allowance on deferred tax assets	2,236	50	260	(616)	1,930
Fiscal 2010					
Allowance for doubtful accounts receivable . . .	48	6	(1)	(9)	44
Valuation allowance on deferred tax assets	2,487	51	6	(308)	2,236
Fiscal 2009					
Allowance for doubtful accounts receivable . . .	40	22	—	(14)	48
Valuation allowance on deferred tax assets	873	1,682	—	(68)	2,487

REPORT OF THE STATUTORY AUDITOR ON THE CONSOLIDATED FINANCIAL STATEMENTS OF TE CONNECTIVITY LTD.

To the General meeting of
TE CONNECTIVITY LTD. (FORMERLY: TYCO ELECTRONICS LTD.), SCHAFFHAUSEN

Report of the Statutory Auditor on the consolidated financial statements

As Statutory Auditor, we have audited the consolidated financial statements of TE Connectivity Ltd. (the "Company"), which comprise the consolidated statement of operations, balance sheet, statement of shareholders' equity, statement of cash flows and notes (pages 58 – 142) for the year ended September 30, 2011.

Board of Directors' Responsibility

The Board of Directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and the requirements of Swiss law. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Swiss law, Swiss Auditing Standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements for the year ended September 30, 2011 present fairly, in all material respects, the financial position of the Company and the result of its operations and its cash flows in accordance with accounting principles generally accepted in the United States of America, and comply with Swiss law.

Report on Other Legal Requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act ("AOA") and independence (Article 728 Swiss Code of Obligations ("CO") and Article 11, AOA) and that there are no circumstances incompatible with our independence.

In accordance with Article 728a, paragraph 1, item 3, CO, and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of the consolidated financial statements according to the instructions of the Board of Directors.

We recommend that the consolidated financial statements submitted to you be approved.

Deloitte AG

/s/ James D. Horiguchi
Licensed Audit Expert
Auditor in charge

/s/ Martin Welser
Licensed Audit Expert

Zurich, November 18, 2011

(This page intentionally left blank.)

TE CONNECTIVITY LTD.

INDEX TO SWISS STATUTORY FINANCIAL STATEMENTS

TE CONNECTIVITY LTD.

SWISS STATUTORY FINANCIAL STATEMENTS

STATEMENTS OF OPERATIONS

For the fiscal years ended September 30, 2011 and September 24, 2010

	September 30, 2011		September 24, 2010	
	U.S. dollars	Swiss francs	U.S. dollars	Swiss francs
	(in millions)			
Income				
Income from distribution made by a subsidiary (Note 3)	$3,300	CHF 2,895	$ —	CHF —
Income from services provided to subsidiaries	—	—	6	6
Insurance premiums charged to subsidiaries	11	10	14	15
Dividend income on shares held in treasury	6	6	—	—
Pre-separation litigation and tax settlement income (Note 4)	—	—	21	22
Total income	3,317	2,911	41	43
Expenses				
Salary and social costs	3	3	4	4
General and administrative costs	4	3	6	6
Legal and consulting costs	10	9	8	9
Insurance premiums	16	14	19	20
Pre-separation litigation and tax settlement expense (Note 4)	2	2	—	—
Expenses for services provided by subsidiaries	41	37	31	33
Remeasurement loss on foreign currency transactions	38	34	32	34
Intercompany interest expense, net (Note 4)	19	17	19	20
Total expenses	133	119	119	126
Net income (loss)	$3,184	CHF 2,792	$(78)	CHF (83)

See Notes to Swiss Statutory Financial Statements.

TE CONNECTIVITY LTD.

SWISS STATUTORY FINANCIAL STATEMENTS

BALANCE SHEETS

As of September 30, 2011 and September 24, 2010

	September 30, 2011		September 24, 2010	
	U.S. dollars	Swiss francs	U.S. dollars	Swiss francs
	(in millions, except share data)			
Assets				
Current Assets:				
Accounts receivable	$ 3	CHF 2	$ 6	CHF 6
Accounts receivable from subsidiaries	32	29	23	22
Prepaid expenses and other current assets (Note 4)	4	3	6	6
Loans to subsidiaries (Note 4)	—	—	150	148
Shares held in treasury (Note 5)	821	708	98	101
Total current assets	860	742	283	283
Investment in subsidiaries (Note 3)	9,536	10,340	9,536	10,340
Total Assets	$10,396	CHF 11,082	$ 9,819	CHF 10,623
Liabilities and Shareholders' Equity				
Current Liabilities:				
Accounts payable	$ 1	CHF 1	$ 1	CHF 1
Accounts payable to subsidiaries	304	271	62	61
Loans from subsidiaries (Note 4)	181	161	186	183
Accrued and other current liabilities (Note 4)	25	23	26	25
Approved but unpaid distributions to shareholders payable (Note 5)	167	157	149	167
Total current liabilities	678	613	424	437
Unrealized translation gains (Note 3)	—	581	—	260
Loans from subsidiaries (Note 4)	200	179	2,587	2,547
Total Liabilities	878	1,373	3,011	3,244
Commitments, contingencies, and guarantees (Note 4)				
Shareholders' Equity (Note 5):				
Share capital, 463,080,684 shares authorized and issued, CHF 1.37 par value, at September 30, 2011; 468,215,574 shares authorized and issued, CHF 1.73 par value, at September 24, 2010	593	634	749	810
Approved but unpaid distributions to shareholders	—	—	(149)	(167)
Legal reserves:				
General reserve	—	—	—	—
Reserves from capital contributions	8,940	9,745	—	—
Reserve for treasury shares	1,235	1,174	721	804
Free reserves:				
Contributed surplus	—	—	9,273	10,059
Unappropriated accumulated deficit	(1,250)	(1,844)	(3,786)	(4,127)
Total Shareholders' Equity	9,518	9,709	6,808	7,379
Total Liabilities and Shareholders' Equity	$10,396	CHF 11,082	$ 9,819	CHF 10,623

See Notes to Swiss Statutory Financial Statements.

TE CONNECTIVITY LTD.

NOTES TO SWISS STATUTORY FINANCIAL STATEMENTS

1. Basis of Presentation

TE Connectivity Ltd. ("TE Connectivity" or the "Company," which may be referred to as "we," "us," or "our") is the ultimate holding company of TE Connectivity Ltd. and its subsidiaries (the "TE Group" or the "Group") with a listing on the New York Stock Exchange.

Company Name Change

In March 2011, our shareholders approved an amendment to our articles of association to change our name from "Tyco Electronics Ltd." to "TE Connectivity Ltd." The name change was effective March 10, 2011. Our ticker symbol "TEL" on the New York Stock Exchange remained unchanged.

Basis of Presentation

The accompanying statements of operations reflect the results of operations for the fiscal years ended September 30, 2011 and September 24, 2010 and have been prepared in accordance with the requirements of Swiss law for companies, the Swiss Code of Obligations. The financial statements present the results of the holding company on a stand alone basis and do not represent the consolidated operations of the holding company and its subsidiaries.

Notes 6 through 9 are consistent with similar information publicly available via regulatory filings with the U.S. Securities and Exchange Commission (the "SEC") and, consequently, are presented in U.S. dollars only.

Fiscal Year

Unless otherwise indicated, references in the financial statements to fiscal 2011 and fiscal 2010 are to our fiscal years ended September 30, 2011 and September 24, 2010. Our fiscal year is a "52-53 week" year ending on the last Friday of September, such that each quarterly period is 13 weeks in length. For fiscal years in which there are 53 weeks, the fourth quarter reporting period will include 14 weeks. Fiscal 2011 was a 53 week year; fiscal 2010 was 52 weeks in length.

2. Risk Assessment

Our board of directors is responsible for appraising the TE Group's major risks and overseeing that appropriate risk management and control procedures are in place. The audit committee of the board meets to review and discuss, as determined to be appropriate, with management, the internal auditor, and the independent registered public accountants, the Group's major financial and accounting risk exposures and related policies and practices to assess and control such exposures, and assist the board in fulfilling its oversight responsibilities regarding the Group's policies and guidelines with respect to risk assessment and risk management.

The TE Group's risk assessment process was in place for the reporting periods and followed by the board of directors. TE Connectivity Ltd., as the ultimate holding company of the TE Group, is fully integrated into the Group-wide risk assessment process.

3. Summary of Significant Accounting Policies

Shares Held in Treasury and Reserve for Treasury Shares

Shares held in treasury that are held directly by us for the purpose of retirement are presented at historical cost. Treasury shares held for purposes other than retirement are presented at fair value, defined as the lower of cost or market ("LCM"). LCM adjustments are reflected in remeasurement loss on shares held in treasury in the statements of operations.

As of September 30, 2011 and September 24, 2010, all shares held in treasury that are held directly by us are held for the purpose of retirement and, as such, are presented as current assets because we expect to retire the shares within the next year.

Our reserve for treasury shares represents all shares held in treasury, whether by us or a subsidiary, and is recorded at historical cost. We recognized the establishment of the reserve for treasury shares during fiscal 2011 and 2010 by charging accumulated earnings (deficit).

Investment in Subsidiaries

Investments in subsidiaries are equity interests, which are held on a long-term basis for the purpose of our business activities. Investments in subsidiaries, on an aggregate basis, are carried at a value no higher than cost less adjustments for impairment. The original cost basis of the investments in subsidiaries was determined when we effected our change of domicile in June 2009. No impairments were recorded during fiscal 2011 or fiscal 2010.

During fiscal 2011, one of our subsidiaries distributed $3,300 million to us. That distribution is included in income from distribution made by a subsidiary in our statements of operations.

Currency Translation

Our functional currency is the U.S. dollar. We present financial statements in both U.S. dollars and Swiss francs ("CHF"). Assets and liabilities in U.S. dollars are converted to Swiss francs for presentation purposes using historical foreign exchange rates (investment in subsidiaries, shares held in treasury, and approved but unpaid distributions to shareholders payable) and current foreign exchange rates (all other assets and liabilities). Revenue and expenses are translated using the average exchange rates in effect for the period presented. Net unrealized foreign currency translation gains are deferred in the balance sheet, while unrealized translation losses and realized translation gains and losses are reflected in the statements of operations.

4. Commitments, Contingencies, and Guarantees

Affiliated Debt and Loans Receivable

During fiscal 2011, we entered into a new credit line with a wholly-owned subsidiary (the "TEGSA Line") that bears interest at the 1-month London interbank offered rate ("LIBOR") plus 0.40% (0.64% and 0.66% at September 30, 2011 and September 24, 2010, respectively). The TEGSA Line has a $200 million limit (CHF 179 million) on the amount drawable and matures in September 2016. At September 30, 2011, CHF 179 million was outstanding under the TEGSA Line.

We utilize a cash pooling relationship with a wholly-owned subsidiary (the "Cash Pool") to help fund our operations. The Cash Pool does not have an expiration date and accrues interest based on LIBOR. At September 30, 2011, our Cash Pool positions were an asset of CHF 11 million included in

4. Commitments, Contingencies, and Guarantees (Continued)

accounts receivable from subsidiaries and a liability of CHF 246 million included in accounts payable to subsidiaries. At September 24, 2010, our Cash Pool position was a liability of CHF 36 million included in accounts payable to subsidiaries.

We maintain another revolving credit line with a wholly-owned subsidiary (the "Schaffhausen Line") that also bears interest at 1-month LIBOR plus 0.40%. The Schaffhausen Line does not have a limit on the amount drawable and matures in April 2017. At September 24, 2010, CHF 2,547 million was outstanding under the Schaffhausen Line. During fiscal 2011, we used a portion of the proceeds from the cash distribution referred to in "Investment in Subsidiaries" above to pay down the Schaffhausen Line; we did not close the Schaffhausen Line and can continue to draw on it.

In order to minimize currency exposure related to distributions to shareholders approved in Swiss francs and paid in U.S. dollars, we entered into an arrangement with a wholly-owned subsidiary in March 2011 in which we borrowed CHF 318 million from, and simultaneously loaned $343 million (equivalent to CHF 318 million) to, the subsidiary. As distributions to shareholders that were approved in March 2011 are paid, both the borrowing and the loan are partially settled. As of September 30, 2011, the borrowing totaled CHF 161 million. During fiscal 2011, the loan receivable was netted against the Cash Pool referred to above. Similar transactions were entered into in fiscal 2010 related to the capital reductions approved by shareholders in March 2010. As of September 24, 2010, the borrowing and the loan totaled CHF 183 million and $150 million (equivalent to CHF 148 million), respectively, and were settled during fiscal 2011.

We have fully and unconditionally guaranteed the debt of a subsidiary, Tyco Electronics Group S.A., totaling approximately CHF 2,230 and CHF 2,298 million at September 30, 2011 and September 24, 2010, respectively. As of September 30, 2011, we have not been required to perform on our guarantee.

Guarantees Related to Separation from Tyco International Ltd.

We are a party to the Tax Sharing Agreement ("TSA") and the Separation and Distribution Agreement ("S&DA") with Tyco International Ltd. ("Tyco International") and Covidien plc ("Covidien").

The S&DA provided for the allocation among the parties of Tyco International's assets, liabilities, and obligations attributable to periods prior to our separation from Tyco International on June 29, 2007 (the "Separation"). Under the S&DA, we assumed the liability for, and control of, all pending and threatened legal matters at Separation related to our business or assumed or retained liabilities, and will indemnify the other parties for any liability arising out of or resulting from such assumed legal matters. We remain responsible for 31% of certain potential liabilities that may arise from litigation pending or threatened at Separation that was not allocated to one of the three parties, and Tyco International and Covidien are responsible for 27% and 42%, respectively, of such liabilities. If any party defaults in payment of its allocated share of any such liability, each non-defaulting party will be responsible for an equal portion of the amount in default together with any other non-defaulting party, although any such payments will not release the obligation of the defaulting party. Subject to the terms and conditions of the S&DA, Tyco International manages and controls all the legal matters related to the shared contingent liabilities, including the defense or settlement thereof, subject to certain limitations. All costs and expenses that Tyco International incurs in connection with the defense of such litigation, other than the amount of any judgment or settlement, which will be allocated in the manner

4. Commitments, Contingencies, and Guarantees (Continued)

described above, will be borne equally by Tyco International, Covidien, and us. Until settlement of a matter subject to the S&DA, liabilities are considered to be joint and several against all parties.

As of September 24, 2010, our balance sheet included estimated loss contingencies related to the S&DA of CHF 3 million in accrued and other current liabilities. Pursuant to the S&DA, our balance sheet included receivables from Tyco International and Covidien totaling CHF 2 million at September 24, 2010 in prepaid expenses and other current assets. There were no accruals or receivables related to the S&DA at September 30, 2011. The reversal of amounts accrued at September 24, 2010 resulted in a net CHF 1 million gain recorded in the statements of operations.

In the third quarter of fiscal 2010, Tyco International settled a class action captioned *Stumpf v. Tyco International Ltd., et al.* for CHF 78 million. Our portion of the settlement, calculated pursuant to the S&DA as CHF 24 million, was accrued for prior to June 22, 2009 and paid in the fourth quarter of fiscal 2010. As of September 24, 2010, there were no remaining significant securities lawsuits outstanding and we concluded that reserves of approximately CHF 22 million could be released. Accordingly, pursuant to the S&DA sharing formula, we recorded income of approximately CHF 7 million in fiscal 2010.

Similar to the S&DA, the TSA establishes responsibility for income tax positions and contingencies attributable to periods prior to Separation from Tyco International. Under the TSA, the sharing percentages and obligation to perform in the event of default are consistent with the requirements of the S&DA. During fiscal 2011, we recorded net expense of CHF 3 million related to the TSA and tax settlements involving Tyco International, Covidien, and us. During fiscal 2010, we recorded TSA-related income of approximately CHF 15 million related to the resolution of a German tax matter.

Performance Guarantees

From time to time, we provide performance guarantees and surety bonds in favor of our subsidiaries. At September 30, 2011 and September 24, 2010, these performance guarantees totaled CHF 418 million and CHF 57 million, respectively. During fiscal 2011, we extended a parent company guarantee totaling approximately CHF 370 million in support of a significant project involving our telecommunications business in Australia. We do not anticipate having to perform under these guarantees.

We are a member of a "Swiss VAT Group" ("VAT Group"). All companies in the VAT Group maintain primary responsibility for their own VAT liabilities. However, in the event of non-compliance by any company in the VAT Group, all companies within the VAT Group assume joint and several responsibility for any VAT liabilities.

5. Equity

Changes in Equity Accounts

The following table presents activity related to our equity accounts during fiscal 2011 and 2010 in U.S. dollars.

			Legal Reserves			Free Reserves			
	Share Capital	Approved but Unpaid Distribution to Shareholders	General Reserve	Reserves from Capital Contributions	Reserve for Treasury Shares	Contributed Surplus	Unappropriated Accumulated Deficit	Net Income (Loss)	Total Shareholders' Equity
					(USD millions)				
September 25, 2009	$1,049	$ —	$—	$ —	$ 349	$ 9,273	$(3,360)	$ 24	$7,335
Transfer of prior year net income	—	—	—	—	—	—	24	(24)	—
Capital reductions	(300)	(149)	—	—	—	—	—	—	(449)
Transfer of reserve for treasury shares	—	—	—	—	372	—	(372)	—	—
Fiscal 2010 net loss	—	—	—	—	—	—	—	(78)	(78)
September 24, 2010	749	(149)	—	—	721	9,273	(3,708)	(78)	6,808
Transfer of prior year net income	—	—	—	—	—	—	(78)	78	—
Capital reductions	(150)	149	—	—	—	—	1	—	—
Approved distributions	—	—	—	—	—	(333)	—	—	(333)
Retirement of treasury shares	(6)	—	—	—	(141)	—	6	—	(141)
Transfer of reserve for treasury shares	—	—	—	—	655	—	(655)	—	—
Reclassification of contributed surplus to reserves from capital contributions	—	—	—	8,940	—	(8,940)	—	—	—
Fiscal 2011 net income	—	—	—	—	—	—	—	3,184	3,184
September 30, 2011	$ 593	$ —	$—	$8,940	$1,235	$ —	$(4,434)	$3,184	$9,518

Common Shares

Our ordinary share capital at September 30, 2011 and September 24, 2010 was CHF 634 million and CHF 810 million, respectively, with registered outstanding common shares of 463 million and 468 million at fiscal 2011 and 2010, respectively. The par value of common shares at September 30, 2011 and September 24, 2010 was CHF 1.37 and CHF 1.73, respectively.

Authorized Share Capital

Subject to certain conditions specified in the articles of association, our shareholders have authorized our board of directors to increase our share capital by issuing additional shares up to 50% of the authorized shares under the articles. The authorization expires on March 9, 2013, and can be renewed for additional two-year periods upon shareholder approval. As of September 30, 2011, no authorized shares had been issued.

5. Equity (Continued)

Conditional Share Capital

Subject to certain conditions specified in the articles of association, the articles authorize our board of directors to increase our share capital by issuing additional shares up to 50% of the authorized shares under the articles. As of September 30, 2011, no conditional shares had been issued.

Common Shares Held in Treasury

During the fiscal years ended September 30, 2011 and September 24, 2010, activity related to common shares held in treasury by us was as follows:

	Number of Shares	Total Cost (in millions CHF)
Common shares held as of September 25, 2009	—	CHF —
Additions	3,718,854	101
Common shares held as of September 24, 2010	3,718,854	101
Additions	25,404,596	753
Shareholder-approved retirements	(5,134,890)	(146)
Common shares held as of September 30, 2011	23,988,560	CHF 708

In March 2011, our shareholders approved the cancellation of 5,134,890 shares purchased under our share repurchase program during the period from July 27, 2010 to December 24, 2010. The capital reduction by cancellation of shares was subject to a notice period and filing with the commercial register and became effective in May 2011.

During fiscal 2010, we initiated a virtual secondary trading line ("Secondary Line") for purposes of acquiring treasury shares with the intent to retire. Pursuant to this Secondary Line, we acquired 25,404,596 shares at a historical cost of CHF 753 million in fiscal 2011 and 3,718,854 shares at a cost of CHF 101 million in fiscal 2010.

Treasury shares held by us and a subsidiary at September 30, 2011 totaled 23,988,560 and 15,314,990, respectively, with a combined historical cost of CHF 1,174 million. Treasury shares held by us and a subsidiary at September 24, 2010 totaled 3,718,854 and 21,127,075, respectively, with a combined historical cost of CHF 804 million. Because we had freely distributable equity reserves during fiscal 2011 and 2010, treasury share reserves were created out of accumulated earnings (deficit).

During fiscal 2011, our board of directors authorized a total increase in the share repurchase authorization of $2,250 million, of which $750 million was authorized in the first quarter and $1,500 million was authorized in the fourth quarter. During fiscal 2011, we purchased approximately 25 million of our common shares for $867 million. We purchased approximately 18 million of our common shares for $488 million during fiscal 2010. At September 30, 2011, we had $1,501 million of availability remaining under our share repurchase authorization. Purchases both made pursuant to the Secondary Line and by a subsidiary are subject to this authorization.

Reserves from Capital Contributions and Contributed Surplus

Reserves from capital contributions and contributed surplus (as determined for Swiss tax purposes), subject to certain conditions, are freely distributable reserves. As of September 30, 2011,

5. Equity (Continued)

reserves from capital contributions were CHF 9,745 million (equivalent to $8,940 million). As of September 24, 2010, contributed surplus, was CHF 10,059 million (equivalent to $9,273 million).

Recently enacted Swiss tax law, Corporate Tax Law Reform II (the "Tax Law"), allows us to make distributions to shareholders from reserves from capital contributions (or contributed surplus) that are no longer subject to Swiss withholding tax. In anticipation of adopting the Tax Law, the Swiss Federal Tax Administration ("FTA") approved contributed surplus of CHF 10,059 million (equivalent to $9,273 million) (as reduced to CHF 9,745 million by distributions approved by our shareholders at the March 9, 2011 annual general meeting of shareholders), as qualifying for distribution free from withholding tax under the Tax Law. We are in discussions with the FTA regarding certain administrative aspects of the Tax Law related to the balance sheet classification of eligible reserves as either legal reserves (reserves from capital contributions) or free reserves (contributed surplus). Should we not be successful in our discussions, we may need to formally enter into an appeal process in order to protect our position. While these discussions are on-going, as of September 30, 2011, we provisionally reclassified CHF 9,745 million from free reserves (contributed surplus) to legal reserves (reserves from capital contributions) to conform to the presentation requirements of the Tax Law as currently interpreted by the FTA. We may, in the future and depending upon the outcome of our discussions and any related appeals, reverse the classification. We intend to seek shareholder approval for reclassifications between free and legal reserves, including the provisional reclassification made as of September 30, 2011.

Also during fiscal 2011, we received a ruling from the FTA that all quarterly distributions from contributed surplus approved by shareholders in March 2011 (see "Distributions to Shareholders" below) were not subject to withholding tax.

General Reserve

To comply with the Swiss Code of Obligations, 5% of annual net income must be appropriated to our general reserve until the general reserve equals 20% of share capital. Because of our accumulated deficit position, we have not proposed any appropriations to the general reserve. The general reserve is not a distributable reserve.

Distributions to Shareholders

Under current Swiss law, subject to certain conditions, distributions to shareholders made in the form of a reduction of registered share capital or from reserves from capital contributions are exempt from Swiss withholding tax. See "Reserves from Capital Contributions and Contributed Surplus" for additional information regarding our ability to make distributions free from withholding tax. Distributions or dividends on our shares must be approved by our shareholders.

As of September 25, 2009, capital reductions previously approved by our shareholders had reduced the par value of our common shares from CHF 2.60 (equivalent to $2.40) to CHF 2.43 (equivalent to $2.24).

In October 2009, our shareholders approved a cash distribution to shareholders in the form of a capital reduction to the par value of our common shares of CHF 0.34 (equivalent to $0.32) per share, payable in two equal installments in each of the first and second quarters of fiscal 2010. We paid the first and second installments of the distribution at a rate of $0.16 per share each during the quarters

5. Equity (Continued)

ended December 25, 2009 and March 26, 2010. These capital reductions reduced the par value of our common shares from CHF 2.43 (equivalent to $2.24) to CHF 2.09 (equivalent to $1.92).

In March 2010, our shareholders approved a cash distribution to shareholders in the form of a capital reduction to the par value of our common shares of CHF 0.72 (equivalent to $0.64) per share, payable in four equal quarterly installments beginning in the third quarter of fiscal 2010 through the second quarter of fiscal 2011. We paid the first and second installments of the distribution at a rate of $0.16 per share each during the quarters ended June 25, 2010 and September 24, 2010. These capital reductions reduced the par value of our common shares from CHF 2.09 (equivalent to $1.92) to CHF 1.73 (equivalent to $1.60). We paid the third and fourth installments of the distribution at a rate of $0.16 per share each during the quarters ended December 24, 2010 and March 25, 2011. These capital reductions reduced the par value of our common shares from CHF 1.73 (equivalent to $1.60) to CHF 1.37 (equivalent to $1.28).

In March 2011, our shareholders approved a distribution to shareholders of CHF 0.68 (equivalent to $0.72) per share out of contributed surplus, payable in four equal quarterly installments beginning in the third quarter of fiscal 2011 through the second quarter of fiscal 2012 to shareholders of record on specified dates in each of the four quarters. We paid the first and second installments of the distribution at a rate of $0.18 per share each during the quarters ended June 24, 2011 and September 30, 2011. The unpaid balances are recorded in approved but unpaid distributions to shareholders payable on the balance sheets.

6. Executive Compensation

The following table summarizes the compensation of our chief executive officer and the chief financial officer and the three other most highly compensated executive officers as a group for fiscal 2011 and 2010 (the "named executive officers").

Name and Principal Position	Year	Salary[2] ($)	Bonus ($)	Stock Awards[3] ($)	Option Awards[4] ($)	Non-Equity Incentive Plan Compensation[5] ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[6] ($)	All Other Compensation[7] ($)	Total ($)
Thomas Lynch, Chief Executive Officer	2011	$1,005,769	—	$2,211,339	$4,789,700	$1,250,000	—	$ 443,238	$ 9,700,046
	2010	$ 950,000	—	$2,189,892	$5,066,494	$2,375,000	—	$ 325,385	$10,906,771
Chief Financial Officer and three other most highly compensated executive officers[1]	2011	$2,131,596	—	$2,237,497	$4,847,735	$1,729,752	$217,054	$1,387,890	$12,551,524
	2010	$1,839,857	—	$2,309,332	$5,405,396	$2,795,692	$ 84,660	$1,216,878	$13,651,815

(1) For fiscal 2011, two executives were paid (in total or in part) outside the U.S. in other currencies, while all other executives were paid in U.S. dollars. To convert compensation values to U.S. dollars, the average monthly conversion rates as determined by TE Connectivity finance were used. The following are the conversion rates relevant for fiscal 2011 for the above table: $1.39392:EUR 1 and $1.6018175:GBP 1. For fiscal 2010, salary and bonus for all executives were paid in U.S. dollars.

6. Executive Compensation (Continued)

(2) Amounts shown are not reduced to reflect the named executive officers' elections, if any, to defer receipt of salary into the Tyco Electronics Corporation Supplemental Savings and Retirement Plan ("SSRP").

(3) This amount represents the grant date fair value of restricted stock units ("RSUs") calculated using the provisions of Accounting Standards Codification ("ASC") 718, *Compensation—Stock Compensation*. All dividend equivalent units earned on unvested RSUs are reported in the All Other Compensation table, shown below.

(4) This amount represents the grant date fair value of stock options calculated using the provisions of ASC 718.

(5) Represents amounts earned under the TE Connectivity Ltd. Annual Incentive Plan. Amounts shown are not reduced to reflect the named executive officers' elections, if any, to defer receipt of awards into the SSRP.

(6) Represents the aggregate change in actuarial present value of the accumulated benefits for two executives in fiscal 2011 and one executive in fiscal 2010 under their respective pension plans.

(7) See the All Other Compensation table below for a more detailed breakdown of the amounts shown above, which include perquisites and company match on employee contributions to the employee stock purchase plan, our 401(k) plan and nonqualified defined contribution plan, and other amounts. The amounts reflected in the table for perquisites are our incremental cost. We also provide group life, health, hospitalization and medical reimbursement plans which do not discriminate in scope, terms or operation in favor of officers and are available to all full-time employees.

All Other Compensation

Name and Principal Position	Year	Perquisites[a] ($)	Insurance Premiums[b] ($)	Dollar Value of Dividends not factored into Grant Date Fair Value[c] ($)	ESPP Company Match[d] ($)	Company Contributions to DC Plans[e] ($)	All Other Compensation ($)
Thomas Lynch,							
Chief Executive Officer	2011	$ 126,567	—	$141,190	$3,750	$171,731	$ 443,238
	2010	$ 106,087	—	$153,974	$3,750	$ 61,574	$ 325,385
Chief Financial Officer and three other most							
highly compensated executive officers	2011	$1,004,576	$462	$128,128	—	$254,724	$1,387,890
	2010	$ 937,444	$431	$113,218	—	$165,785	$1,216,878

(a) Amounts reflect a cash perquisite allowance under the executive flexible perquisites allowance program which provides executives a cash allowance of 10% of base salary for executives paid through the United States. Amounts for fiscal 2011 and 2010 also include for the Chief Executive Officer amounts for non-business use of our aircraft. We own an aircraft that we use for business purposes. Mr. Lynch uses the aircraft for business purposes, but occasionally will make a non-business related stop while on a business trip, or will travel on the aircraft to attend meetings of the Thermo Fisher Scientific Inc. board of directors, of which he is a member. The amounts listed above for fiscal 2011 and 2010 include the direct variable costs and the value of the lost corporate tax benefits associated with a non-business related stop and travel on the aircraft to attend Thermo Fisher Scientific Inc. board meetings. Amounts for fiscal 2011 also include, for one executive outside the United States, a company provided automobile, and, for one executive on expatriate assignment, costs which include cash allowances (goods and services and utilities), housing and management fees, education for dependents, home leave travel costs, and miscellaneous repatriation allowances; the amount also includes German tax payments, U.S. tax gross-up payments, personal tax preparation assistance, the imputed value of the company provided automobile, fuel charges, and automobile maintenance and repairs. Imputed car values, fuel, and maintenance charges were reported in Great Britain pounds and euros for each executive, respectively; German taxes, fuel, and maintenance charges were reported in euros. Due to the timing of payments in fiscal 2011, the following range of exchange rates, primarily as determined by TE Connectivity finance, was used to convert to U.S. dollars: $1.32103—$1.44109:EUR 1 and $1.54984—$1.63813:GBP 1. Amounts for fiscal 2010 include expatriate related expenses for one executive which were paid in euros; to convert to U.S. dollars, the average monthly conversion rate determined by TE Connectivity finance was used; $1.35853:EUR 1.

6. Executive Compensation (Continued)

(b) Represents the additional income reported for one executive for participation in a company paid life insurance program.

(c) Represents the value of dividend equivalent units credited in the fiscal year using the close price on the date of the crediting.

(d) Represents the company matching contribution made under the TE Connectivity Ltd. Employee Stock Purchase Plan.

(e) Reflects contributions made on behalf of the named executive officers under our qualified defined contribution plan and accruals on behalf of the named executive officers under the SSRP (also a defined contribution plan), as follows:

Name	Year	Company Matching Contribution (Qualified Plan)	Company Contribution (Non-Qualified Plan)
Thomas Lynch			
Chief Executive Officer	2011	$12,250	$159,481
	2010	$12,250	$ 49,324
Chief Financial Officer and three other most highly compensated executive officers(*)	2011	$46,372	$208,352
	2010	$54,489	$111,296

(*) Included in the amount above is an additional matching contribution of $5,390 for fiscal 2011 and $5,930 for fiscal 2010 for one of the referenced executives as a result of a frozen defined benefit plan.

No loans or guarantees were granted to named executive officers in fiscal 2011.

7. Compensation of Non-Employee Directors

Fiscal 2011 compensation of each director who is not our salaried employee or an employee of our subsidiaries was set at $215,000 per annum, payable $80,000 in cash and $135,000 in equity value. The chair of the audit committee received an additional $25,000 cash retainer and the chairs of the management development and compensation committee and nominating, governance and compliance committee received an additional $15,000 cash retainer. The chairman of the board received an additional retainer fee of $160,000 ($100,000 in cash and $60,000 in equity value). Audit committee members, including the chair, each received an additional $10,000 in cash compensation. Directors who are employees of us or our subsidiaries do not receive any compensation for their services as directors.

Each non-employee director received the equity component of their compensation in the form of a grant of common shares of TE Connectivity Ltd., with the exception of Dr. Gromer, who received the equity component of his compensation in the form of deferred stock units ("DSUs"). Prior to fiscal 2010, all non-employee directors received the equity component of their compensation in the form of DSUs. Due to changes in U.S. tax law, U.S.-based non-employee directors began to receive the equity component of their compensation in the form of common shares commencing in fiscal 2010. (Under the tax law, our U.S.-based non-employee directors can no longer defer any portion of their compensation, including DSUs, and therefore, they were issued common shares (which are immediately taxable) in lieu of DSUs.) Because Dr. Gromer is a German citizen, he continued to receive his equity compensation in the form of DSUs.

DSUs awarded to Dr. Gromer vested immediately upon grant, and will be paid in common shares within 30 days following termination (subject to the previously-existing option of deferring the payout). Dividend equivalents or additional DSUs are credited to a non-employee director's DSU account when dividends or distributions are paid on our common shares.

Fiscal 2012 compensation for non-employee directors will be the same as fiscal 2011.

7. Compensation of Non-Employee Directors (Continued)

We reimburse our board members for expenses incurred in attending board and committee meetings or performing other services for us in their capacities as directors. Such expenses include food, lodging and transportation.

The following table discloses the cash and equity awards paid to each of our non-employee directors during fiscal 2011 and 2010.

Name	Fiscal Year	Fees Earned or Paid in Cash[1] ($)	Stock Awards[2] ($)	Option Awards ($)	All Other Compensation[3] ($)	Total ($)
Pierre Brondeau	2011	$ 90,000	$148,547	—	$ 7,649	$246,196
	2010	$ 90,000	$147,083	—	$ 7,008	$244,091
Ram Charan[4]	2011	$ 40,000	—	—	$ 7,649	$ 47,649
	2010	$ 80,000	$147,083	—	$ 7,008	$234,091
Juergen Gromer	2011	$ 80,000	$148,547	—	$14,810	$243,357
	2010	$ 80,000	$147,083	—	$10,857	$237,940
Robert Hernandez	2011	$ 80,000	$148,547	—	$17,649	$246,196
	2010	$ 80,000	$147,083	—	$19,508	$246,591
Daniel Phelan	2011	$ 80,000	$148,547	—	$12,649	$241,196
	2010	$ 80,000	$147,083	—	$17,008	$244,091
Frederic Poses	2011	$195,000	$214,557	—	$ 8,567	$418,124
	2010	$195,000	$179,777	—	$17,862	$392,639
Lawrence Smith	2011	$115,000	$148,547	—	$20,232	$283,779
	2010	$115,000	$147,083	—	$19,387	$281,470
Paula Sneed	2011	$ 90,000	$148,547	—	$19,385	$257,932
	2010	$ 90,000	$147,083	—	$18,587	$255,670
David Steiner	2011	$ 95,000	$148,547	—	$ 7,649	$251,196
	2010	$ 95,000	$147,083	—	$12,008	$254,091
John Van Scoter	2011	$ 80,000	$148,547	—	$ 6,592	$235,139
	2010	$ 80,000	$147,083	—	$23,743	$250,826

(1) The amounts shown represent the amount of cash compensation earned for board and committee services. For fiscal 2011 and 2010, Mr. Poses received additional fees for his work as the board chair. For fiscal 2011 and 2010, Mr. Poses, Mr. Smith and Mr. Steiner each received additional fees for their roles as chair of the nominating, governance and compliance committee, the audit committee, and the management development and compensation committee, respectively. For fiscal 2011 and 2010, Mr. Brondeau, Mr. Smith and Ms. Sneed each received for the full year the additional Audit Committee cash retainer for serving on the committee. In fiscal 2010, Mr. Poses received additional fees for his work as the chair of the management development and compensation committee through December 2, 2009. Effective December 3, 2009, Mr. Poses became chair of the nominating, governance and compliance committee and Mr. Steiner became chair of the management development and compensation committee. There was no pro-ration of fees between committees because the fee is the same for both committees. The amount for Dr. Gromer reflects the U.S. dollar equivalent for fees earned as Dr. Gromer is paid in euros.

(2) On November 8, 2010, each director received a grant of 4,404 common shares, except for Dr. Gromer who received his award in the form of DSUs. Mr. Poses received an additional 1,957 shares in equity compensation as chairman. On November 17, 2009, each director received a grant of 5,979 common shares, except for Dr. Gromer who received his award in the form of DSUs. Mr. Poses received an additional 1,329 shares in equity compensation as chairman. In fiscal 2011, in determining the number of common shares and DSUs to be issued, we used the average daily closing price in the month preceding grant ($30.66 per share), the same methodology used to determine employee equity awards. The grant date fair

7. Compensation of Non-Employee Directors (Continued)

value of these awards, as shown above for fiscal 2011, was calculated by using the closing price of TE Connectivity Ltd. common shares on the date of grant ($33.73 per share). In fiscal 2010, in determining the number of common shares and DSUs to be issued, we used the average daily closing price in the month preceding grant ($22.58 per share), the same methodology used to determine employee equity awards. The grant date fair value of these awards, as shown above for fiscal 2010, was calculated by using the closing price of TE Connectivity Ltd. common shares on the date of grant ($24.60 per share). The common shares and DSUs vested immediately and non-employee directors receive dividend equivalents in connection with any DSU award granted to them.

(3) Represents the value of dividend equivalent units earned on current and prior DSU awards calculated using the market value on the date of the dividend and company matching gift contributions made on behalf of certain directors under TE Connectivity's matching gift program. The 2010 amounts in the All Other Compensation Column and Total Column have been adjusted to reflect the company matching gift contributions made on behalf of certain directors in fiscal 2010.

(4) Dr. Charan did not receive a fiscal 2011 stock award, and left the board effective March 9, 2011.

No loans or guarantees were granted to members of the board of directors in fiscal 2011. During fiscal 2011, the TE Group engaged in commercial transactions in the normal course of business with companies where our directors were employed and served as officers. Purchases from such companies aggregated less than one percent of our consolidated net sales during fiscal 2011.

8. Security Ownership of Board of Directors and Executive Officers

The following table sets forth the shares, options and stock units held as of September 30, 2011 by each member of our board of directors, our chief executive officer and the other executive officers as a group whose compensation is aggregated in the compensation table in Note 6 for fiscal 2011.

	Shares Held	Options Held[1]	Options Exercise Price	Fiscal Years of Expiration	RSUs/DSUs Held[2]
Board of Directors:					
Pierre Brondeau	9,282	—	—	—	11,372
Juergen Gromer	77,477	—	—	—	22,078
Robert Hernandez	42,787[3]	—	—	—	11,372
Thomas Lynch[4]	215,442	3,486,602	$14.56–$41.38	2014–2021	187,717
Daniel Phelan	7,787	—	—	—	11,372
Frederic Poses	327,971	—	—	—	12,747
Lawrence Smith	18,722[5]	—	—	—	15,219
Paula Sneed	8,987	—	—	—	13,959
David Steiner	7,787	—	—	—	11,372
John Van Scoter	10,383	—	—	—	6,090
Executive Officers:					
Thomas Lynch[4]	215,442	3,486,602	$14.56–$41.38	2014–2021	187,717
Other executive officers	119,482[6]	2,309,686	$14.11–$41.38	2014–2021	173,456

(1) Each option provides the right to purchase one share at the exercise price. Subject to acceleration upon certain events, the stock options are exercisable in equal installments on anniversaries of the grant dates and are fully exercisable on the fourth anniversaries of the grant dates.

(2) Executive officers hold RSUs and directors (other than Mr. Lynch, an executive officer) hold DSUs. Subject to acceleration upon certain events, the RSUs vest over time on anniversaries of the grant dates, are settled in shares upon vesting on a one-for-one basis, and receive dividend equivalent stock units. The DSUs are vested upon issuance, generally will be settled

8. Security Ownership of Board of Directors and Executive Officers (Continued)

in shares on a one-for-one basis within 30 days following the director's termination, and receive dividend equivalent stock units.

(3) Includes 35,000 shares held in a trust over which Mr. Hernandez has dispositive power.

(4) Mr. Lynch is a member of the board of directors and chief executive officer.

(5) Includes 1,860 shares held in a trust and 3,000 shares held in a family limited partnership over which Mr. Smith has dispositive power. Mr. Smith disclaims beneficial ownership of such shares.

(6) Includes 15,000 shares held in a trust over which an executive officer has dispositive power.

9. Significant Shareholders

The following table sets forth the information indicated for persons or groups known to us to be beneficial owners of more than 5% of our outstanding shares beneficially owned as of September 30, 2011.

Name and Address of Beneficial Owner	Number of Shares	Percentage of Class
Dodge & Cox[1] 555 California Street, 40th Floor San Francisco, CA 94104	34,412,823	8.1%
Janus Capital Management LLC[2] 151 Detroit Street Denver, CO 80206	26,495,040	6.3%

(1) This information is based on a Schedule 13G filed with the SEC on February 10, 2011 by Dodge & Cox, which reported sole voting power and sole dispositive power as follows: sole voting power—33,061,373 and sole dispositive power—34,412,823.

(2) This information is based on a Schedule 13G filed with the SEC on February 14, 2011 by Janus Capital Management LLC ("Janus Capital"). Janus Capital reported the following information in its Schedule 13G. It has a direct 94.5% ownership stake in INTECH Investment Management ("INTECH") and a direct 77.8% ownership stake in Perkins Investment Management LLC ("Perkins"). Due to the above ownership structure, holdings for Janus Capital, Perkins and INTECH are aggregated for purposes of the Schedule 13G filing. Janus Capital, Perkins and INTECH are registered investment advisers, each furnishing investment advice to various investment companies registered under Section 8 of the Investment Company Act of 1940 and to individual and institutional clients (collectively referred to herein as "Managed Portfolios"). As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, Janus Capital may be deemed to be the beneficial owner of 26,414,640 shares held by such Managed Portfolios and has sole voting and dispositive power with respect to these shares. As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, INTECH may be deemed to be the beneficial owner of 80,400 shares held by such Managed Portfolios and Janus Capital has shared voting and dispositive power with respect to these shares.

10. Subsidiaries of the Company

We are the ultimate holding company of all subsidiaries of the TE Group. Our direct subsidiaries and significant subsidiaries of the Group, as determined based on net sales or total assets and all of which are wholly owned indirectly by us, were as follows as of September 30, 2011:

Entity Name	Jurisdiction	Direct or Indirect Holding	Nominal Capital[(1)]	Purpose[(2)]
Tyco Electronics Group S.A.	Luxembourg	Direct	$ 1	F
Tyco Electronics Verwaltungs GmbH	Germany	Direct	EUR —	F
Tyco Electronics Holdings (Bermuda) No. 7 Ltd.	Bermuda	Direct	$ —	F
ADC India Communications Ltd.	India	Indirect	INR—	M
Tyco Electronics Raychem bvba	Belgium	Indirect	EUR —	M
Tyco Electronics Brasil Ltda.	Brazil	Indirect	BRL 63	M
Tyco Electronics (Shanghai) Co., Ltd.	China	Indirect	CNY 6	M
Tyco Electronics AMP GmbH	Germany	Indirect	EUR 78	M
Tyco Electronics Raychem GmbH	Germany	Indirect	EUR 15	M
Tyco Electronics H.K. Limited	Hong Kong	Indirect	$ —	M
Tyco Electronics AMP Italia S.r.l.	Italy	Indirect	EUR 4	M
Tyco Electronics Japan G.K.	Japan	Indirect	JPY 21,776	M
Tyco Electronics Holding S.a.r.l.	Luxembourg	Indirect	$ 1,079	F
Tyco Electronics Singapore Pte Ltd.	Singapore	Indirect	$ —	M
Tyco Electronics AMP Korea Limited	South Korea	Indirect	KRW 6,000	M
Tyco Electronics Logistics AG	Switzerland	Indirect	CHF —	S
Tyco Electronics Services GmbH	Switzerland	Indirect	$ 2	F
ADC Telecommunications, Inc.	United States	Indirect	$ 68	M
Tyco Electronics Corporation	United States	Indirect	$ 460	M
Tyco Electronics Subsea Communications LLC	United States	Indirect	$ 130	M

(1) Nominal capital is presented in millions for the currencies noted as of September 30, 2011. Nominal capital denoted with a "—" is insignificant.

(2) "F" denotes the primary purpose as a holding or financing company; "M" denotes the primary purpose as manufacturing and production; "S" denotes the primary purpose as sales and distribution.

REPORT OF THE STATUTORY AUDITOR ON THE SWISS STATUTORY FINANCIAL STATEMENTS OF TE CONNECTIVITY LTD.

To the General meeting of
TE CONNECTIVITY LTD. (FORMERLY: TYCO ELECTRONICS LTD.), SCHAFFHAUSEN

Report of the Statutory Auditor on the financial statements

As Statutory Auditor, we have audited the financial statements of TE Connectivity Ltd. (the "Company"), which comprise the statement of operations, balance sheet and notes (pages 147 – 163) for the year ended September 30, 2011.

Board of Directors' Responsibility

The Board of Directors is responsible for the preparation of the financial statements in accordance with the requirements of Swiss law and the Company's articles of association. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements for the year ended September 30, 2011 comply with Swiss law and the Company's articles of association.

Report on Other Legal Requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act ("AOA") and independence (Article 728, Swiss Code of Obligations ("CO"), and Article 11, AOA) and that there are no circumstances incompatible with our independence.

In accordance with Article 728a, paragraph 1, item 3, CO, and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We recommend that the financial statements submitted to you be approved.

Deloitte AG

/s/ James D. Horiguchi
Licensed Audit Expert
Auditor in charge

/s/ Martin Welser
Licensed Audit Expert

Zurich, November 18, 2011

CORPORATE DATA

REGISTERED & PRINCIPAL EXECUTIVE OFFICE
TE Connectivity Ltd.
Rheinstrasse 20
CH-8200 Schaffhausen
Switzerland
+41.0.52.633.66.61

INDEPENDENT AUDITORS
Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103

Deloitte AG
General Guisan-Quai 38
CH-8022 Zurich
Switzerland

STOCK EXCHANGE
The company's common shares are traded on the New York Stock Exchange (NYSE) under the ticker symbol TEL.

FORM 10-K
Copies of the company's Annual Report on Form 10-K for the fiscal year ended September 30, 2011 may be obtained by shareholders without charge upon written request to TE Connectivity Ltd., Rheinstrasse 20, CH-8200 Schaffhausen, Switzerland. The Annual Report on Form 10-K is also available on the company's website at **www.te.com.**

SHAREHOLDER SERVICES
Registered shareholders (shares held in your own name with our transfer agent) with requests such as change of address and replacement of lost certificates or dividend checks should contact TE Connectivity's transfer agent at:

Mellon Investor Services LLC
480 Washington Boulevard
Jersey City, NJ 07310
866.258.4745
shrrelations@melloninvestor.com
www.melloninvestor.com

Beneficial shareholders (shares held with a bank or broker) should contact the bank or brokerage holding their shares with their requests.

Other shareholder inquiries may be directed to TE Connectivity Shareholder Services at the company's registered office address.

TRADEMARKS
TE Connectivity and TE Connectivity (logo) are trademarks. Other logos, product and/or company names might be trademarks of their respective owners. All product names appearing in this document are trademarks owned by, or licensed to, the company or its subsidiaries.

EVERY CONNECTION COUNTS

TE connectivity

TE Connectivity Ltd.
Rheinstrasse 20
CH-8200 Schaffhausen
Switzerland
+41.0.52.633.66.61

www.te.com



This document was printed using soy-based inks and paper containing 30% postconsumer recycled fiber. The paper was produced by a Forest Stewardship Council™ (FSC®) Chain of Custody supplier. Printing was done according to ISO workflow procedures.

3-1773463-6

MIX
Paper from responsible sources
FSC
www.fsc.org
FSC® C101537